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07023268

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Alea Group Holdings

*CURRENT ADDRESS

PROCESSED

**FORMER NAME

MAY 09 2007

**NEW ADDRESS

THOMSON FINANCIAL

FILE NO. 82- 34885 FISCAL YEAR 12-31-06

* Complete for initial submissions only ** Please note name and address changes

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OICF/BY: dw

DAT : 5/7/07

File No. 82-34885

Alea

ARIS
12-31-06

ALEA GROUP HOLDINGS (BERMUDA) LTD
Annual Report 2006

02	Chairman's Statement
04	Chief Executive Officer's Report
06	Financial Review
16	Board of Directors
17	Directors Report
21	Corporate Governance
28	Directors Remuneration Report
36	Statement of the Directors Responsibilites
37	Independent Auditor's Report To The Members of Alea Group Holdings (Bermuda) Ltd.
40	Consolidated Income Statement
41	Consolidated Balance Sheet
42	Consolidated Cash Flow Statement
43	Consolidated Statement of Recognised Income and Expense
44	Notes to the Financial Statements
118	Shareholder Information
120	Frequently Asked Questions (FAQs)
121	Financial Calendar

In 2006, Alea completed its transition from an on-going insurance operation to a business in run-off. The initial stages of run-off involved embedding the run-off strategy within the Group's operating platform and simultaneously making the organisational changes necessary to position the Group to deliver its plan.

As previously stated, the Group's run-off plan includes both a proactive cost management programme to improve operational efficiency and an aggressive claims management and commutation strategy. The key objectives of the plan are to preserve net assets through effective management of the run-off of the Group's balance sheet, to manage other operating expenses and finance costs to levels less than or equal to investment income and, ultimately, to return capital to shareholders.

Our goal of optimising shareholder value during run-off and enhancing the potential sale value of the business is dependent on the Group's ability to reduce potential liabilities and provide assurance to regulators of the certainty of the valuation of liabilities in relation to the Group's assets. In this respect, the Group has made good progress in 2006 in reducing total insurance contract liabilities by $931.0 million while preserving its capital base. Progress has been made in commencing the realisation of distributable Group assets with the gaining of regulatory approval for intra-Group capital distributions totalling $126 million to Alea Group Holdings (Bermuda), the Group holding company, from two of our regulated subsidiaries.

As previously disclosed, in the fourth quarter of 2006, the Group announced it had completed the sale of its excess and surplus lines carrier, Alea North America Specialty Insurance Company, to a member company of Praetorian Financial Group. This transaction resulted in a net gain of $4.3 million. In addition, the Group further streamlined its organisation by liquidating Alea Financial UK Limited, Alea Technology Limited, Alea Jersey Limited, Alea Global Risk Limited and Alea Holdings Guernsey Limited. These smaller liquidations evidence the Group's efforts to simplify its operating structure.

Dividend

The Company has not proposed a dividend for the 2006 financial year.

Board Changes

In 2006, Mark Cloutier was appointed Group Chief Executive Officer and Executive Director upon the departure of Mark L. Ricciardelli who resigned from his post as CEO and as an Executive Director. Kirk H Lusk was simultaneously appointed as an Executive Director. Mr. Lusk currently serves as the Group Chief Financial Officer and Chief Operating Officer. The combination of Mr. Cloutier's wealth of run-off expertise and Mr. Lusk's strong financial skills and institutional knowledge have been instrumental in ensuring the effective execution of the run-off plan to date. The Board expresses its gratitude to both Mr. Cloutier and Mr. Lusk for their leadership during this challenging year for Alea. In addition, the Board wishes to express its appreciation of Mr. Ricciardelli's services to the Group.

Also during the year, Edward B. Jobe resigned from the Board of Directors. Mr. Jobe had served on the Board as an independent Non-Executive Director and as a member of the Audit Committee since September 2004. The Board wishes to express its appreciation of Mr. Jobe's contributions to the Group.

John Reeve
Chairman
3 April 2007

In 2006, Alea completed its transition from an on-going insurance operation to a business in run-off.

Financial Performance

- Net insurance premium revenue in 2006 of $215.9 million[1] (2005: $1,086.7 million), with the reduction reflecting the impact of the Group's decision to cease writing new/renewal business and place its operations into run-off.
- Investment income of $94.8 million (2005: $89.1 million).
- Other operating expenses for 2006 were $66.6 million (2005: $145.3[2] million).
- Loss after tax in 2006 of $0.8 million[3] (2005: loss after tax of $178.9 million).
- Basic and diluted loss per share of $0.00 (2005: loss per share of $1.03).[4]
- Insurance contracts liabilities decreased by 32.4% from $2,872.5 million at 31 December 2005 to $1,941.5 million at 31 December 2006.
- Net asset value of $2.79 per share[5] (£1.42 per share) compared with 31 December 2005 of $2.82 per share (£1.43 when translated at the 31 December 2006 exchange rate or £1.63 per share when translated at the 31 December 2005 exchange rate).
- Net asset value at 31 December 2006 was impacted by cumulative unrealised losses on investments of $23.7 million which equates to $0.14 per share (31 December 2005: cumulative losses of $12.7 million equating to $0.07 per share).
- Favourable reserves development in 2006 of $5.7 million, net of reinsurance, commutations and discount (2005: adverse reserves development of $123.1 million, net of reinsurance, commutations and discount).
- 2006 performance remains within the financial covenants under the Group's bank credit agreement.

Operational Highlights

- Staff headcount reduced to 137 as at 31 December 2006 down from 284 as at 31 December 2005.
- Simplification of Group[6] organisation through liquidation of five smaller corporate entities.
- During the period, the Group sold Alea North America Specialty Insurance Company ("ANASIC") to a member company of Praetorian Financial Group, Inc. ("Praetorian") realising a net gain of $ 4.3 million.

Financial information presented herein has been prepared in accordance with International Financial Reporting Standards ("IFRS").

Notes:
1. Except where specifically indicated all statements refer to the twelve months ended 31 December 2006 or 2005.
2. The $145.3 million is stated after adding back $49.9 million of expenses that were reclassified at 31 December 2005 from other operating expenses to acquisition costs in accordance with IAS 1 'Presentation of Financial Statements'.
3. These results have been prepared on a going concern basis. The Directors consider this to be the appropriate basis as set forth in Note 2 of the Audited Financial Statements.
4. Weighted average number of ordinary shares of 173.7 million (2005: 173.9 million).
5. £1.42 per share at an exchange rate of $1.97=£1 (2005:£1.43 per share at an exchange rate of $1.97 = £1 or £1.63 per share at an exchange rate of $1.73 = £1).
6. "Group" refers to Alea Group Holdings (Bermuda) Ltd, and all its subsidiaries. "Company" refers to Alea Group Holdings (Bermuda) Ltd only.

In the fourth quarter of 2005, Alea Group announced its intentions to cease underwriting new and renewal business and place its insurance and reinsurance operations into run-off. Accordingly, throughout 2006 the Group has conducted its affairs as a company in run-off.

As a run-off company, our purpose is to crystallise and ultimately release to shareholders the capital in the Group that heretofore had been used to support the insurance and reinsurance enterprise when it was still active in the sector. Our mission is quite simple: to preserve, and if possible grow the capital base of the Group, pay our obligations as they become due and make capital available for early distribution.

In order to make capital available for distribution the focus of the organisation must be on reducing the amount of capital required to support the business. With that said, our most significant capital requirements come from three main areas:

- exposure to new claims on unexpired policies and reinsurance contracts;
- volatility in the estimates of the ultimate costs to settle claims; and
- fluctuations in the market value of our investment portfolio.

While our mission and its key ingredients are simply stated, execution of that mission is fraught with many challenges. We believe the Group has managed these challenges well in this transitional year by staying focused on the following key value drivers:

- exposure management/reduction;
- reduction of volatility in our insurance contract liabilities;
- operating performance; and
- capital management.

Management of Exposures and Volatility

In early 2006, we undertook an aggressive initiative to reduce exposure to new claims through a combination of unearned premium cut-off transactions, termination of agency agreements and non-renewal of insurance contracts. The effect of this activity is reflected in the significant reduction in premium income and resultant de-leveraging of our capital and surplus. While some may argue that unearned premium cut-offs result in lost margin, our emphasis is on releasing capital. By reducing our exposure to claims arising on tail or unearned premium, we immediately impact potential volatility on future results, which serves to reduce the amount of capital required to support the business in the future. We believe the trade-off of ***potential*** lost margin in the premium for the net present value of capital released is a sensible one for a run-off company, particularly given our key objectives.

With respect to reducing volatility in insurance contract liabilities, in 2006 we undertook a number of initiatives targeted at increasing the predictability of loss estimates. Those initiatives included an aggressive commutation strategy with respect to our reinsurance claims outstanding as well as some proactive closing strategies targeted at our direct insurance claims outstanding.

During 2006, we completed a number of commutation transactions on terms that made economic sense for the Group, which at the same time we believe significantly reduced volatility in our provision for claims outstanding.

In our direct insurance claim portfolio, we closed significantly more cases than expected and on economic terms that on a portfolio basis were quite encouraging relative to their 31 December 2005 carrying value. At 31 December 2006, our total gross claims outstanding were $1,869.2 million compared to $2,428.9 million at 31 December 2005, a reduction of $559.7 million, which in terms of our capital management objectives compares well against near constant net assets. The net result of all this activity is an overall reduction of $931.0 million in insurance contract liabilities, representing a substantial de-leveraging of our capital base.

Operating Performance

2006 was a transition year for the Group; we faced the challenge of aligning our management and staff resources with the objectives and needs of a pure run-off enterprise. At 31 December 2005, our total headcount was 284. We concluded the year with a headcount of 137 fully 42 below our plan expectations.

However, the difference in pure headcount is not an accurate reflection of the effort involved in repositioning the Group for run-off. In order to achieve our objectives we needed to ensure we had the proper combination of talent and experience to enable us to pursue our various key strategies. We have been able to align our management and staff talent well with our run-off objectives and are pleased to have retained all of the skill and experience we believe necessary to get the job done. In 2007, we will continue to adjust management, staff levels and talent as the needs of the Group change and as we move through the run-off process.

Our before finance costs operating profit of $17.1 million, compared to a loss of $132.2 million at 31 December 2005, indicates we made significant progress in 2006, while our after tax loss of $0.8 million (net of finance costs), compared to a loss of $178.9 million at 31 December 2005, suggests we came very close to achieving our goal of operating the run-off with a view to preserving shareholder capital even in this first year of transition. While we are disappointed not to have produced a result that contributes to an increase in capital, we feel the Group performed well through this transition year to achieve the reported operating result.

Investment income of $94.8 million, compared to $89.1 million at 31 December 2005, reflects the impact of recent moves in interest rates and the effect of our initiative geared at shortening the duration of our bond portfolio in order to more accurately reflect the liquidity needs of a run-off while at the same time taking advantage of current yield curve dynamics. We continue to hold only very high-grade assets, which is consistent with our desire to reduce risk and thereby de-leverage our capital base.

In 2007, we will continue to focus on expense management as well as maintain continued diligence with respect to ensuring the Group is settling only those insurance and reinsurance obligations it is properly obligated to settle.

Capital Management

As previously stated, our focus on capital management has been on preserving, if possible growing and ultimately releasing capital to shareholders. As a result of our efforts to de-leverage our capital, and with the support of regulators in two jurisdictions, the Company has received distributions from two operating subsidiaries. We view this support from regulators as further evidence that the run-off strategy is working. However, before we are able to distribute capital to shareholders we must first address the significant obligations the Group has to its banks and holders of its hybrid capital.

Throughout the year, the Group has met all of the terms of its bank and hybrid capital obligations. At 31 December 2006, the Company has approximately $131 million in liquid assets available to service bank obligations. We are currently exploring a number of options with respect to retirement and/or renegotiation of the Group's bank debt and loans.

Outlook

2006 has been a challenging year for the Group as we have continued the transition to focusing the Group's efforts on the orderly run-off of the balance sheet. The Group suffered a very small operating loss in this challenging year of transition and, while a net operating loss of any size is always disappointing Kirk Lusk and I are very pleased with the substantial progress we have made in terms of our overall objectives of preserving and de-leveraging our capital base.

We are also thankful to our staff who have shown initiative and commitment in terms of not only adjusting to the new reality of run-off, but also in performing very well in dealing with the many new challenges they faced through what were initially difficult circumstances. Their hard work, collaboration and commitment have made a major contribution toward what Kirk Lusk and I feel is an improved outlook for the Group's run-off performance. Finally, we would like to thank the Board of Directors for their support and contributions through 2006.

Mark Cloutier
Chief Executive Officer
3 April 2007

Consolidated income statement

	Year ended 31 December 2006 $'million	Year ended 31 December 2005 $'million
Gross premiums written	**(74.9)**	997.5
Revenue		
Premium revenue	**303.3**	1,347.8
Premium ceded to reinsurers	**(87.4)**	(261.1)
Net insurance premium revenue	**215.9**	1,086.7
Fee income	**3.2**	3.0
Investment income	**94.8**	89.1
Net realised (losses)/gains on financial assets	**(2.5)**	0.7
Net realised gains on sale of disposal group	**4.3**	-
Net realised (losses)/gains on sale of renewal rights	**(5.0)**	61.1
Total revenue	**310.7**	1,240.6
Expenses		
Insurance claims and loss adjustment expenses	**173.4**	1,146.6
Insurance claims and loss adjustment expenses recovered from reinsurers	**(16.7)**	(227.4)
Net insurance claims	**156.7**	919.2
Acquisition costs	**69.2**	335.8
Other operating expenses	**66.6**	95.4
Restructuring costs	**1.1**	22.4
Total expenses	**293.6**	1,372.8
Results of operating activities	**17.1**	(132.2)
Finance costs	**(24.4)**	(19.9)
Loss before income tax	**(7.3)**	(152.1)
Income tax credit/(expense)	**6.5**	(26.8)
Loss for the year[1]	**(0.8)**	(178.9)

[1] These results have been prepared on a going concern basis. The Directors consider this to be the appropriate basis as set forth in Note 2 of the Audited Financial Statements. The Auditors have issued an unqualified opinion in their audit report including an emphasis of matter paragraph regarding going concern.

Performance indicators and comparison to prior years

The Group ceased underwriting new and renewal business and was placed into run-off in the fourth quarter of 2005. The Group's business has therefore changed significantly and as a result certain performance comparisons with prior years may become less meaningful. In this report, the Group has modified some of the performance indicators to make them relevant to the business in its current state. Going forward, the relevance of period-to-period comparisons included in Group reporting will be considered in light of the Group's run-off strategy with the objective of making only meaningful and useful comparisons.

Reserves and claims

At 31 December 2006 the total insurance contracts balance comprising gross claims outstanding less discount on claims outstanding, claims handling provisions and provision for unearned premiums was $1,941.5 million, a decrease of 32.4% from 31 December 2005 ($2,872.5 million). The claims outstanding, net of reinsurance at 31 December 2006 was $1,006.8 million. This is a decrease of 29.6% compared with 31 December 2005 ($1,429.4 million).

The balances are analysed below:

	As at 31 December 2006 $'million	As at 31 December 2005 $'million
Gross claims outstanding		
Provision for claims outstanding, reported and not reported	**1,957.3**	2,531.9
Discount	**(105.9)**	(133.4)
	1,851.4	2,398.5
Claims handling provisions	**17.8**	30.4
Total gross claims outstanding	**1,869.2**	2,428.9
Provision for unearned premiums on insurance contracts	**72.3**	443.6
Total insurance contracts	**1,941.5**	2,872.5
Aggregate excess reinsurance		
Provision for claims outstanding, reported and not reported	**299.6**	343.3
Discount	**(7.7)**	(11.3)
Net aggregate excess reinsurance	**291.9**	332.0
Other reinsurance		
Provision for claims outstanding, reported and not reported	**573.2**	673.0
Discount	**(2.7)**	(5.5)
Net other reinsurance	**570.5**	667.5
Total reinsurance		
Provision for claims outstanding, reported and not reported	**872.8**	1,016.3
Discount	**(10.4)**	(16.8)
Total reinsurers' share of claims outstanding	**862.4**	999.5
Provision for unearned premiums on reinsurance contracts	**1.0**	58.1
Total reinsurance contracts	**863.4**	1,057.6
Undiscounted claims outstanding, net of reinsurance	**1,102.3**	1,546.0
Discount	**(95.5)**	(116.6)
Claims outstanding, net of reinsurance	**1,006.8**	1,429.4

Reserves and claims (continued)

The following table presents the Group's booked gross claims outstanding before claims handling provisions and before discount as at 31 December 2006 by class of business.

$'million	General liability	Motor	Workers' comp.	Professional	Property	MAT[1]	Total
1999 and prior	102.3	47.8	20.2	1.0	34.3	96.2	301.8
2000	29.0	12.6	12.6	19.8	7.6	24.6	106.2
2001	31.0	9.8	17.1	24.0	4.1	12.3	98.3
2002	32.0	17.8	10.8	38.6	7.7	5.5	112.4
2003	39.1	32.2	6.3	31.3	9.0	6.5	124.4
2004	42.6	50.4	11.9	37.3	23.3	0.3	165.8
2005	17.7	66.3	4.4	23.7	96.0	0.8	208.9
Total reinsurance reserves	**293.7**	**236.9**	**83.3**	**175.7**	**182.0**	**146.2**	**1,117.8**
Insurance reserves	**242.2**	**81.7**	**192.4**	**31.4**	**21.8**	**0.0**	**569.5**
Total non-life reserves	**535.9**	**318.6**	**275.7**	**207.1**	**203.8**	**146.2**	**1,687.3**
Life structured settlements							**246.2**
Life reinsurance							**23.8**
Provision for claims outstanding, reported and not reported							**1,957.3**

1 Marine, Aviation and Transport

The following table analyses Alea's gross claims outstanding between incurred but not reported ("IBNR") and case reserves as at 31 December 2006. The insurance and reinsurance splits are in line with the Group's typical business tail and the relative maturity of the respective books.

Percentage	Insurance	Reinsurance	Total
Case reserves	43%	55%	52%
IBNR	57%	45%	48%
Total	**100%**	**100%**	**100%**

Favourable development

During the twelve months ended 31 December 2006 the Group experienced an improvement in the reserves before discount and net of commutations and reinsurance of $16.9 million (2005: adverse reserves development before discount of $129.2 million, net of commutations and reinsurance). This includes $12.0 million favourable development in respect of catastrophe losses.

After discount the favourable reserves development in 2006 was $5.7 million, net of reinsurance commutations (2005: adverse reserves development of $123.1 million, net of reinsurance, commutations and discount).

Loss reserve discount

As permitted by IFRS 4, categories of claims provisions where the expected average interval between the date of settlement and the balance sheet date is in excess of four years may be discounted at a rate which does not exceed that expected to be earned by assets covering the provisions. As at 31 December 2006 28% (31 December 2005: 25%) of the Group's gross reserves were discounted at a rate of 4.5%.

As at 31 December 2006 the Group's total net discount was $95.5 million (31 December 2005: $116.7 million). This is expected to reduce towards zero over the duration of the normal course of payout of the reserves. The unwinding of the discount will be charged to insurance claims and loss adjustment expenses in the income statement as the remaining expected duration drops below the UK GAAP qualified level of four years as permitted by IFRS 4.

Income statement

Gross premiums written and net insurance premium revenue

Gross premiums written in the twelve months ended 31 December 2006 were negative $74.9 million (2005: $997.5 million) reflecting the cancellation of policies written in prior periods. Net insurance premium revenue reduced by 80.1% to $215.9 million in the twelve months ended 31 December 2006 (2005: $1,086.7 million). This is primarily due to the Group's decision to cease writing new and renewal business resulting in a reduction in premium.

Premiums written generally take three years to earn through the income statement. These patterns differ by business class and operational unit. Overall, they approximate 40% in the first, 55% in the second and 5% in the third year. As at 31 December 2006 the Group had net unearned premiums of $71.3 million (2005: $385.5 million). The Group anticipates that no significant insurance premium revenue will be recognised in 2008 as the majority of unearned premium will have been released and recognised as revenue by 31 December 2007.

The Group has assessed its 31 December 2006 deferred acquisition cost asset ("DAC") of $3.5 million (2005: $107.0 million) as fully recoverable and as a result has not recorded any DAC write-off in its twelve months to 31 December 2006 income statement.

Fee income

Fee income in the twelve months ended 31 December 2006 was $3.2 million compared with $3.0 million recorded in the same period in 2005. Fee income represents income arising on structured reinsurance and insurance contracts without significant transfer of insurance risk. These contracts are accounted for on a deposit accounting basis. Additionally, fee income includes $1.0 million received as a result of a service arrangement between Alea North America Insurance Company and its former subsidiary Alea North America Specialty Insurance Company ("ANASIC") in connection with the sale of ANASIC to a member company of Praetorian Financial Group, Inc. on 29 September 2006.

Investment income and realised gains and losses

Investment income in the twelve months ended 31 December 2006 was $94.8 million, 6.4% ($5.7 million) higher than the $89.1 million recorded in the twelve months ended 31 December 2005. The growth recorded reflects 4.3% investment income in the twelve months ended 31 December 2006 on average invested assets of $2,228 million compared with 3.8% investment income in the twelve months ended 31 December 2005 on average invested assets of $2,375 million.

Net realised losses on financial assets were $2.5 million in the twelve months ended 31 December 2006 compared with $0.7 million realised gains in the twelve months ended 31 December 2005.

Net realised gains on sale of disposal group

As previously announced, Alea sold Alea North America Specialty Insurance Company, its US based excess and surplus lines company, to a member company of Praetorian. Praetorian purchased all of Alea's shares in ANASIC in exchange for a cash payment of $4.0 million plus the statutory policyholders' surplus of ANASIC as of the closing date. Total consideration was $34.7 million and the transaction completed 29 September 2006. The Group recognised in its IFRS accounts a net realised gain on the sale of $4.3 million.

Net realised (losses)/gains on sale of renewal rights

The Group completed three renewal rights transactions in the fourth quarter of 2005. These were accounted for as net realised gains on sale of renewal rights of $61.1 million, which was recognised in the year ended 31 December 2005, and represented the Directors' valuation at fair value of the business sold. In determining the fair market value of renewal rights sales, the Board considered the prior production and growth of the businesses sold, external projections and a recent assessment of the businesses sold. The fair market value of the renewal rights is regularly evaluated by the Board based on available data.
A charge of $5.0 million has been recognised in the twelve months ended 31 December 2006 reflecting a necessary change to the fair value which was based on the latest financial data available. These amounts reflect the discounted estimated future cash flows arising from specified percentages of applicable commissionable premiums written over the applicable period in accordance with the terms of the sale contracts.

The table below summarises each transaction:

Transaction	Completion date	Year ended 31 December 2006 $'million	Year ended 31 December 2005 $'million
London/Canopius	5 Dec 2005	(0.8)	8.0
AAR/AmTrust	14 Dec 2005	(5.2)	47.0
Europe/SCOR	19 Dec 2005	1.0	6.1
Total		**(5.0)**	61.1

To date the Group considers that the accruals above are reasonable and has received in cash $20.9 million of the estimated total of $56.1 million. The outstanding balance consists of $31.5 million due from AmTrust and $3.7 million due from Canopius.

Insurance claims and loss adjustment expenses

In the twelve months ended 31 December 2006 the Group incurred net insurance claims and loss adjustment expenses of $156.7 million (2005: $919.3 million).

The claims outstanding net of reinsurance at 31 December 2006 were $1,006.8 million (at 31 December 2005: $1,429.4 million), which equates to a decrease of $422.6 million in the twelve month period.

Acquisition costs

Acquisition costs are costs that are directly associated with the acquisition of insurance and reinsurance contracts including brokerage, commissions, underwriting expenses and other acquisition costs. They are deferred and amortised over the period of contract, consistent with the earning of premium.

Given that the Group is no longer accepting new insurance risks, and is releasing its unearned premium reserves as the risk associated with those premium receipts is extinguished, acquisition costs are expected to become insignificant.

In the twelve months ended 31 December 2006 total acquisition costs were $69.2 million (2005: $335.8 million).

Other operating expenses

The Group plans to reduce other operating expenses so that in any given period they are less than total investment income in that period net of finance costs. To the extent that investment income net of discount released does not offset other operating expenses, the Group will establish a run-off provision.

In the twelve months ended 31 December 2006 other operating expenses were $66.6 million. This compares with other operating expenses in the twelve months ended 31 December 2005 of $95.4 million which were stated net of a $49.9 million reclassification from other operating expenses to acquisition costs. This accounting treatment was performed to comply with IAS 1 'Presentation of Financial Statements' and represents premium related expenses. As the Group is now in run-off, the equivalent reclassification is no longer required.

Restructuring costs

Restructuring costs in the twelve months ended 31 December 2006 were $1.1 million (2005: $22.4 million). Staff headcount at 31 December 2006 stood at 137 (31 December 2005: 284) and the Group anticipates that this will reduce as reserves and invested assets decline.

Included are redundancy costs incurred of $3.6 million for severance payments made to employees who were not part of the original restructuring plan as disclosed at 31 December 2005.

Restructuring costs also include a credit of $2.5 million which results from Alea North America's sublease of its empty offices in Wilton and a resulting reversal of part of the previously recognised provision for onerous contracts.

Results of operating activities

In the twelve months ended 31 December 2006, results of operating activities were a profit of $17.1 million compared with a loss of $132.2 million in the twelve months ended 31 December 2005 reflecting a successful transition into run-off.

Finance costs

Finance costs include investment expenses, foreign exchange movements and debt interest. In the twelve months ended 31 December 2006 total finance costs were $24.4 million, compared with $19.9 million recorded in the same period in 2005. The majority of this increase results from a rise in interest rates. As is detailed in the section on Financing Facilities, interest is charged at LIBOR plus 285 basis points on the trust preferred facility and at LIBOR plus 120 basis points on the three-year bank facility.

Loss before income tax

Loss before income tax was $7.3 million in the twelve months ended 31 December 2006 compared with a loss of $152.1 million in the twelve months ended 31 December 2005. This reduction reflects the change in the results of operating activities noted above.

Income tax expense

The income tax credit in the twelve months ended 31 December 2006 was $6.5 million, compared with a charge of $26.8 million in the twelve months ended 31 December 2005.

The impact of the income tax credit on the income statement is summarised as follows:

	Year ended 31 December 2006 $'million	Year ended 31 December 2005 $'million
Current tax credit:		
UK corporation tax	**0.3**	-
Foreign tax	**(4.9)**	(0.2)
Total current period	**(4.6)**	(0.2)
Deferred tax (credit)/charge:	**(1.9)**	27.0
Total income tax (credit)/expense	**(6.5)**	26.8

In the year ended 31 December 2006 the Group's North American entities made a pre tax loss of $24.6 million. As a result of these allowable tax losses, the Group has reversed a previously recognised deferred tax liability of $1.9 million and has also recognised a current tax recoverable of $5.6 million.

In the year ended 31 December 2005 the Group wrote off the majority of its deferred tax assets to reflect uncertainty over future profitability. The Group's Swiss, US and UK entities have significant trading losses carried forward in respect of which no deferred tax assets have been recognised.

Loss on ordinary activities after income tax

Loss on ordinary activities after income tax in the twelve months ended 31 December 2006 was $0.8 million (31 December 2005: loss of $178.9 million).

Loss per share

Basic and fully diluted loss per share for the twelve months ended 31 December 2006 was $0.00 per share (2005: loss per share: $1.03).

Dividend

The Company will not be paying a dividend for the 2006 financial year.

Balance sheet

Total assets

Total assets as at 31 December 2006 decreased by 24.8% to $3,145.7 million from $4,184.8 million at 31 December 2005.

Net assets

Net assets (shareholders' funds attributable to equity interests) at 31 December 2006 were $484.1 million (31 December 2005: $490.4 million). Net assets per share were $2.79 (31 December 2005: $2.82). At the 31 December 2006 net assets per share were £1.42 (exchange rate of $1.97= £1) compared with 31 December 2005 of £1.43 when translated at the 31 December 2006 exchange rate or £1.63 per share when translated at the 31 December 2005 exchange rate ($1.73 = £1).

Net assets have remained relatively stable compared with the position at 31 December 2005 ($490.4 million) after taking into consideration the impact of interest rate movements on the investment portfolio described below.

Reinsurance recoverables

Total reinsurers' share of claims outstanding was $862.4 million at 31 December 2006 (2005: $999.5 million).

Invested assets

The Group's investment strategy emphasises a high quality diversified portfolio of liquid investment grade fixed income securities as a method of preserving capital. The investment portfolio does not currently consist of equity or real estate investments, but the Group may, in the future, invest in other asset classes on a modest basis as part of a continuing conservative investment strategy.

At 31 December 2006 the value of available for sale investments was $1,664.5 million, compared with $2,205.7 million at 31 December 2005.

Of total invested assets $1,732.7 million (2005: $2,149.0 million) is managed by third-party fund managers with the asset mix shown below. The remaining invested assets of $89.1 million include predominantly mutual funds invested in fixed income securities.

Asset class	31 December 2006	31 December 2005
US government	**21%**	25%
US mortgage	**16%**	24%
EU and Switzerland government and corporate	**14%**	16%
US corporate	**11%**	11%
Asset backed securities	**4%**	6%
US municipalities	**1%**	3%
Canadian government and provinces	**2%**	2%
Cash and other	**31%**	13%
Total	**100%**	100%

At 31 December 2006 the Group's investment portfolio had an average duration of 1.7 years (2005: 2.9 years). The Group has shortened the average duration of the portfolio to provide liquidity anticipated to be required to support the Group's run-off strategy.

Invested assets (continued)

In the twelve months ended 31 December 2006 the Group achieved a total gross return on the investment portfolio of 3.6% (2005: 2.7%). The investment return comprised 4.3% investment income (2005: 3.8%), 0.1% realised loss (2005: gain of 0.0%) and 0.6% unrealised loss (2005: loss of 1.1%) on average invested assets of $2,228.3 million (2005: $2,374.6 million).

At 31 December 2006 all of the Group's fixed income portfolio was rated A or better and 94% was rated AA or better by either Standard & Poor's or Moody's. The portfolio had a weighted average rating of AAA based on ratings assigned by Standard & Poor's or Moody's. Other than with respect to US, Canadian and European Union government and agency securities, the Group's investment guidelines limit its aggregate exposure to any single issuer to 5% of its portfolio. All securities must be rated A or better at the time of purchase and the weighted average rating requirement of the Group's portfolio is AAA. There were no investment write-offs in either 2005 or 2006.

There are pledges over certain investments for the issuance of letters of credit in the normal course of business. As at 31 December 2006 the pledges covered assets of $343.6 million (2005: $384.9 million). In addition $131.7 million (2005: $102.5 million) is held as statutory deposits for local regulators and a further $611.6 million (2005: $775.9 million) is held in trust for the benefit of policy holders including $197.5 million (2005: $301.5 million) that Alea (Bermuda) Ltd has placed in trust on behalf of Alea North America Insurance Company.

As at 31 December 2006 the Group held Société d'Investissement à Capital Variable ("SICAV") of $55.5 million (2005: $51.4 million) pledged for the benefit of French and Belgian cedants. These SICAVs are mutual funds invested in European fixed income securities with average credit quality of AAA and duration of approximately six years.

Capital management

Financing facilities

The Group raised $100 million of hybrid capital in December 2004 and a further $20 million in early January 2005. This capital is in the form of 30-year hybrid trust preferred securities priced at LIBOR plus 285 basis points.

At 31 December 2006 the Group had $150 million outstanding under its term loan facility and $50 million outstanding under its revolver facility. Interest is charged at LIBOR plus 120 basis points on the three-year bank facilities. The bank facilities are due in September 2007.

The Group's bank facilities are subject to covenants including tangible minimum net equity, debt-to-capitalisation ratio limitations, limitations on granting of liens, limitations on payments of dividends, limitations on other disposition of assets, limitations on increased indebtedness and limitations on distribution of assets.

Liquidity and cashflow

Cash flows from operating activities primarily consist of premiums collected, investment income and collected reinsurance recoverable balances, less paid claims, retrocession payments, operating expenses and tax payments. Net cash outflow from operating activities after income tax paid for the twelve months ended 31 December 2006 was $585.0 million (2005: $111.2 million net cash inflow). The operating cash outflow reflects the transition into run-off and the reduction in premium received.

The net increase in cash was $42.4 million (decrease for twelve months ended 31 December 2005 of $74.4 million). This is after net cash received from investing activities of $649.3 million (2005: net cash used of $175.3 million) and net cash used in financing activities of $21.9 million (2005: net cash outflow of $10.2 million). As a result the Group's cash and cash equivalents at 31 December 2006 was $157.2 million (2005: $117.0 million).

Intra-Group arrangements

The Group manages a number of different intra-group arrangements designed to ensure that each local balance sheet retains risk commensurate with its capital base. The principal means of achieving this is by arranging capacity through internal quota share reinsurances ('quota shares') primarily with Alea Bermuda. For 2002 to 2006 underwriting years the Group has put in place a 70% quota share to Alea Bermuda of Alea North America's insurance and reinsurance business. For 2001 to 2005 underwriting years there was a 35% quota share arrangement from Alea London to Alea Europe in place which was commuted in the third quarter of 2006. There is a 50% quota share of certain 2000 and prior underwriting year business from Alea Europe to Alea Bermuda. For 2002 to 2005 financial years, there was an intra-group aggregate excess of loss contract from Alea Europe to Alea Bermuda. Given the change in circumstances, the Group is evaluating options to simplify its capital structure and balance sheet and is therefore considering commutations of the remaining quota shares. Such transactions would be subject to regulatory approval in each jurisdiction affected.

Credit ratings

On 8 September 2005 Standard and Poor's ("S&P") lowered its long-term counterparty credit and insurer financial strength ratings on the Group to BBB+ from A-. The downgrade followed the publication of the Group's interim results on 31 August 2005 which did not meet S&P's expectations. On 5 December 2005, S&P lowered its long-term counterparty credit and insurer financial strength ratings on the Group to BBB from BBB+. The downgrade followed the placement of Alea London into run-off following the sale of policy renewal rights to Canopius announced on the same day. On 14 February 2006 S&P affirmed the Group's credit rating at BBB (stable outlook). At the same time the ratings were withdrawn at management's request.

On 23 September 2005 A.M. Best lowered the Group's financial strength rating from A- to B++ due to concerns over the Group's risk adjusted capitalisation. On 30 January 2006 A.M. Best downgraded the Group's financial strength rating to B from B++ and the issuer credit rating to BB from BBB due to the Group's entry into run-off and expected poor operational performance. At the same time the ratings were withdrawn at management's request.

Kirk H Lusk
Group Chief Financial Officer
3 April 2007

John Reeve (62) is Non-Executive Chairman. Mr. Reeve was Executive Chairman of Willis Group Limited from November 1995 until October 2000. Prior to this, Mr. Reeve was Group Managing Director of Sun Life Corporation PLC and Sun Life Assurance Society PLC from 1989 to 1995, a member of the board of the Association of British Insurers from 1993 to 1995 and a member of the board of the International Insurance Society Inc. from 1993 to 2001. A chartered accountant, Mr. Reeve is Chairman of Temple Bar Investment Trust PLC and is currently a Director of PEC Concerts Ltd., Lamarsh Services Ltd., Autologous Transfusion Ltd. and East London Business Alliance Charity and has held a variety of other executive and non-executive directorships in financial, industrial and charitable organisations.

Mark Cloutier (51) is the Chief Executive Officer of the Group and was appointed as an executive member of the Board of Directors on 1 September 2006. Mark Cloutier has over 30 years' experience within the reinsurance and run-off industry, and was most recently President and CEO, OP Re.

Timothy C Faries (40) is a Non-Executive Director and a partner and the Insurance Team Practice Leader at Appleby Hunter Bailhache, Barristers & Attorneys, in Bermuda. He has been a partner at Appleby since 2000 and was an associate there from 1993 to 1999.

James R Fisher (51) is a Non-Executive Director and the managing member and majority owner of Fisher Capital Corp. LLC. From 1986 through March 1997, Mr. Fisher was a senior executive at American Re Corporation and served most recently as Senior Vice President and Chief Financial Officer of American Re-Insurance Company ('American Re') and American Re Corporation, President of American Re Financial Products, and President and Chief Executive Officer of American Re Asset Management. Mr. Fisher is also Non-Executive Chairman of Bristol West Holdings, Inc. Mr. Fisher also serves as Chairman of the Audit Committee of the Company. He is also a member of the Standing Committee of the Board of Trustees at Lafayette College.

Todd A Fisher (41) is a Non-Executive Director and has been an executive of various KKR related entities since June 1993. Mr. Fisher was an associate at Goldman Sachs & Co. from July 1992 to June 1993. He is also a member of the board of directors of Bristol West Holdings, Inc., Duales System Deutschland AG, Rockwood Specialties, Inc. and Maxeda.

Perry Golkin (53) is a Non-Executive Director and has been an executive of various KKR related entities since March 1986. He is also a member of the board of directors of Bristol West Holdings, Inc., PRIMEDIA, Inc., Willis Group Holdings Limited and Rockwood Specialties, Inc.

R Glenn Hilliard (64) is a Non-Executive Director. Mr. Hilliard is currently Chairman and Chief Executive Officer of Hilliard Group, LLC, and Non-Executive Chairman for Conseco, Inc., and effective 1 January 2005, Mr. Hilliard was appointed as an independent trustee of Columbia Nations Separate Account Trust. He most recently served as Chairman and Chief Executive Officer of ING Americas until April 2003. Prior to this, Mr. Hilliard was Chief Executive Officer from 1984 to 1989 and Chairman of the board of directors in 1989 of Liberty Life Insurance Company following which he was President and Chief Executive Officer of Security Life of Denver Insurance Company (an ING Company) from 1989 to 1993. In January of 1993, he was appointed President and Chief Executive Officer of ING America Life Corporation following which he held a succession of executive and non-executive offices in companies in the ING group. Mr. Hilliard is a member of the American and South Carolina Bar Associations, and the Society of International Business Fellows.

Kirk H Lusk (46) is the Chief Financial and Chief Operating Officer of the Group and was appointed as an executive member of the Board of Directors on 1 September 2006. Mr. Lusk began his career with Travelers in 1983. From 1983 to 1998, Mr. Lusk held positions of increasing leadership and responsibility, and ultimately served as Regional Controller for Travelers out of their Denver, Colorado office. Mr. Lusk then held several leadership positions at General Electric, most recently at General Electric's Employers Reinsurance Corporation (GE ERC). He joined Alea in 2004 as Senior Vice President, Strategic Planning and Corporate Development, and was promoted to his current position in February 2005. Mr. Lusk has 24 years of industry experience.

Scott C Nuttall (34) is a Non-Executive Director and has been an executive of various KKR entities since November 1996. Mr. Nuttall was with The Blackstone Group from January 1995 to November 1996. He is also on the board of directors of Masonite International Corporation, Capmark Financial Group, Inc. and KKR Financial Corp.

The Directors present their annual report and the audited consolidated financial statements for the year ended 31 December 2006.

Activities

The principal activities of the Group currently comprise the run-off of an existing portfolio of specialty insurance and reinsurance business. This business was acquired in prior years through three principal operating segments – Alea London, Alea Europe and Alea North America. The Group entered into run-off of all segments effective in 2005 following downgrade actions by the Group's rating agencies.

Financial review

A review of developments during 2006 including information relating to important events affecting the Group since 31 December 2006, certain risks and uncertainties affecting the Group and its prospects for the future appears in the Financial Review on pages 6 to 15.

Information relating to the financial risk management objectives and policies of the Group is in Note 4 to the consolidated financial statements.

Going concern

The Group has prepared the 2006 financial statements on the going concern basis. See page 6 in the Financial Review and Note 2 to the Consolidated Financial Statements for further information.

Results for the year

The results for the year are set out on page 40.

Dividends

The Company is not paying a dividend for the 2006 financial year (2005: $Nil). Further, there can be no certainty as to either the value or timing of future payments to the Company's shareholders.

Directors

The Directors that served during the year are as follows:

John Reeve (Chairman) [1]
Mark L Ricciardelli (former Group Chief Executive Officer) [2]
Mark Cloutier (Group Chief Executive Officer)[3]
Timothy C Faries[4]
James R Fisher[5]
Todd A Fisher[6]
Perry Golkin[7]
R Glenn Hilliard[8]
Edward B Jobe[9]
Kirk H Lusk (Group Chief Financial Officer)[10]
Scott C Nuttall[11]

Directors (continued)

Notes

1. Appointed as independent Non-Executive Chairman of the Board effective 19 November 2003. Re-elected on 29 June 2006. Chairman of the Nomination Committee and a member of the Audit Committee and the Remuneration Committee.
2. Appointed as an Executive Director on 24 June 2004. Re-elected on 2 June 2005, resigned 31 August 2006.
3. Appointed as an Executive Director effective 1 September 2006.
4. Appointed as an independent Non-Executive Director effective 7 December 2001. Last re-elected on 2 June 2005. Member of the Nomination Committee.
5. Effective 19 November 2003 reappointed as a Non-Executive Director. Chairman of the Audit Committee.
6. Effective 19 November 2003 reappointed as a Non-Executive Director. Member of the Nomination Committee and the Remuneration Committee.
7. Effective 19 November 2003 reappointed as a Non-Executive Director. Member of the Nomination Committee and the Remuneration Committee.
8. Appointed as senior independent Non-Executive Director effective 19 November 2003. Last re-elected on 29 June 2006. Chairman of the Remuneration Committee and member of the Audit Committee.
9. Appointed as an independent Non-Executive Director effective 17 September 2004. Last re-elected on 2 June 2005. Member of the Audit Committee. Resigned effective 20 April 2006.
10. Appointed as an Executive Director on 1 September 2006.
11. Effective 19 November 2003 reappointed as a Non-Executive Director. Member of the Audit Committee.

Directors' interests

The Directors' beneficial interests in common shares of the Company as at 31 December 2006 were as follows:

Name of Director	Number of common shares
Mark Cloutier	–
Timothy C Faries	–
James R Fisher [1]	2,718,120
Todd A Fisher [2]	70,740,080
Perry Golkin [2]	70,740,080
R Glenn Hilliard	100,000
Kirk H Lusk	23,005
Scott C Nuttall [2]	70,740,080
John Reeve	100,000

There have been no changes in these interests since 31 December 2006.

[1] James R Fisher and Fisher Capital Corp. LLC are both limited partners of KKR Partners (International), Limited Partnership. James R Fisher is the majority shareholder and managing member of Fisher Capital Corp. LLC. KKR Partners (International), Limited Partnership is a registered shareholder in the Company and, as a result of the relationships set out above, James R Fisher is interested in the 2,568,520 common shares owned by KKR Partners (International), Limited Partnership or in some of such common shares. Additionally, Fisher Capital Corp. LLC is the registered holder of 149,600 common shares and James R Fisher's interest set out above includes his interest in these common shares.

[2] Perry Golkin, Todd A Fisher and Scott C Nuttall are directors and Perry Golkin and Todd A Fisher are also shareholders of KKR 1996 Overseas, Limited. Perry Golkin, Todd A Fisher and Scott C Nuttall are limited partners of KKR Associates II (1996), Limited Partnership and limited partners in KKR Partners (International), Limited Partnership. KKR 1996 Overseas, Limited is the general partner of KKR Associates II (1996), Limited Partnership and of KKR Partners (International), Limited Partnership. KKR Associates II (1996), Limited Partnership is the general partner of KKR 1996 Fund (Overseas), Limited Partnership. KKR 1996 Fund (Overseas), Limited Partnership and KKR Partners (International), Limited Partnership are registered holders of 68,171,560 and 2,568,520 common shares, respectively, and as a result of the relationships set out above these Directors are interested in the common shares owned by these entities or in some of such common shares.

This table above does not include share options or restricted stock units held by Directors, details of which are set out in the Directors' remuneration report.

Re-election of Directors

The Company is proposing the reappointment of John Reeve and Timothy C Faries as Directors, each of whom is retiring by rotation in accordance with the Company's Bye-laws. Messrs. Reeve and Faries are being recommended for re-election due to their recognised expertise in the (re)insurance industry and the quality of their service to the Company. Each of their Director's appointment letters is renewable on 26 June 2007 for an additional three year term, subject to the provisions of the Company's Bye-laws.

The Company is also proposing the reappointment of Mark Cloutier and Kirk H. Lusk as Directors, each of whom is retiring at the first Annual General Meeting following their appointments in accordance with the Company's Bye-laws. Mr. Cloutier is an Executive Director and the Group Chief Executive Officer and Mr. Lusk is an Executive Director and Group Chief Financial Officer and Group Chief Operating Officer.

The Directors' service contracts including Non-Executive Directors' letters of appointment are available for inspection at Alea London Limited, The London Underwriting Centre, 53 Minster Court , London EC3R 7DD during normal business hours on any day (Saturday, Sunday and public holidays excepted) and at the place of the Annual General Meeting 15 minutes prior to and throughout the meeting.

Biographical and other details of these Directors are set out on page 16 of this report.

Employees

The Group places considerable value on the involvement of its employees and has continued to keep them informed of, and to solicit their opinions on, matters affecting them as employees and various factors affecting the performance of the Group. These objectives are achieved through various means, including global and local intranet sites providing daily news and other information about the Group and the insurance sector.

Payments to creditors

The Group's current policy concerning the payment of suppliers, excluding amounts due in respect of the transaction of insurance and reinsurance business, is to:

a) settle the terms of payment with suppliers when agreeing the terms of each transaction;

b) ensure that suppliers are made aware of the terms of payment by inclusion of the relevant terms in contracts; and

c) pay in accordance with its contractual and other legal liabilities.

Charitable and political contributions

During the year, charitable donations amounted to $Nil (2005: $23,077). Laws of various jurisdictions impose prohibitions, limitations and/or restrictions on corporate political contributions and therefore no such contributions may be made on behalf of the Company without approval of the Group General Counsel. No such contributions were approved in 2006.

Purchase of own shares

Under contractual arrangements between the Company and certain Group employees, the Company has the right to repurchase shares in the Company held by such an employee at the end of their employment. No share purchases pursuant to these arrangements were made in 2006.

The Company is not required to obtain shareholder approval to authorise purchases of its own shares under Bermudan law.

Substantial shareholdings

The following persons, other than the Directors, had informed the Company of notifiable interests in 3% or more of the Company's issued share capital in accordance with the Company's Bye-laws as at 31 March 2007. Henderson Global Investors Limited have advised the Company of interests in voting rights over 12,019,975 shares (6.9%) under the Disclosure and Transparency Rules as at 19 March 2007. No other persons have advised the Company of interests in voting rights to the extent required to be disclosed under the Disclosure and Transparency Rules as at 31 March 2007.

Name	Number of common shares	% of issued share capital
KKR 1996 Fund (Overseas), Limited Partnership[1]	68,171,560	39.2
The State of Wisconsin Investment Board	13,956,720	8.0
CalPERS/PCG Corporate Partners, LLC	6,978,360	4.0
Morgan Stanley Securities Limited	14,622,318	8.4

[1] KKR Partners (International), Limited Partnership is the registered holder of a further 2,568,520 common shares. Taken together KKR and KKR Partners (International), Limited Partnership have an aggregate interest in 40.7% of the Company's issued share capital.

Auditors

Deloitte & Touche LLP have expressed their willingness to continue in office as auditors and a resolution to reappoint them will be proposed at the forthcoming Annual General Meeting.

Approved by the Board of Directors and signed on behalf of the Board.

George P Judd
Group Secretary
3 April 2007

Combined Code

As a Bermuda limited liability holding company, Alea Group Holdings (Bermuda) Ltd is subject to limited requirements relating to corporate governance disclosures under the United Kingdom Financial Services Authority's Listing Rules (the 'Listing Rules'). Nevertheless, the Directors place a degree of importance on the Combined Code, and provide the following comments on corporate governance matters in addition to their disclosure obligations under the Listing Rules.

There are no requirements under Bermuda law comparable to the Combined Code applicable to Bermuda limited liability holding companies.

Board operation

The authorities of the Board are set out clearly in the Company's bye-laws and are further supplemented by a formal prior review letter stating the items specifically reserved for decision by the Board or a duly authorised committee thereof. Matters reserved for the Board include approval of the Company's strategy and business plans, acquisitions and disposals, key appointments and other key business decisions.

Subject to the Bermuda Companies Act 1981, the bye-laws and to directions given by the shareholders in general meeting, the business and affairs of the Company are managed by the Board, which may exercise all of the powers of the Company, whether relating to the management of the business or not.

Directors are fully briefed in advance of Board and Committee meetings on all matters to be discussed and at Board meetings receive regular reports on the Group's financial position, key areas of the Group's business operations and other material issues.

The Board has a procedure through which Directors are able to take independent legal and financial advice in furtherance of their responsibilities. The Directors have access to the advice and services of the Group Secretary.

The Board held four meetings in 2006 and members of the Board participated in discussions by conference call from time to time. In their capacity as Directors, Perry Golkin, Scott C Nuttall and Todd A Fisher were each excused from one meeting. Mr. Timothy C Faries was excused from two meetings.

On appointment, new Directors receive appropriate guidance on their duties and responsibilities.

Separate Chairman and Group Chief Executive Officer

The posts of Chairman of the Board and Group Chief Executive Officer are held by different Directors, namely, John Reeve and Mark Cloutier, respectively. Mr. Reeve is currently Chairman of Temple Bar Investment Trust PLC, and a director of PEC Concerts Ltd, Lamarsh Services Ltd., Autologous Transfusion Ltd. and East London Business Alliance Charity. The Board has determined that Mr. Reeve's responsibilities do not detract from his commitment to the Group.

Board Committees

The Board has established Audit, Nomination and Remuneration Committees with formally delegated duties and responsibilities with written terms of reference which are available on the Group's website www.aleagroup.com. Minutes of all Board Committee meetings are formally recorded.

The Audit and Remuneration Committees each held three meetings in 2006. The Nomination Committee did not meet in 2006. In their capacity as Committee members all Committee members attended all meetings, other than John Reeve, who was excused from one Audit Committee meeting and Scott C Nuttall, who was excused from one Audit Committee meeting.

Audit Committee

The members of the Audit Committee are James R Fisher, R Glenn Hilliard, Scott C Nuttall and John Reeve, all of whom are Non-Executive Directors. James R Fisher is Chairman of the Audit Committee. The Audit Committee will normally meet at least three times per year and senior management (including the Group Chief Executive Officer and the Group Chief Financial Officer) and external auditors attend for part or all of each meeting. The auditors have unrestricted access to the Audit Committee and its Chairman. The Audit Committee considers all matters relating to financial controls and reporting, audits, the scope and results of the audits, and the independence and objectivity of the auditors. Edward B Jobe resigned as a Director and ceased to be a member of the Audit Committee with effect from 20 April 2006.

The activities of the Audit Committee during 2006 included the following: review and assessment of the effectiveness of the Group's systems of internal control; discussions and approval of the internal audit activities and periodic assessments of progress against those activities, review of results of outsourced internal audits and discussion and review of the independence of the Group's auditors and planning for independent annual audit and interim review.

Nomination Committee

The members of the Nomination Committee are John Reeve, Timothy C Faries, Todd A Fisher and Perry Golkin, all of whom are Non-Executive Directors. John Reeve is Chairman of the Nomination Committee. Where votes of members of the Nomination Committee are evenly cast for and against, the relevant matter will be referred to, and decided by, the Board. The Nomination Committee meets as frequently as required and is responsible, among other things, for regularly reviewing the size, structure and composition of the Board and identifying and nominating new appointments to the Board.

Remuneration Committee

The members of the Remuneration Committee are R Glenn Hilliard, Todd A Fisher, Perry Golkin and John Reeve, all of whom are Non-Executive Directors. R Glenn Hilliard is the Chairman of the Remuneration Committee. The Chairman is the senior independent Board member and has a casting vote where votes of members of that committee are evenly cast for and against. The Remuneration Committee normally meets as frequently as required, and is responsible, among other things for making recommendations to the Board on remuneration policy for Executive Directors, senior executives and the Chairman and within the framework agreed with the Board determining the individual elements of the compensation of Executive Directors and the Chairman and, in consultation with the Chief Executive Officer and the Chief Financial Officer, senior management.

The Remuneration Committee is authorised to commission its own independent reviews of remuneration policy to ensure that the policy reflects good practice and remains in line with market rates. In this connection the Remuneration Committee commissioned Hewitt Associates LLC ("Hewitt"), an independent consultant, to review the Group's retention and incentive programs in light of the Group's self-managed run-off strategy. As a result of that study, the Remuneration Committee recommended and the Board adopted certain proposed combined retention and incentive arrangements for critical staff. Hewitt does not provide any other services to the Group other than advice to the Remuneration Committee.

Details of Directors' remuneration are provided in the Directors' remuneration report.

Independence of Directors

Three independent Non-Executive Directors are currently members of the Board, one of whom, John Reeve, is the independent Non-Executive Chairman of the Board and another, R Glenn Hilliard, is the senior independent Non-Executive Director. The Company has a total of nine Directors, consisting of two Executive Directors and seven Non-Executive Directors. Of the seven Non-Executive Directors, James R Fisher, Todd A Fisher, Perry Golkin and Scott C Nuttall are deemed by the Board not to be independent of KKR due to their connections with, and interests in various KKR related entities, including Kohlberg Kravis Roberts & Co., LP, KKR 1996 Fund (Overseas), Limited Partnership and KKR Partners (International), Limited Partnership. Timothy C Faries, R Glenn Hilliard and John Reeve are deemed by the Board to be independent. Edward B Jobe has resigned as Director and ceased to be a member of the Board on 20 April 2006.

The Board does not believe that fees paid to Appleby Hunter Bailhache ('AHB') in connection with legal services provided to the Group ($49,338 in 2006) compromise the independence of Timothy C Faries, a partner in AHB, nor does the Board believe that John Reeve's position as a limited partner in KKR Partners III Limited Partnership compromises his independence.

Director appointments

The Board shall not number more than 11 Directors without the prior written approval of KKR 1996 Fund (Overseas), Limited Partnership, or Kohlberg Kravis Roberts & Co. L.P. This consent will terminate on Kohlberg Kravis Roberts & Co., LP and KKR Partners (International), Limited Partnership (the 'KKR Affiliates') or KKR 1996 Fund (Overseas), Limited Partnership, when taken together, ceasing to hold common shares representing at least 10% of the common shares from time to time issued. At each Annual General Meeting, one third of the Directors who are subject to retirement by rotation, or, if their number is not three or a multiple of three, the number nearest to, but not less than, one third, shall retire from office provided that if there are fewer than three Directors who are subject to retirement by rotation, one shall retire from office. A retiring Director shall be eligible for re-election or reappointment. The provisions in the bye-laws relating to the retirement of Directors by rotation do not apply to a KKR Director (defined below). The quorum necessary for Board meetings is any two Directors of which at least one Director must be a KKR Director.

Whilst the KKR Affiliates or KKR 1996 Fund (Overseas), Limited Partnership, when taken together, hold common shares representing: (a) at least 20% of the common shares from time to time issued, KKR shall be entitled to appoint (and remove and reappoint) four Non-Executive Directors, or (b) 15% or more but less than 20% of the common shares from time to time issued, KKR 1996 Fund (Overseas), Limited Partnership shall be entitled to appoint (and remove and reappoint) three Non-Executive Directors, or (c) 10% or more but less than 15% of the common shares from time-to-time issued, KKR 1996 Fund (Overseas), Limited Partnership shall be entitled to appoint (and remove and reappoint) two Non-Executive Directors. Any Non-Executive Director appointed pursuant to these rights is referred to as a 'KKR Director'. Each of the Board and the Company by a resolution of the shareholders in general meeting may appoint a person who is willing to act to be a Director, either to fill a vacancy or as an addition to the Board, but the total number of Directors may not exceed any maximum number fixed in accordance with the bye-laws.

A Director (other than a KKR Director) may be removed by a resolution of the shareholders at any general meeting convened in accordance with the bye-laws, which require that the relevant Director has been served with not less than 28 days' notice of the resolution and has the right to be heard at the meeting on the motion for removal.

For purposes of the next Annual General Meeting, John Reeve and Timothy C Faries shall retire by rotation and are eligible for re-election. Messrs. Reeve and Faries are being recommended for re-election due to their recognised expertise in the (re)insurance industry and the quality of their service to the Company.

Relations with shareholders

During 2006, the Group designated the Group Chief Financial Officer or in his absence, the Group Chief Executive Officer as responsible for investor relations. The Group is committed to the principle of effective communication with investors. The Group publishes results half-yearly and normally invites institutional investors and analysts to presentations by the Group after the announcement of its interim and final results. These presentations are made available on the Group's website at www.aleagroup.com.

All shareholders are invited to the Annual General Meeting where there is an opportunity to ask questions of the Directors and express opinions. The Chairmen of each of the Board Committees are expected and the other Directors are encouraged to be present at the Annual General Meeting. Shareholders who are unable to attend or to ask a question in person, are invited to contact the Group in writing, or via its website. The Company provides for separate resolutions on issues in its Notice of Annual General Meeting and allows shareholders the option of vote withheld on a poll. The Notice of Annual General Meeting is despatched to shareholders at least 20 business days prior to the date of the meeting. Details of the voting by shareholders at general meetings are available on request.

The website is regularly updated and used to communicate information about the Group that is of interest to shareholders, and the public at large.

Risk management and internal control

The Board has overall responsibility for the Group's systems of risk management and internal control and for reviewing their effectiveness. The Group's Audit Committee, on behalf of the Board, regularly reviews the effectiveness of the framework of the Group's systems of internal control and the last review took place during 2006.

The main areas of this framework are set out as follows:

Run-off process

The Group's run-off strategy is focused on exiting all underwriting activities as soon as practicable and conducting an orderly run-off of existing liabilities. In this connection, a centralised Group function has been created to oversee an orderly exit from all remaining underwriting activities.

In addition oversight of claims management for all operations has been centralised at the Group level and dedicated teams have been established to progress commutations with reinsurance clients.

Controls and procedures are designed to ensure that the run-off can be managed such that policyholders receive an acceptable or agreed payment in respect of valid claims in compliance with all applicable rules and regulations and excess capital can be returned to the Group's capital providers. The Group has established comprehensive authorities, approvals processes and metrics designed to measure success against these objectives.

Aggregation controls

The Group intends to utilise reinsurance to limit remaining exposures during the run-off period. The Group internal actuaries working in conjunction with external actuarial consultants and reinsurance specialists in London are responsible for evaluating and acquiring appropriate on-going protections for the Group.

Regulatory compliance

The Group intends to operate the run-off at all times to maintain appropriate regulatory compliance and solvency in the multiple jurisdictions in which it operates. The Group General Counsel, working with regulatory specialists, is responsible for regulatory compliance issues.

Financial management

As part of the run-off operations, the Chief Financial Officers of the local operations now report to the Group Chief Financial Officer. The Group will continue to hold regular meetings of its senior financial personnel worldwide to ensure that each Group operation is fully aware of the Group's financial reporting regime and financial control framework.

Risk management

The Group's risk management programme focuses on progress of run-off activities against the Group's run-off plan.

The Group's risk management programme is integrated as part of strategic planning activities and provides a process for identifying, evaluating and managing the significant risks faced by the Group. The risk management programme has been designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable, not absolute, assurance against material misstatements or loss arising. The risk management programme was designed and implemented with regard to both the United Kingdom Turnbull and the United States Committee of Sponsoring Organisations (COSO) guidance.

Enterprise risk management function

The enterprise risk management process was designed so as to integrate with the strategic planning process, as derived from the Group's run-off plans and objectives. Significant risks are linked to strategic objectives articulated in the business plans to ensure plan cohesiveness.

Reports are provided periodically to the Board, its Audit Committee and senior management.

Internal audit

In lieu of a separate internal audit function, the Company periodically engages internal resources or third party providers to perform independent audits and/or reviews. These audits and/or reviews are conducted under the supervision of the senior financial management and results are provided directly to the Audit Committee and the Group's external auditors. The Audit Committee considers at least annually whether there is a need for a separate internal audit function and makes recommendations to the Board of Directors as to the need for such a function.

Management of financial risks

The Group's approach to the management of certain other financial risks is detailed in Note 4 to the consolidated financial statements.

Directors' responsibility for the financial statements

The details of the Directors' responsibility for the preparation of the financial statements are set out in the statement of Directors' responsibilities on page 36.

Auditor independence

Each year the Audit Committee formally considers the performance of the external auditors prior to recommending to the Board the proposal of a resolution to shareholders at the Annual General Meeting concerning the appointment and remuneration of auditors. One of the key items in this review is to ensure that there are no matters that would compromise the independence of the auditors or affect the performance of their statutory duties. Deloitte & Touche LLP similarly consider whether there are any relationships between themselves and the Group that could have a bearing upon their independence and confirm, in writing, to the Group their independence.

In a number of areas Deloitte & Touche LLP were engaged as advisors by management during the year. The Board is satisfied that none of these engagements gave rise to problems with auditor independence or other potential conflicts of interest. To reinforce the need to ensure independence, all requests at any level of the organisation to engage outside advisors to provide financial and/or auditing services must be pre-approved by the Group Chief Financial Officer. A full statement of the fees paid for audit and non-audit services is provided in Note 12 to the financial statements.

Social, environmental and ethical matters

The Board values its dialogue with institutional shareholders and their representative bodies which, taken together with the breadth of experience that the Board collectively holds, facilitates awareness of significant social, environmental and ethical concerns that stakeholders may have about the Group.

Employee practice

The Group is committed to providing equal opportunities in all aspects of employment irrespective of sex, race, colour, age, religion, sexual preference, marital status, national origin, disability, ancestry, political opinion, or any other basis prohibited by the laws that govern its operations. Employment practices are based on ability and performance.

Health and safety

The Group is committed to providing and maintaining safe and healthy working conditions in accordance with the relevant statutory requirements for all employees and in this connection the Group makes every effort to comply with applicable occupational health and safety laws in all jurisdictions where the Group operates, and to ensure that employees and other workers engaged in the business of the Group are aware of their own responsibilities with regard to health and safety at work.

Environmental

As a financial services company the Group believes it has a relatively low impact on the environment through the operation of its business. Recycling initiatives are in place in its offices in Switzerland, the United Kingdom and the United States.

Standards of business conduct

The Group has adopted a Code of Conduct that is communicated to all staff throughout the Group. The Code of Conduct sets out values and standards of conduct staff are expected to follow to protect the Group's reputation and achieve its objectives. The Code is supported by a range of policies, which implement its requirements.

The Group operates a worldwide Employee Financial Complaint Reporting programme whereby staff may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters. The programme is administered by an independent third party and coordinated internally by the risk management function. Procedures have been implemented such that all reports of improprieties are appropriately reported to the Board through the Audit Committee and that sufficient investigation of any allegation is conducted. To date there have been no reports under the programme.

Significant differences between the Company's Corporate Governance practices and those set out in the UK Combined Code on Corporate Governance (the "Code")

As a Bermudan incorporated company listed on the London Stock Exchange the Company is not required to comply with the Code, however in accordance with the Listing Rules it is required to identify significant differences between its corporate governance practices and those set out in the Code. The Board considers that the significant ways in which the corporate governance practices of Alea Group Holdings (Bermuda) Ltd differ from those set out in the Code are as follows:

- **Board and Committee Composition:**

  The Code principles prescribe that a Company should have a balance of Executive and Non-Executive Directors such that no individual or small group of individuals can dominate the Board's decision making, and that at least half the Board, excluding the Chairman, comprise independent Non-Executive Directors.

  Excluding the Chairman, two of the remaining eight Directors are independent Non-Executive Directors, four are Non-Executive KKR Directors and two are Executive Directors.

  The Code requirement is that independent Non-Executive Directors comprise the whole of the Audit and Remuneration Committee membership and the majority of the Nomination Committee membership.

  Half the Nomination Committee, Remuneration Committee and Audit Committee membership comprise independent Non-Executive Directors. However the senior independent Non-Executive Director as Chairman of the Remuneration Committee has a casting vote on this committee when votes are evenly cast giving independent Non-Executive Directors a majority of the voting rights on this Committee.

- **Performance Evaluation:**

  The Board does not conduct a formal annual performance evaluation of itself, its committees or its individual members including the Chairman.

- **Retirement of Directors by Rotation:**

  In accordance with the Company's Bye-laws the KKR Directors (James R Fisher, Todd A Fisher, Perry Golkin and Scott C Nuttall) are not subject to retirement by rotation.

- **Shareholder Approval of Long Term Incentive Plans:**

  Except with respect to share based plans, the Board of Directors does not request approval of the shareholders of the Company's long term incentive plans.

This report sets out the remuneration policies for the Company's Directors and key management, details the remuneration earned by the Directors during the years ended 31 December 2006 and 31 December 2005 and contains other relevant information.

Details given of the remuneration received during the reporting period for each of the Executive and Non-Executive Directors include Directors' interests in share awards and options (total number of options granted, performance criteria, if any, exercise price, exercise period, vesting criteria) and Restricted Stock Units ('RSUs') (number granted, vesting periods).

The Remuneration Committee

Details of the Remuneration Committee's membership and terms of reference are set out in the corporate governance report.

Remuneration policy

The Group's remuneration policy has been adjusted to take into consideration the Group's announced self-managed run-off strategy. The Group seeks to provide remuneration and retention packages appropriate for a run-off operation in each market in which the Group operates in order to retain high calibre employees and encourage and reward superior performance in a manner which is consistent with the interests of all stakeholders.

In the past, in order to align senior executives' longer-term interests with those of shareholders, shares and options were awarded with benefits that vest over a number of years and/or are based on the fulfilment of certain conditions. These share and option schemes have been discontinued and no further awards are contemplated.

Salary and bonuses

The information below details the Directors' fees earned, basic salary paid, bonus paid and the monetary value of all other benefits for each person who held office at any time during the year.

	Fees/Basic salary		**Bonus**		**Benefits**		**Total**	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
Director's name	**$'000s**	$'000s	**$'000s**	$'000s	**$'000s**	$'000s	**$'000s**	$'000s
Chairman								
John Reeve	**138**	138	**Nil**	Nil	**Nil**	Nil	**138**	138
Executive Directors								
Mark Cloutier[1]	**179**	Nil	**600**	Nil	**2**	Nil	**781**	Nil
Kirk H Lusk[2]	**131**	Nil	**800**	Nil	**6**	Nil	**937**	Nil
Mark L Ricciardelli[3]	**503**	750	**Nil**	550	**59**	37	**562**	1,337
Non-Executive Directors								
Timothy C Faries[4]	**48**	48	**Nil**	Nil	**Nil**	Nil	**48**	48
James R Fisher[5]	**70**	70	**Nil**	Nil	**Nil**	Nil	**70**	70
Todd A Fisher[6]	**55**	55	**Nil**	Nil	**Nil**	Nil	**55**	55
Perry Golkin[6]	**55**	55	**Nil**	Nil	**Nil**	Nil	**55**	55
R Glenn Hilliard	**80**	80	**Nil**	Nil	**Nil**	Nil	**80**	80
Edward B Jobe [7]	**17**	55	**Nil**	Nil	**Nil**	Nil	**17**	55
Scott C Nuttall [6]	**55**	55	**Nil**	Nil	**Nil**	Nil	**55**	55

For Notes [1-7] see page 35

Base salary

The base salary for an Executive Director is reviewed periodically by the Remuneration Committee in line with comparators within peer organisations. The Remuneration Committee engaged the assistance of Hewitt, its expert independent remuneration consultant in this respect in 2006.

Bonus/Retention

The Group discontinued its broad based discretionary bonus scheme for performance year 2005. No bonuses were paid in 2006 based on 2005 year performance.

In 2005 certain key management personnel received retention bonuses which generally paid lump sum amounts equal to 6 to 12 months salary on dates 6 to 12 months, respectively, following the award if the employee remained employed until such date unless the employee was involuntarily separated from the Group other than for cause.

Commencing in 2006, the Board revised the Group's bonus programs. The Board consulted with Hewitt and determined to establish two separate bonus plans and utilise one plan to incentivise employees to manage the run-off operations in accordance with preset objectives, taking into consideration the need for continuity and the time required to effect the strategy (the Annual Incentive Plan) and another plan to incentivise senior executives, including the Executive Directors, to meet financial targets (the Executive Incentive Plan). Bonuses under both plans were awarded and paid in January 2007 for the 2006 performance year.

Commencing with the 2007 performance year, the Annual Incentive Plan bonuses are to be paid out in semi-annual instalments of 30% payable with respect to the periods ending 30 June and 70% payable with respect to the periods ending 31 December, so as to weight payments towards completion of annual targets.

The Executive Incentive Plan is applicable to fiscal years 2006 through 2009. The actual award payable under the Executive Incentive Plan depends on a combination of formulaic and discretionary performance factors determined by the Board, including commutation of reinsurance treaties at a savings to book value and release of funds from the operating companies to the holding company.

The amount payable to any Executive Incentive Plan participant, including an Executive Director in any year is limited to twice that participant's base salary and is paid out in 50%, 30% and 20% annual instalments over a three year period or if earlier, upon expiration of the plan or a change in control of the Group, provided that the participant must remain employed to receive each subsequent payment. Any amounts awarded under the Executive Incentive Plan in excess of twice the base salary of all participants is carried over into future years and paid out to all participants on a pro rata basis upon expiration of the Plan or upon a change in control of the Group. It is anticipated that this Executive Incentive Plan will also act as an ongoing retention mechanism for key management personnel that perform well.

Mr. Cloutier received a $500,000 bonus under the Executive Incentive Plan described above and also received a $100,000 sign on bonus, both paid in 2007. These amounts are reflected in the table above.

Mr. Lusk also received a $500,000 bonus under the Executive Incentive Plan described above, paid in 2007 and also received payment in October 2006 of a $300,000 instalment of a retention promise made to him prior to his becoming a director. These amounts are reflected in the table above.

Mr. Ricciardelli received a $550,000 bonus in 2005 as guaranteed by the terms of his employment agreement. See Payments to Former Director for details about Mr. Ricciardelli's separation arrangements.

Pension benefits

Following a decision on 26 June 2000, the Company only operates defined contribution schemes whereby the cost to the Company is restricted to the proportion of eligible remuneration it contributes for the benefit of the Executive Directors and employees. With the exception of the Supplemental Defined Contribution Plan and the Contractual Pension Contribution Promise, each described below, all such defined contribution schemes are managed by independent third parties.

The Company created a Supplemental Defined Contribution Plan for the benefit of Mr. Ricciardelli, whereby for so long as Mr. Ricciardelli remained employed with the Company or any Company affiliate, for each fiscal year an account established by the Company for the benefit of Mr. Ricciardelli was credited with an amount, if any, equal to the excess of (i) twenty percent (20%) of Mr. Ricciardelli's base salary over (ii) the total amounts credited to Mr. Ricciardelli's 401(k) matching account and the Company Profit-Sharing Account under the Alea North America 401(k) Savings Plan in respect of such fiscal year. Following Mr. Ricciardelli's resignation in 2006, the Group paid out $383,136 in deferred compensation in connection with the contractual requirements of the Defined Contribution Plan. Of this amount, $114,783 was accrued in 2006 and the full amount was paid on 1 March 2007.

In 2004, the Company purchased an annuity for the benefit of Mr. Ricciardelli to replace the expected value of pension amounts that would have accrued had he remained with his previous employer, which shall be payable on 23 November 2011 as a lump sum with a minimum cash value of $500,000. The cost to the Company to purchase the annuity was $718,859, including a tax gross-up amount of $292,935. No further obligations of the Company to Mr. Ricciardelli for pension benefits remain outstanding.

The pension contributions made for the benefit of Executive Directors who held office at any time during the year were as follows:

Pension contributions **Director's name**	**Year ended 31 December 2006 $'000s**	**Year ended 31 December 2005 $'000s**
Mark Cloutier[1]	**13**	N/A
Kirk H Lusk[2]	**3**	N/A
Mark L Ricciardelli* [3]	**115**	163

* See also Payments to Former Director

For Notes [1,2,3] see page 35.

The Company does not provide pension benefits to Non-Executive Directors.

Share options

Details of all share option movements for any Director having share options who held office during any part of the year are as follows:

Director's name	Date of grant	Plan name	As at 1 January 2006	Options granted	Options lapsing	As at 31 December 2006	Exercise period from	Exercise period to	Exercise price	Vesting
James R Fisher [5]	19.05.00	Separate Award	231,720	Nil	Nil	231,720	19.05.00	19.05.15	$3.22	On grant
James R Fisher [5]	19.12.01	Separate Award	232,620	Nil	Nil	232,620	19.12.01	19.12.16	$4.30	On grant
Kirk H Lusk	02.07.04	Executive Option and Stock Plan	46,010	Nil	Nil	46,010	02.07.04	01.07.14	£2.365	Time
Kirk H Lusk	24.03.05	Executive Option and Stock Plan	65,000	Nil	Nil	65,000	24.03.05	23.03.15	£1.86	Time
Mark L Ricciardelli	25.03.04	Executive Option and Stock Plan	659,284	Nil	659,284	0	25.03.05	25.03.14	£2.495	Time
Mark L Ricciardelli	24.03.05	Executive Option and Stock Plan	175,000	Nil	Nil	175,000	24.03.06	01.09.07	£1.86	Time

No options were exercised during the course of the year. The market price of shares trading on the London Stock Exchange at the close of business on 29 December 2006 was 81.75 pence, and the range during 2006 was 103.5 pence to 55.75 pence.

For Note [5] see page 35.

Terms of options

Time-vesting options for Executive Directors have historically vested at 20% per annum over a five-year period but the grant on 24 March 2005 vests in its entirety on the third anniversary of the date of grant. A portion of the share options awarded in 2003 under the 2002 Stock and Option Plan were performance options. The Company met all necessary performance criteria in 2003 and such options now vest rateably over a five-year period commencing 4 April 2003. Typically unvested options for Executive Directors expire immediately upon termination of employment and vested time-vesting and performance-vesting options expire after a period following termination of employment. Such period until expiry varies based upon the nature of termination, with termination due to death or disability allowing a longer exercise period than resignation. All vested options granted to Executive Directors under the 2002 Plan and the Executive Plan to date other than the grant made on 24 March 2005 have been made subject to a call right of the Company exercisable on termination of employment. This call right expires on the fifth anniversary of the first date that the Executive Director acquired options in the Company, with any appreciation thereon subject to recapture based upon the reason for the Executive Director's termination and the length of service.

In line with institutional guidelines the number of options granted under the Executive Option and Stock Plan in any rolling 10 year period may not exceed 10 per cent of the ordinary share capital of the Company at the time. There are no formal individual participation limits under the Company's share option, RSU or share award plans, but the annual aggregate awards and individual awards to Executive Directors are within the discretion of the Remuneration Committee.

Terms of options (continued)

Under the 2002 Stock and Option Plan, if there is a change of control, all unvested options that have not expired or been cancelled will become immediately exercisable in full. A 'change of control' means, and shall be deemed to have occurred if (i) Kohlberg Kravis Roberts & Co., L.P. (KKR) , its affiliates and the management group (which includes all employee and related party investors) shall at any time not own, in the aggregate, directly or indirectly, beneficially or of record, at least 35% of the outstanding voting equity of the Company (other than as a result of one or more widely distributed offerings of common stock of the Company, in each case whether by the Company or by KKR, its affiliates or the management group) and/or (ii) any Person or Persons (as such terms are defined below) shall at any time have acquired direct or indirect beneficial ownership of a percentage of the outstanding voting equity of the Company that exceeds the percentage of such voting equity then beneficially owned, in the aggregate, by KKR, its affiliates or the management group, unless, in the case of either clause (i) or (ii) above, KKR, its affiliates and the management group have, at such time, by contract, written proxy or other written evidence of voting power, the collective right or the ability to elect or designate for election a majority of the Board of Directors of the Company. 'Person' means an individual, partnership, corporation, business trust, joint stock company, trust, unincorporated association, joint venture, governmental authority or other entity of whatever nature. 'Persons' means two or more persons acting together as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Company.

Under Parts B and C of the Executive Option and Stock Plan, the Board has discretion to accelerate the vesting of all options in certain circumstances including a change of control of the Company pursuant to, or followed by, a takeover offer, a court sanctioned scheme of arrangement, or a winding up of the Company. In these instances the accelerated options would lapse one month after their acceleration. If a demerger or special dividend is proposed which in the opinion of the Board would affect the value of the Company's shares to a material extent the Board has discretion to allow options to be exercised for a period before or after such event. In such circumstances the Board may also in its discretion, and acting fairly and reasonably, determine that any performance condition attaching to an option has been satisfied.

Lapse of options

Options awarded typically expire and cease to be exercisable 10 years after the date such option is granted (although the Board has agreed to extend such term by an additional five years for James R Fisher and an additional three months in other circumstances), and terminate earlier if the participant's employment or service terminates prior to the end of such option term.

Restricted Stock Units

Details of all RSU awards for any Director having been awarded RSUs are as follows:

				Year ended 31 December 2006		
Director's name	Plan name	As at 1 January 2006	RSUs granted	RSUs vested	RSUs lapsed	As at 31 December 2006
Mark L Ricciardelli	Executive Option and Stock Plan	70,918	Nil	All remaining unvested RSUs were vested and related shares delivered in 2006	Nil	Nil

Mr. Ricciardelli was awarded RSUs valued at the date of grant at US$325,000 (US$4.5828 per share), based on the average of the middle market quotation of shares in the Company on each of the five dealing days, immediately before the date of grant, with the following vesting schedule: 25% on 31 December 2005, 25% on 31 December 2007 and 50% on 31 December 2012. This award was intended as compensation for restricted shares forfeited by Mr. Ricciardelli upon his departure from his previous employer. Each RSU entitled Mr. Ricciardelli to one fully paid share in the Company upon vesting. The vesting of all of Mr. Ricciardelli's remaining RSUs was accelerated in connection with his Separation Agreement and following termination of his employment, Mr. Ricciardelli sold all RSU related shares on the London Stock Exchange on 2 October 2006 for US$104,263.

Agreement with a former Executive Director regarding RSUs shares and options and share loan repayment

In accordance with Mr. Ricciardelli's Separation Agreement, it was agreed that following termination of his employment, Mr. Ricciardelli would be permitted to sell all of his purchased shares as well as shares he received in connection with the vesting of his RSU award, totalling 235,739 Common Shares on the London Stock Exchange on 2 October 2006 for consideration of GBP 182,346.71. Mr. Ricciardelli applied $313,360 of the proceeds in full repayment of the $300,000 principal balance of his remaining share loan plus accrued interest. All of Mr. Ricciardelli's vested and unvested options are subject to forfeiture in accordance with their terms following the termination of his employment.

Directors' service and loan contracts

Mark Cloutier and Kirk H Lusk are employed under contracts of employment.

Mr. Lusk's contract is governed by Connecticut law and terminable by either party upon a maximum 6 months' notice. In the event that Mr. Lusk is terminated without cause as a result of a change in control of the Group or otherwise, and he signs a release agreement he is entitled to receive a lump-sum payment of two times his basic salary.

Mr. Lusk was granted a $49,998 loan in connection with the common share purchase program, bearing interest at 4.1625% and repayable in instalments of 20% each 31 August, commencing in 2005. The Board approved a deferral of principal repayment on Mr. Lusk's loan in 2005. In October 2006, Mr. Lusk paid the 2006 principal instalment of $10,000 on this loan plus accrued interest of $2,118 through the instalment payment date.

Mr. Cloutier's contract is governed by Bermuda law and terminable by either party upon 12 months' prior notice. The Company is entitled to terminate Mr. Cloutier's employment for cause without notice or pay in lieu of notice.

Dismissal of Messrs Cloutier and Lusk without notice and in the absence of specific grounds may require compensation payments equivalent to allowances and benefits that would have been due during the notice period.

Non-Executive Directors, other than the KKR Directors, who have no fixed term of appointment, are appointed for fixed terms of three years commencing from the first Annual General Meeting following appointment. These Directors will receive new three year appointments following their expiration, subject to their re-election at the next Annual General Meeting, as applicable. All Non-Executive Directors' appointments are terminable upon one month's notice by either party, without entitlement for compensation for loss of office.

Directors' remuneration

Mark Cloutier and Kirk H Lusk are not separately compensated for their services as Executive Directors of the Company. The following remuneration has been approved for the Non-Executive Directors pursuant to their letters of appointment. Non-Executive Directors receive no benefits other than their fees and do not participate in any incentive plans. The Company has agreed to reimburse each Director his reasonable expenses in the performance of his duties.

Timothy C Faries
Timothy C Faries is entitled to an annual fee of $40,000 payable together with an additional annual fee of $7,500 in respect of the Director's membership of the Nomination Committee.

James R Fisher
James R Fisher is entitled to an annual fee of $40,000 payable together with an additional annual fee of $30,000 in respect of the Director's office of Chairman of the Audit Committee. In addition the Company pays annual management fees to Fisher Capital Corp. LLC as further detailed in this Report on page 35.

Todd A Fisher
Todd A Fisher is entitled to an annual fee of $40,000 payable together with additional annual fees of $7,500 in respect of the Director's membership of the Nomination Committee and $7,500 in respect of the Director's membership of the Remuneration Committee.

Perry Golkin
Perry Golkin is entitled to an annual fee of $40,000 payable together with additional annual fees of $7,500 in respect of the Director's membership of the Nomination Committee and $7,500 in respect of the Director's membership of the Remuneration Committee.

R Glenn Hilliard
R Glenn Hilliard is entitled to an annual fee of $50,000 payable together with additional annual fees of $15,000 in respect of the Director's membership of the Audit Committee and $15,000 in respect of the Director's office as Chairman of the Remuneration Committee.

Edward B Jobe
Edward B Jobe is entitled to an annual fee of $40,000 payable together with an additional annual fee of $15,000 in respect of the Director's membership of the Audit Committee. Edward B Jobe resigned from the Board and the Audit Committee on 20 April 2006 and received a pro-rata portion of his annual fees.

Scott C Nuttall
Scott C Nuttall is entitled to an annual fee of $40,000 payable together with an additional annual fee of $15,000 in respect of the Director's membership of the Audit Committee.

John Reeve
John Reeve is entitled to an annual fee of $100,000 in respect of the office of Chairman of the Board payable together with additional annual fees of $15,000 in respect of the Director's membership of the Audit Committee, $15,000 in respect of the Director's office as Chairman of the Nomination Committee and $7,500 in respect of the Director's membership on the Remuneration Committee.

Payments to former Director

Mark L Ricciardelli (the former Chief Executive Officer and Executive Director of the Company) resigned all of his positions with the Group on 31 August, 2006. Pursuant to a separation agreement dated 29 June 2006, Mr. Ricciardelli received $1,000,000 on 6 July 2006, and $1,155,613 on 15 September, 2006 with the latter payment in consideration for full and final settlement of all claims in relation to his employment. In addition, the Group agreed to pay COBRA ($17,591) and office and secreterial services for one year ($15,000), which amounts are included in the Salary and Bonus Table above. See Agreement with a former Executive Director for a description of the handling of Mr. Ricciardelli's shares, options, RSUs and share loan repayment. See also Pension Benefits for a description of the handling of Mr. Ricciardelli's pension benefits.

Notes to the Directors' remuneration report

1 Mark Cloutier was appointed Group President and Chief Executive Officer and a Director of the Board on 1 September 2006. All amounts shown in the tables represent the relevant amounts earned, paid or declared for the period during which he served on the Board of Directors.

2 Kirk H Lusk was appointed Group Chief Financial Officer on 30 August 2005 and a Director of the Board on 1 September 2006. All amounts shown in the tables represent the relevant amounts earned, paid or declared for the period during which he served on the Board of Directors.

3 Mark L Ricciardelli was appointed Group President and Chief Executive Officer and a Director of the Board on 24 June 2004. Mr. Ricciardelli resigned from such positions on 31 August 2006. All amounts shown in the tables represent the relevant amounts earned, paid or declared for the period during which he served on the Board of Directors. See Payments to Former Director on page 34 for amounts paid in connection with Mr. Ricciardelli's separation from the Company.

4 The Company pays fees for legal and corporate administrative services provided by Appleby Hunter Bailhache, a law firm of which Timothy C Faries is a partner; however, the Company reports only amounts paid directly to Mr. Faries in connection with his Board membership.

5 The figures for James R Fisher do not include $350,000 of annual management fees paid to Fisher Capital Corp. LLC, a company of which Mr. Fisher is managing member and majority owner and thus deemed to have a beneficial interest.

5 Fisher Capital Corp. LLC, a company of which James R Fisher is managing member and majority owner and thus deemed to have a beneficial interest, received options and acquired shares outside of the 2002 Stock and Option Plan.

6 The figures for Todd A Fisher, Perry Golkin and Scott C Nuttall do not include $750,000 of annual management fees paid to Kohlberg Kravis Roberts & Co. LP, a company of which Messrs Fisher, Golkin and Nuttall are executives.

7 Edward B Jobe was appointed as a Non-Executive Director on 17 September 2004 and received pro-rated fees for performance of his Board and Committee duties in 2004. Mr. Jobe resigned on 20 March 2006, effective 20 April 2006.

This report was approved by the Board of Directors on 3 April 2007.

R Glenn Hilliard
Chairman of the Remuneration Committee

STATEMENT OF THE DIRECTORS' RESPONSIBILITIES

The Directors are responsible for preparing the Annual Report and the financial statements. The Bermudan Companies Act 1981 permits the Company and its subsidiaries (together, the 'Group'), to prepare financial statements which comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense and the related Notes 1 to 46 in accordance with International Financial Reporting Standards ('IFRS').

International Accounting Standard 1 requires that financial statements present fairly for each financial year the Company's financial position, financial performance and cash flows. This requires the faithful representation of the effect of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's 'Framework for the Preparation and Presentation of Financial Statements.' In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable International Financial Reporting Standards. Directors are required to:

- properly select and apply accounting policies, including whether to prepare financial statements on a going concern basis;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and
- provide additional disclosures when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company, for safeguarding the assets and for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors have elected to make some Directors' remuneration disclosures, although the Company is eligible for an exemption from making such disclosures since it is not governed by the UK Companies Act.

The Corporate Governance report sets out governance disclosures the Directors have elected to make as well as those required in accordance with United Kingdom Listing Rules of the Financial Services Authority.

The Directors are responsible for the maintenance and integrity of the Group's website. Legislation in the United Kingdom and Bermuda governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF ALEA GROUP HOLDINGS (BERMUDA) LTD

We have audited the financial statements (the "financial statements") of Alea Group Holdings (Bermuda) Ltd for the year ended 31 December 2006 which comprise the Consolidated Income Statement, the Consolidated Balance Sheet, the Consolidated Cash Flow Statement, the Consolidated Statement of Recognised Income and Expense and the related Notes 1 to 46. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with section 90 of the Bermuda Companies Act 1981. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an Auditors' Report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors

The Directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view in accordance with the relevant financial reporting framework and whether the financial statements have been properly prepared in accordance with the Bermuda Companies Act 1981. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements.

In addition we report to you if, in our opinion, the company has not kept proper accounting records and if we have not received all the information and explanations we require for our audit.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Chairman's Statement, the Chief Executive Officer's Report, the Financial Review, the Board of Directors' biographies, the Directors' Report, the Corporate Governance Statement, the Directors Remuneration Report and the Statement of the Directors' Responsibilities. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any further information outside the Annual Report.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view, in accordance with IFRSs, of the state of the group's affairs as at 31 December 2006 and of its loss for the year then ended;
- the financial statements have been properly prepared in accordance with the Bermuda Companies Act 1981; and
- the information given in the Directors' Report is consistent with the financial statements.

Emphasis of matter – going concern

In forming our opinion, which is not qualified, we have considered the adequacy of the disclosure made in Note 2 to the financial statements concerning the company's ability to continue as a going concern. The company has borrowings which are subject to covenants and are due for repayment in September 2007. Compliance with those covenants at the year-end and in the future and availability of sufficient cash resources to meet the repayment is based on the estimates in the balance sheet and cash flow projections, which are prepared on the basis of assumptions that are subject to material uncertainty. These conditions, along with the other matters explained in Note 2 to the financial statements, indicate the existence of a material uncertainty which may cast significant doubt about the company's ability to continue as a going concern. The financial information does not include adjustments that would result if the company was unable to continue as a going concern.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
3 April 2007

Contents

40 Consolidated Income Statement

41 Consolidated Balance Sheet

42 Consolidated Cash Flow Statement

43 Consolidated Statement of Recognised Income and Expense

44 Notes To The Financial Statements

Consolidated income statement

	Notes	Year ended 31 December 2006 $'000	Year ended 31 December 2005 $'000
Gross premiums written	7	**(74,919)**	997,528
Revenue			
Premium revenue		**303,338**	1,347,768
Premium ceded to reinsurers		**(87,422)**	(261,026)
Net insurance premium revenue	7	**215,916**	1,086,742
Fee income	7	**3,143**	3,006
Investment income	8	**94,821**	89,138
Net realised (losses)/gains on financial assets	9	**(2,500)**	672
Net realised gains on sale of disposal group	10	**4,336**	-
Net realised (losses)/gains on sale of renewal rights	5	**(5,020)**	61,079
Total revenue	7	**310,696**	1,240,637
Expenses			
Insurance claims and loss adjustment expenses		**173,408**	1,146,589
Insurance claims and loss adjustment expenses recovered from reinsurers		**(16,716)**	(227,320)
Net insurance claims	7, 11	**156,692**	919,269
Acquisition costs	7	**69,292**	335,788
Other operating expenses	12,13	**66,555**	95,435
Restructuring costs	6	**1,087**	22,354
Total expenses		**293,626**	1,372,846
Results of operating activities	7	**17,070**	(132,209)
Finance costs	14	**(24,407)**	(19,892)
Loss before income tax	7	**(7,337)**	(152,101)
Income tax credit/(expense)	15	**6,502**	(26,827)
Loss for the year		**(835)**	(178,928)

Earnings per share for losses attributable to the equity shareholders of the Company during the period:

Earnings per share on operating activities

Basic ($)	17	**(0.00)**	(1.03)
Diluted ($)	17	**(0.00)**	(1.03)

Consolidated balance sheet

	Notes	As at 31 December 2006 $'000	As at 31 December 2005 $'000
ASSETS			
Property, plant and equipment	18	6,398	9,908
Intangible assets	19	8,479	8,479
Deferred acquisition costs	20	3,506	107,000
Financial assets			
Equity securities			
- available for sale	21	198	161
Debt securities			
- available for sale	21	1,664,341	2,205,532
Loans and receivables including insurance receivables	22	440,961	678,158
Deferred tax assets	23	1,154	997
Reinsurance contracts	25	863,475	1,057,639
Cash and cash equivalents	24	157,220	116,962
Total assets		3,145,732	4,184,836
LIABILITIES			
Insurance contracts	25	1,941,514	2,872,456
Borrowings	26	317,267	316,631
Provisions	27	5,241	17,562
Other liabilities and charges	28	40,954	37,145
Trade and other payables	29	355,606	447,648
Deferred tax liabilities	23	-	1,878
Current income tax liabilities		1,009	1,087
Total liabilities		2,661,591	3,694,407
Net assets		484,141	490,429
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	31, 30	1,738	1,737
Other reserves	30	687,377	692,831
Retained loss	30	(204,974)	(204,139)
Total equity		484,141	490,429

Approved by the Board of Directors on 3 April 2007 and signed on its behalf by:

Kirk H Lusk
Group Chief Financial Officer

Consolidated cash flow statement

	Notes	Year ended 31 December 2006 $'000	Year ended 31 December 2005 $'000
Cash (used in)/generated from operations	35	(586,999)	114,453
Income tax recovered/(paid)		1,949	(3,271)
Net cash (used in)/generated from operating activities		(585,050)	111,182
Cash flows generated from/(used in) investing activities			
Purchase of property, plant and equipment		(735)	(6,656)
Proceeds on sale of property, plant and equipment		424	2,343
Cash payments to acquire equity and debt securities		(3,820,920)	(2,612,771)
Cash receipts from sales of equity and debt securities		4,356,828	2,351,715
Net amounts outstanding for securities		(6,448)	(2,087)
Cash receipts from sale of disposal group		34,726	-
Cash receipts from interest and dividends		85,429	92,123
Net cash generated from/(used in) investing activities		649,304	(175,333)
Cash flows (used in)/generated from financing activities			
Repurchases of ordinary shares		-	(2,135)
Proceeds from issuance of ordinary shares		-	-
Proceeds from issuance of trust preferred securities		-	20,000
Dividends paid to Company's shareholders		-	(12,203)
Capital raising fees		-	240
Interest paid on borrowings		(21,888)	(16,103)
Net cash used in financing activities		(21,888)	(10,201)
Net increase/(decrease) in cash and cash equivalents		42,366	(74,352)
Cash and cash equivalents at beginning of year		116,962	193,628
Cash of a disposal group sold		(4,477)	-
Exchange gains/(losses) on cash and bank overdrafts		2,369	(2,314)
Cash and cash equivalents at end of year		157,220	116,962

Consolidated statement of recognised income and expense

	Year ended 31 December 2006 $'000	Year ended 31 December 2005 $'000
Loss on revaluation of available-for-sale investments	(11,939)	(20,519)
Exchange differences on translation of foreign operations	5,481	(4,934)
Tax on items taken directly into equity	-	(2,120)
Net loss recognised directly in equity	(6,458)	(27,573)
Transfers		
Transfers to profit and loss on sale of available-for-sale investments	913	(6,074)
Tax on items transferred from equity	-	669
Total transfers net of tax	913	(5,405)
Loss for the year	(835)	(178,928)
Total recognised income and expense for the year	(6,380)	(211,906)

The total recognised income and expense are attributable to the Company's equity holders.

NOTES TO THE FINANCIAL STATEMENTS

1 General information

Alea Group Holdings (Bermuda) Ltd (the "Company") and its subsidiaries (together the "Group") were engaged in the business of underwriting insurance and reinsurance risks. The Group operates through four principal operating segments representing London market business, North American business including alternative risk transfer and reinsurance, Continental European reinsurance and financial services. In 2005 the Group ceased to write new business and placed all operations into run-off. Although the Group has disposed of the renewal rights for Alea Alternative Risk, Alea London and Alea Europe and placed all operations into run-off, the Group will continue to service claims relating to business written during 2005 and prior for the foreseeable future. As such, it is considered appropriate to recognise all amounts as relating to continuing operations.

The Company is registered in Bermuda and is listed on the London Stock Exchange. As such it is required to prepare its financial information in accordance with the Bermuda Companies Act 1981, which permits the Company and the Group to prepare financial statements which comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense and the related Notes 1 to 46 in accordance with International Financial Reporting Standards ("IFRS"). Accordingly, the financial information has been prepared in accordance with Bermuda Law.

2 Basis of preparation

The financial statements, as required by the Listing Rules of the United Kingdom's Financial Services Authority ("FSA"), have been prepared on the basis of IFRS recognition and measurement principles which are applicable at year end 2006.

The consolidated financial statements are presented in thousands of US dollars, rounded to the nearest thousand. They have been prepared under the historical cost convention, as modified by the revaluation of financial instruments which have been classified as available for sale and financial assets and financial liabilities at fair value through profit and loss.

The preparation of financial statements in conformity with IFRS requires management to exercise its judgement in making estimates and assumptions that affect the application of the Group's accounting policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgement about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the periods in which the estimates are revised if the revisions affect only those periods or in the periods of the revision and future periods if applicable.

Judgements made by management in the application of IFRS that have a significant effect on the consolidated financial statements and estimates with a significant risk of material adjustments in following years are discussed below.

As IFRS are limited in specifying full insurance-specific guidelines to the requirements of IFRS 4 'Insurance Contracts' pending completion of the second phase of the IASB's project on insurance contracts, accounting policies for insurance contracts have been selected with primary consideration to existing UK GAAP as permitted by IFRS 4. The annual basis of accounting has been applied to all classes of business.

NOTES TO THE FINANCIAL STATEMENTS

2 Basis of preparation (continued)

Going concern basis
The Company's borrowings include a $150 million bank term loan and a $50 million bank revolver facility with its lending bank syndicate. These arrangements are subject to two financial covenants which require that the Group maintains a minimum adjusted consolidated tangible net worth and a minimum debt-to-total-capitalisation ratio. If the Group were to breach either one of these covenants, the lenders would have the right to demand early repayment of these loans in advance of the scheduled repayment date of September 2007.

The Group has met these minimum requirements at 31 December 2006 on the basis of the Group's balance sheet at that date, and based on the Group's current projections, the Directors believe that the Group will continue to be able to service these borrowings, comply with the financial covenants and repay or refinance these amounts when they fall due. However, both the balance sheet and the projections reflect assumptions made by the Directors that are subject to material uncertainty which may cast significant doubt as to whether the Group will be able to continue as a going concern and hence realise its assets and discharge its liabilities in the ordinary course of business. In particular:

- the fair value recorded in the balance sheet of the proceeds arising from the sale of renewal rights (see Note 5) depends on assumptions as to the level of future premium income written by the purchasers of those renewal rights;

- the level of insurance reserves (see Notes 4 and 25) recorded in the balance sheet depends on actuarial assumptions relating to the likelihood of insured events occurring, the quantum of claims (that have occurred, whether reported or not) and the time when claim payments fall due; and

- the availability to the Company of funds to repay the loans depends on insurance subsidiaries obtaining regulatory approval to make intra-group distributions or loans as well as the two significant balance sheet assumptions set out above.

The Group is in an ongoing dialogue with potential sources of refinancing and with the lending bank syndicate regarding the Group's business outlook and strategy and will work closely with the syndicate to manage any future issues should they arise. Run-off plans have been presented to regulators in each relevant territory and the Group expects to maintain continuous and open dialogue with them. On this basis, the Directors believe that the Company will be able to repay, renew or renegotiate bank funding as necessary during the remaining term of the loans, and in any case on maturity of the loans in September 2007, and therefore that it is appropriate to continue to prepare these financial statements on a going concern basis. The financial statements do not include any adjustments that would be necessary if the going concern basis was not appropriate.

These consolidated financial statements have been prepared in accordance with the accounting policies in force for the period ending 31 December 2006. A summary of the principal accounting policies is provided in Note 3.

NOTES TO THE FINANCIAL STATEMENTS

3 Accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

The accounting policies have been applied consistently by all Group entities.

Basis of consolidation
These financial statements consolidate all the enterprises in which Alea Group Holdings (Bermuda) Ltd owns or controls, directly or indirectly, the majority of the voting shares. There are no other enterprises over which the Group has the ability to exercise control.

Intra-group transactions, balances, and gains and losses are eliminated except to the extent that the transaction provides evidence of an impairment of the asset transferred.

The results of subsidiaries liquidated or disposed of during the year are included in the consolidated income statement up to the effective date of liquidation or disposal, as appropriate.

Segment reporting
A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from other business segments. A geographical segment is engaged in providing services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

Foreign currency translation

a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the 'functional currency'). The consolidated financial statements are presented in thousands of US dollars, which is the Group's presentation currency.

b) Group companies

The functional currencies for Group entities are usually the currencies of the primary economic environment in which the entity operates.

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing exchange rates at the date of that balance sheet;
(ii) income and expenses for each income statement are translated at transactional or average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

NOTES TO THE FINANCIAL STATEMENTS

3 Accounting policies (continued)

Foreign currency translation (continued)

c) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Translation differences on non-monetary items are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the revaluation reserve in equity.

To safeguard against fluctuations in exchange rates, Group entities seek to match assets and liabilities in currency. However, currency gains/losses which do arise from transactions in a currency other than a functional currency are reported in the income statement within other income or other expenses, as applicable.

The foreign currency rates used for significant foreign currencies are as follows:

	31 December 2006 Average	31 December 2006 Closing	31 December 2005 Average	31 December 2005 Closing
British pound	**0.5437**	**0.5087**	0.5500	0.5788
Euro	**0.7964**	**0.7591**	0.8022	0.8420
Swiss franc	**1.2544**	**1.2201**	1.2418	1.3105

Insurance contracts
The Group enters into contracts that transfer insurance risk or financial risk or both.

Insurance contracts are those contracts that transfer significant insurance risk. Insurance risk is defined as risk, other than financial risk, transferred from the holder of a contract to the issuer. Financial risk is defined as the risk of a possible future change in one or more of a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract.

Those contracts that do not transfer significant insurance risk are accounted for by recognising an asset or liability based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the ceding company. Future cash flows are estimated to calculate the effective yield, and revenues and expenses are recorded as other income or expense.

NOTES TO THE FINANCIAL STATEMENTS

3 Accounting policies (continued)

Premium revenue
For all insurance contracts, premiums are recognised as revenue proportionally over the period of coverage, having regard, where appropriate, to the incidence of risk and this is known as earned premium. The portion of premium receivable on in-force contracts that relates to unexpired risks at the balance sheet date is reported as the unearned premium liability. Premiums are shown before deduction of commission and are exclusive of taxes and duties levied thereon.

Premiums comprise total premiums earned under contracts incepting during the financial year, together with adjustments arising in the financial year to premiums earned in respect of business written in previous financial years. Premiums also include estimates of pipeline premiums earned on business written but not yet notified to the Group.

In respect of both risks accepted and risks ceded by the Group, premiums and claims relating to reinsurance arrangements which do not involve significant transfer of insurance risk are not recognised in the income statement but are accounted for as deposits due from, or liabilities due to, reinsurers or cedants.

Reinsurance
The Group cedes premium and risks in the normal course of business in order to limit the potential for losses arising from risks accepted. Insurance premiums ceded to reinsurers on contracts that are deemed to transfer significant insurance risk are recognised as an expense in a manner that is consistent with the recognition of insurance premium revenue arising from the underlying risks being protected. Reinsurance contracts that do not meet the definition of an insurance contract are accounted for as financial assets. The portion of premium ceded to reinsurers on in-force contracts that relates to unexpired risks at the balance sheet date is reported as the unearned premium asset.

Insurance claims and loss adjustment expenses recovered from reinsurers are accounted for in the same accounting period as the claims for the related inward insurance and reinsurance business being covered and are estimated in a manner consistent with the claim liability associated with the reinsurance policy.

Provision is made for potentially non-collectable reinsurance recoveries and the exposure of the Group to credit risk is assessed through the aggregation of reinsurance assets due from counter parties belonging to the same insurance groups.

Renewal rights transactions
Renewal rights transactions represent books of insurance and reinsurance business sold to third parties. The Directors use fair value accounting for renewal rights transactions. Valuations and revaluations of such transactions are recognised in the Income Statement as net realised gains or losses on sale of renewal rights.

In determining the fair value for the business sold, the Directors value the discounted estimated future cash flows arising from specified percentages of applicable commissionable premiums written over the applicable period in accordance with the terms of the sale contracts. In determining the fair market value of renewal rights sold, the Directors consider the prior production and growth of the businesses sold, external projections and the most recent assessment of the businesses sold. The Directors also make certain assumptions about levels of program transfer and renewal probabilities of future premiums.

As the ultimate consideration receivable is dependent upon the future levels of business generated on renewal in relation to the rights sold over differing time periods as specified in the sale contracts, it is necessary for the Directors to review and re-evaluate the fair value of the consideration receivable based on the likely volumes of renewal business that will be written. Consequently, adjustments to the consideration receivable recognised in the Income Statement will be made at each balance sheet date where required.

NOTES TO THE FINANCIAL STATEMENTS

3 Accounting policies (continued)

Deferred acquisition costs ("DAC")
Costs which vary and are directly associated with the acquisition of insurance and reinsurance contracts including brokerage, commissions, underwriting expenses and other acquisition costs are deferred and amortised over the period of contract, consistent with the earning of premium. These are shown as a capitalised asset in the balance sheet.

Insurance claims and loss adjustment expenses
Insurance claims and loss adjustment expenses comprise the estimated cost of all claims occurring prior to the balance sheet date, whether reported or not, and include loss adjustment expenses related to internal and external direct and indirect claims handling costs, and adjustments to claims outstanding from previous years. Claims handling costs include related internal and external direct and indirect claims handling costs and consist of third party loss adjustor fees, legal expenses and claims staff costs.

Liabilities for unpaid claims are determined on an individual case basis and are based on the estimated ultimate cost of all claims notified but not settled by the balance sheet date, together with the provision for related claims handling costs and net of salvage and subrogation recoveries. The provision also includes the estimated cost of claims incurred but not reported at the balance sheet date based on statistical methods.

The Group discounts certain categories of claims provisions, such as certain casualty and auto liability claims, where the expected average interval between the date of claim settlement and the balance sheet date is in excess of four years in accordance with the statutory regulations of the European Union. The discount rate used is 4.5% (2005: 4.5%).

Liability adequacy test ("LAT")
At each balance sheet date, liability adequacy tests are performed to ensure the adequacy of the insurance contract liabilities net of related DAC and premiums receivable.

Provision is made where current best estimates of future contractual cash flows and claims handling and administration expenses arising after the end of the financial year from contracts concluded before that date is expected to exceed the provision for unearned premiums net of DAC and premiums receivable. Investment income from the assets backing the liabilities is taken into account in calculating the provision. The assessment of whether a provision is necessary is made on the basis of information available as at the balance sheet date, after offsetting surpluses and deficits arising on products which are managed together. Any deficiency is immediately charged to the income statement initially by writing off DAC and by subsequently establishing a provision for losses arising from liability adequacy tests (the unexpired risk provision). Any DAC written off as a result of this test cannot subsequently be reinstated.

Investment income
Investment income includes dividends and interest. Dividends are accrued on an ex-dividend basis that is when the right to receive payment is established. Interest and rental income are recognised on an accruals basis. Interest income in respect of the Group's available for sale investments is recognised using the effective interest method.

Fee income
Fee income represents income arising on finite risk reinsurance and insurance contracts without significant transfer of insurance risk and expense related to deposits received from reinsurers. Such income is recognised over the term of the contract.

NOTES TO THE FINANCIAL STATEMENTS

3 Accounting policies (continued)

Employee Benefits

a) Share-based payments

The cost of awards to employees that take the form of shares or rights to shares is charged to the income statement as personnel costs on a straight line basis over the period to which the employee's performance relates and a corresponding amount is reflected in revenue reserves in shareholders' equity. The charge is calculated as being the fair value of the shares at the date of grant, reduced by any consideration payable by the employee, and a reasonable expectation of the extent to which performance criteria will be met.

b) Pension costs

The Group only operates defined contribution pension arrangements. Contributions are charged to the income statement as employee benefit expense as they become payable in accordance with the rules of each scheme. The Group has no further payment obligations once the contributions have been paid. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

Operating leases
Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Property, plant and equipment
Property, plant and equipment comprise items of equipment only. Equipment is stated at cost less accumulated depreciation and impairment losses when appropriate. Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives vary between three and five years for fixtures and equipment.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

The residual values and useful lives of the assets are reviewed at each balance sheet date and adjusted if appropriate.

Intangible assets
Intangible assets represent the cost of licences acquired to conduct business in the United States. The Directors consider these licences to have indefinite useful lives. Licences are granted for an indefinite period and are essential to carry on business. The licences are tested for impairment at each balance sheet date.

NOTES TO THE FINANCIAL STATEMENTS

3 Accounting policies (continued)

Investments – Financial Instruments
The Group recognises a financial asset or a financial liability on its balance sheet when it becomes a party to the contractual provisions of the instrument. On initial recognition the Group determines the category of financial instrument and values it accordingly. The classification depends on the purpose for which the investments are acquired.

a) Available-for-sale securities

Available-for-sale securities are non-derivative financial assets, typically equities or bonds. On initial recognition, the fair value is the cost including transaction costs directly attributable to the acquisition. On subsequent remeasurement the fair value excludes transaction costs on disposal and represents the listed bid price. Fair value movements are recognised in equity.

b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than those that the Group intends to sell in the short term or that it has designated as at fair value through income or available-for-sale. Receivables arising from insurance contracts are also classified in this category and are reviewed for impairment as part of the impairment review of loans and receivables.

Trade receivables do not carry any interest rate and are measured at the fair value which is their nominal value less appropriate allowances for estimated irrecoverable amounts. On the initial recognition of loans the carrying value is determined as the proceeds of the loans less the costs of the transaction which are amortised over the length of the loan period in accordance with the effective interest method.

c) Derivative financial instruments

Derivative financial instruments are initially measured at fair value on the contract date. The method of recognising the gain or loss on subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument. Gains or losses on derivatives that are not classified as hedges are recognised in the income statement. Derivatives are classified as held-for-trading unless they are designated as hedges.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at inception of the hedge and on an ongoing basis, as to whether the derivative instruments used in hedging transactions are expected to be and have been highly effective in offsetting changes in fair value or cash flows of hedged items.

The Group has not designated any investments to be held to maturity or to be valued at fair value through profit and loss.

Financial assets and liabilities are offset and the net amount reported in the balance sheet only when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Purchases and sales of securities and currencies are recognised on trade date - the date on which the Group commits to purchase or sell the asset.

3 Accounting policies (continued)

Investments – Financial Instruments (continued)
Before evaluating whether, and to what extent, de-recognition of a financial asset or liability is appropriate, the Group determines whether de-recognition should be applied to only part of the financial asset / liability or group of financial assets / liabilities. The Group only derecognises a financial asset or liability when the contractual rights and obligations to the cash flows expire or the financial asset / liabilities are transferred and the Group has also transferred substantially all risks and rewards of ownership.

Gains and losses on derecognition are recognised through the income statement. Changes in fair value of available for sale investments, except for foreign exchange gains and losses and impairment losses which are recognised in the income statement, are directly recorded in equity until such time that the financial asset is derecognised.

In the Company's accounts, investments in Group subsidiaries are stated at net asset value (equity method) with any movement taken to the Company's revaluation reserve.

Cash and cash equivalents
Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts.

Impairment of assets
The Group reviews the carrying amounts of its tangible and intangible assets at each balance sheet date to determine whether there is any indication of impairment. If any indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

The recoverable amount is the greater of the net selling price and the value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Taxation
Income tax expense represents the sum of the tax payable in the year and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided in full, using the liability method, on all temporary differences, which are based on the difference between the financial statement carrying values and the tax bases of assets and liabilities using enacted income tax rates and laws. Deferred income tax assets are recognised to the extent that it is regarded as probable that they will be utilised against sufficient future taxable income. Deferred income tax assets and liabilities are not discounted.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be utilised.

NOTES TO THE FINANCIAL STATEMENTS

3 Accounting policies (continued)

Taxation (continued)

The deferred tax that results from unrealised gains and losses on securities classified as available for sale is recognised in shareholders' equity along with those unrealised gains and losses.

Current tax payable by any Group company on distribution to the holding company of the undistributed profits of any subsidiaries is recognised as deferred tax unless the timing of the distribution of those profits is controlled by the holding company and the temporary difference is not expected to reverse in the foreseeable future.

In accordance with IAS 12 'Income Taxes', deferred taxation is provided on temporary differences arising from the revaluation of fixed assets even where there is no commitment to sell the asset.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Borrowings
Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Provisions

a) Restructuring costs and legal claims

Provisions for restructuring costs and legal claims are recognised when the Group has a present legal or constructive obligation as a result of a past event, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognised for future operating losses. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

b) Levies

The Group is subject to various insurance-related assessments or guarantee fund levies. Related provisions are provided for where there is a present obligation (legal or constructive) as a result of a past event.

Share capital
Shares are classified as equity when there is no obligation to transfer cash or other assets. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction from the proceeds, net of tax. Incremental costs directly attributable to the issue of equity instruments as consideration for the acquisition of a business are included in the cost of acquisition.

NOTES TO THE FINANCIAL STATEMENTS

3 Accounting policies (continued)

Accounting developments
The International Accounting Standards Board (IASB) issued IFRS 7 'Financial Instruments: Disclosures' in August 2005. IFRS 7 requires disclosure of the significance of financial instruments for an entity's financial position and performance and of quantitative information about exposure to risks arising from financial instruments. The standard is effective for annual periods beginning on or after 1 January 2007.

NOTES TO THE FINANCIAL STATEMENTS

4 Analysis of risk

Risk management framework
As a global run-off insurance and reinsurance operation, the Group is exposed to various types of risk.

The Board of Directors retains overall responsibility for the risk management framework that has been established to mitigate the Group's exposure to risk. The Company's Audit Committee, on behalf of the Board, assesses the effectiveness of the controls established to identify, monitor and mitigate the risks faced by the Group.

The risks that the Group faces include, but are not limited to:

Insurance risk – risk associated with the uncertainty over the likelihood of an insured event occurring, the quantum of the claim, or the time when claims payments will fall due.

Investment and credit risk – risk associated with the Group's reinsurance arrangements, investment portfolio, and other counter party credit risk.

Financial risk – risk associated with possible future change in one or more of a specified interest rate, financial instrument price, foreign exchange rate or other variable.

Insurance risk

Underwriting risk
When it was underwriting insurance business, the Group managed the transfer of insurance risk from its cedants in a number of ways. Underwriting guidelines governed the products it was willing to sell and the geographical location in which the risk was located. Before risk was accepted, its impact upon the overall risk profile of the insurance portfolio was assessed. Underwriting controls included the establishment of limits on underwriting authority and the monitoring of exposure by industry, geographical region and class of business.

The Group used a variety of reserving and modelling methods to determine the levels of insurance risk accepted. The modelling techniques employed helped the Group to monitor, estimate and control its exposure to natural and man-made catastrophes. Diversification was sought through the range of products sold and geographical locations in which business was written.

The Group Underwriting Committee monitored emerging issues that affected its exposure to insurance risk such as new areas of liability and the impact of major losses.

NOTES TO THE FINANCIAL STATEMENTS

4 Analysis of risk (continued)

Insurance risk (continued)

Sources of uncertainty in the estimation of future claim payments
The Group takes steps to ensure that it has appropriate information regarding its claims exposures. However, given the uncertainty in establishing claims provisions, it is likely that the final outcome will prove to be different from the original liability established.

In estimating the liability for the cost of reported claims not yet paid, the Group considers any information available from loss adjusters and information on the cost of settling claims with similar characteristics in previous periods. Large claims are assessed on a case-by-case basis or projected separately in order to allow for the possible distorting effect of their development and incidence on the rest of the portfolio.

The estimation of claims incurred but not reported ("IBNR") is generally subject to a greater degree of uncertainty than the estimation of the cost of settling claims already notified to the Group, where information about the claim event is available. An assessment of the liability for future claims is affected not only by the risks inherent in the perils insured but also by changes that may occur in the legal and judicial environment before claims are settled, all of which affect the quantum of the claim. Additionally, the practical limits to information flows from insured parties hampers the estimation of the claim amounts.

For casualty risks, for example, claims may not be apparent to the insured until many years have passed after the event that gave rise to the claims. The Group's casualty business is typically written on an occurrence basis, meaning that the Group is liable for all insured events that occurred during the term of contract, even if the loss is discovered after the end of the contract term. Liability claims are therefore notified and settled over a long period of time. As a result, for casualty business, a large element of the claims provision relates to IBNR and will typically display greater variations between initial estimates and final outcomes because of the greater degree of difficulty of estimating these liabilities.

For property business, the greatest uncertainty arises from catastrophe events, where a single event affects a large number of contracts. In such cases the Group estimates the IBNR using an exposure methodology, assessing each programme written by the Group to determine the expected claims in respect of that event.

For property business other than catastrophe, and for casualty business, the IBNR is typically based on a combination of loss-ratio-based estimates and claims-experience-based estimates, with greater weight given to actual claims experience as time passes. The initial loss-ratio estimate is an important assumption in the estimation technique and is based on a number of factors including previous years' experience, premium rate changes, market experience and historical claims inflation.

Where possible, the Group adopts multiple techniques to estimate the required level of provisions. This provides a greater understanding of the trends inherent in the experience being projected.

NOTES TO THE FINANCIAL STATEMENTS

4 Analysis of risk (continued)

Insurance risk (continued)

Sources of uncertainty in the estimation of future claim payments (continued)
The projections given by the various methodologies also assist in estimating the range of possible outcomes. The most appropriate estimation technique is selected taking into account the characteristics of the business class and the extent of the development of each underwriting year.

The amount of casualty claims is particularly sensitive to the level of court awards and to the development of legal precedent on matters of contract and tort. Casualty contracts are also subject to the emergence of new types of latent claims, but no allowance is included for this at the balance sheet date.

The following table presents the Group's booked gross claims outstanding before claims handling provisions and before discount as at 31 December 2006 by class of business.

$'million	General liability	Motor	Workers' Comp.	Professional	Property	MAT[1]	Total
1999 and prior	102.3	47.8	20.2	1.0	34.3	96.2	301.8
2000	29.0	12.6	12.6	19.8	7.6	24.6	106.2
2001	31.0	9.8	17.1	24.0	4.1	12.3	98.3
2002	32.0	17.8	10.8	38.6	7.7	5.5	112.4
2003	39.1	32.2	6.3	31.3	9.0	6.5	124.4
2004	42.6	50.4	11.9	37.3	23.3	0.3	165.8
2005	17.7	66.3	4.4	23.7	96.0	0.8	208.9
Reinsurance reserves	**293.7**	**236.9**	**83.3**	**175.7**	**182.0**	**146.2**	**1,117.8**
Insurance reserves	**242.2**	**81.7**	**192.4**	**31.4**	**21.8**	**-**	**569.5**
Total non-life reserves	**535.9**	**318.6**	**275.7**	**207.1**	**203.8**	**146.2**	**1,687.3**
Life Structured Settlements							**246.2**
Life Reinsurance							**23.8**
Provision for claims outstanding, reported and not reported							**1,957.3**

[1] Marine, Aviation and Transport

The following table analyses Alea's gross claims outstanding between incurred but not reported ('IBNR') and case reserves at 31 December 2006. The insurance and reinsurance splits are in line with the Group's typical business tail and the relative maturity of the respective books.

Percentage	Insurance	Reinsurance	Total
Case reserves	43%	55%	52%
IBNR	57%	45%	48%
Total	**100%**	**100%**	**100%**

NOTES TO THE FINANCIAL STATEMENTS

4 Analysis of risk (continued)

Insurance risk (continued)

Prior year reserve development

The Group's expected loss development is determined by the Group's internal actuaries based on historical claims analysis and projected trends. Actual reported losses may vary from expected loss development. Generally, as an underwriting year matures, the level of newly reported claims decreases.

During the twelve months ended 31 December 2006 the Group experienced an improvement in the prior year gross reserves before discount and net of commutations of $34.4 million. After reinsurance this was reduced to a favourable development of $16.9 million (2005: adverse reserves development before discount of $129.2 million, net of reinsurance and commutation).

After discount the favourable reserves development in 2006 was $5.7 million, net of reinsurance commutations (2005: adverse reserves development of $123.1 million, net of reinsurance, commutations and discount).

82% of the 2006 reserve improvement relates to the Group's reinsurance portfolio. Reinsurance operations by their nature add further complications to the reserving process, particularly to casualty business, where there is an inherent lag in the timing and reporting of a loss event from an insured or ceding company to the reinsurer. This reporting lag creates an even longer period of time between the policy inception and when a claim is finally settled. As a result, more judgment is required to establish reserves for ultimate losses in reinsurance operations.

The following table presents the development of the Group's claims outstanding and claims handling expense reserves net of reinsurance and before discount for the twelve months ended 31 December 2006 for each of the underwriting years indicated. An increase is an adverse run-off deviation and a decrease is a positive run-off deviation to the provision for claims outstanding, net of reinsurance held at the previous balance sheet date

Increase/(decrease) in claims outstanding net of reinsurance	Year ended 31 December 2006			
$'million	Insurance	Reinsurance	Pre-discount Total	Post discount Total
Underwriting years 1999 and prior	0.0	(3.2)	(3.2)	0.1
Underwriting year 2000	0.0	1.5	1.5	5.0
Underwriting year 2001	1.6	3.5	5.2	11.4
Underwriting year 2002	2.0	3.8	5.8	3.9
Underwriting year 2003	(0.1)	(1.4)	(1.5)	(1.5)
Underwriting year 2004	(7.5)	(19.3)	(26.9)	(26.8)
Underwriting year 2005	0.9	1.3	2.2	2.2
Total	**(3.1)**	**(13.8)**	**(16.9)**	(5.7)

NOTES TO THE FINANCIAL STATEMENTS

4 Analysis of risk (continued)

Insurance risk (continued)

Historical ultimate loss ratios ('ULR')
The ULR is an actuarial estimate of total claims to the point of final settlement as a percentage of gross ultimate premiums. It excludes expenses. The table below shows the ULR as of 31 December 2006 for proportional and non-proportional US casualty reinsurance, gross of reinsurance and prior to discounting. The Group's US casualty reinsurance ULR shown in the table below is the aggregate ULR for Alea North America, Alea London and Alea Bermuda. The table also shows the aggregate ULR for Alea Europe.

Underwriting year	US casualty proportional %	US casualty non-proportional %	Europe %
1995	-	57.0	66.0
1996	101.0	-	74.5
1997	-	-	91.3
1998	19.4	76.4	107.7
1999	159.1	122.7	136.9
2000	121.2	173.8	96.5
2001	81.1	118.2	80.2
2002	71.1	94.2	73.8
2003	63.6	67.4	51.6
2004	60.6	59.5	51.6
2005	71.9	71.6	70.0

Note 25 to the financial statements presents the development of the estimate of ultimate claim cost for policies underwritten in a given year. This gives an indication of the accuracy of the Group's estimation technique for ultimate claims payments.

If the gross claims reserve carried in the balance sheet moved by 1% the impact on the income statement would be a change in profit before tax of $19.6 million (31 December 2005: $25.3 million) on an undiscounted basis.

Investment and credit risk

Investment risk
The Group's investment strategy is based on a high quality diversified portfolio of liquid investment grade fixed income securities as a method of preserving equity capital and prompt claim payment capability.

The Group's invested assets are subject to interest rate risk. The Group's interest rate risk is concentrated in the US and Europe and is sensitive to many factors, including governmental monetary polices and domestic and international economic and political conditions. Based on invested assets at external managers of $1,733 million as at 31 December 2006, a 100 basis point increase/decrease in interest rates across the yield curve would result in an approximate $29.6 million unrealised loss/profit respectively.

4 Analysis of risk (continued)

Investment and credit risk (continued)

Investment risk (continued)
The Group uses external investment managers to invest its assets. The Group's Investment Committee establishes investment policies and creates guidelines for external investment managers. These guidelines specify criteria on the overall credit quality and liquidity characteristics of the portfolio and include limitations on the size of certain holdings as well as restrictions on purchasing certain types of securities.

Of total invested assets $1,733 million is managed by third-party fund managers with the asset mix shown below. The remaining invested assets of $89 million include predominantly mutual funds invested in fixed income securities.

Asset class	31 December 2006 in %	31 December 2005 in %
US government	**21**	25
US mortgage	**16**	24
EU and Switzerland government and corporate	**11**	16
US corporate	**4**	11
US municipalities	**1**	3
Asset backed securities	**31**	6
Canadian government and provinces	**3**	2
Cash and other	**13**	13
	100	100

Financial and insurance liabilities risk
The Group is also exposed to interest rate risk on its insurance reserves and floating rate borrowings.

Where appropriate, reserves are discounted in accordance with existing UK GAAP as permitted by IFRS 4. Discount rates are based on the expected future cash flow derived from assets established for the payment of reserves. The Group discounts loss reserves for certain business with a mean term to ultimate claims settlement in excess of four years. The majority of such discount applies to casualty business.

The Group discount rate used is based on the relevant average investment return of the last five years. A reduction of 0.1% would reduce the net discount in the balance sheet by approximately $2.1 million.

The Group has $120 million of trust preferred securities in issue. These securities provide for a preferred dividend at a rate of three month LIBOR plus 285 basis points.

The three year bank term loan of $150 million and the $50 million revolving loan currently carry an interest margin of 120 basis points over LIBOR, which is adjustable based upon the Standard and Poor's debt ratings for Alea.

NOTES TO THE FINANCIAL STATEMENTS

4 Analysis of risk (continued)

Investment and credit risk (continued)

Credit risk
When the Group was underwriting, it purchased reinsurance to manage its catastrophe exposure and mitigate insurance risk. However, the ceding of insurance risk exposes the Group to credit risk from its reinsurers and retrocessionaires.

In designing the reinsurance programme the Group took account of the risk assessment, the financial strength of reinsurance counterparties, the benefits to shareholders of capital efficiency and reduced volatility, and the cost of reinsurance protection.

When underwriting, the Group purchased retrocessional reinsurance to improve the extent to which it could manage risk exposures, protect against catastrophic losses, access additional underwriting capacity and stabilise financial ratios.

The Group selected its reinsurers and retrocessionaires based on price and credit quality and continues to monitor them closely over time. It also sought to diversify its business among reinsurers and retrocessionaires and required collateral where deemed prudent to do so. Thus, the use of maximum limits for credit exposure to any one counter party was an effective method for mitigating credit risk.

The Group required that at the time of purchase all reinsurers and retrocessionaires had a minimum credit rating of A-, unless high quality collateral is provided.

The following table shows the reinsurance assets carried on the balance sheet net of collateral, split by the credit rating of the counter party group to which each reinsurer or retrocessionaire belongs and excludes the aggregate stop loss policies purchased by the Group:

Credit Rating of reinsurance counter party	Reinsurance assets as at 31 December 2006 in %	Reinsurance assets as at 31 December 2005 in %
AAA	**5**	8
AA	**65**	64
A	**24**	24
BBB	**-**	1
BB	**-**	-
B	**-**	-
Unrated	**6**	3
Total	**100**	100

The aggregate stop loss policies purchased by the Group are collateralised as follows:

31 December 2006 in $'million	Amount recoverable	Discount	Net amount	Collateral
OPL contract	**59.4**	**-**	**59.4**	**46.1**
Max Re contract	**240.2**	**(7.7)**	**232.5**	**240.2**

31 December 2005 in $'million	Amount recoverable	Discount	Net amount	Collateral
OPL contract	63.6	-	63.6	47.4
Max Re contract	279.7	(11.3)	268.4	279.7

NOTES TO THE FINANCIAL STATEMENTS

4 Analysis of risk (continued)

Investment and credit risk (continued)

Credit risk (continued)
Additionally, the Group is subject to credit risk in respect of third party entities in which the Group holds debt securities issued by those companies. As a consequence of the established investment policies and in order to mitigate investment risk, all of the Group's fixed income portfolio was rated A or better and 93.7% was rated AA or better by either Standard & Poor's or Moody's. The portfolio had a weighted average rating of AAA based on ratings assigned by Standard & Poor's or Moody's. Other than with respect to US, Canadian and European Union government and agency securities, the Group's investment guidelines limit its aggregate exposure to any single issuer to 5% of its portfolio. All securities must be rated A or better at the time of purchase and the weighted average rating requirement of the Group's portfolio is AAA. There were no investment write-offs in either 2005 or 2006. The following table illustrates the split of total debt securities by rating of investee.

Credit Rating of investee	Debt security investment as at 31 December 2006 in %	Debt security investment as at 31 December 2005 in %
AAA / US Government or equivalent	**82.1**	85.0
AA	**11.6**	10.8
A	**6.3**	4.2
Total	**100.0**	100.0

At 31 December 2006, the Group's largest aggregate exposure to any single issuer other than with respect to the United States, Canadian and European government and agency securities was $27.2 million (31 December 2005: $45.4 million) in respect of General Electric Corporation and various subsidiary companies.

Depending upon the duration of the liabilities supported by a particular portfolio, the Group's portfolio investment duration targets may range from one to three years. The duration of an investment is based on the maturity of the security and also reflects the payment of interest and the possibility of early principal payment of such security. The Group seeks to utilise investment benchmarks that reflect this duration target. The Investment Committee periodically revises the Group's investment benchmarks based on business and economic factors including the average duration of the Group's potential liabilities. At 31 December 2006, the Group's investment portfolio had an effective duration of 1.7 years (31 December 2005: 2.9 years). The Group has shortened duration targets on its investment portfolios to ensure that sufficient liquidity will be available to execute the commutation strategy and to reflect the greater uncertainty now inherent in the duration of its liabilities with this commutation strategy.

Financial risk

The Group is subject to several types of financial risk. The most significant of these is the risk that at any given date, the proceeds from realising the financial assets of the Group may be insufficient to meet the financial obligations arising from its insurance contracts. The Group is also exposed to risk as a result of changes in foreign currency and interest rates. Another significant risk relates to the liquidity of the Group.

NOTES TO THE FINANCIAL STATEMENTS

4 Analysis of risk (continued)

Financial risk (continued)

Asset and liability mismatch risk
In order to ensure that adequate liquid resources are available to fund insurance liability cash outflows when they fall due, the Group's practice is to invest in assets matching the currency and duration of the expected related liabilities.

Currency risk
The Group reports its results in US Dollars and accordingly, to the extent that shareholders' funds are invested in assets denominated in currencies other than US Dollars, exchange gains or losses may arise on translation.

The Group controls its currency risk by investing in assets that match the currency in which it expects related liabilities to be paid and by investing the majority of assets backing shareholder funds in US Dollars.

As at 31 December 2006 the Group estimates that its net exposure to US Dollars equals 89% of shareholders' funds. Net exposure to Canadian dollars is estimated at 4%, to Sterling at 3%, to other currencies at -1% and net exposure to Euro, Scandinavian currencies and Swiss Franc grouped together at 5% of shareholders' funds. These currencies are grouped together for currency management purposes due to the high level of correlation they have historically experienced relative to each other in comparison to their much lower correlation with the US Dollar. A positive percentage arises when assets exceed liabilities denominated in that currency while a negative percentage arises when liabilities exceed assets.

Liquidity Risk
Liquidity risk is the potential that obligations cannot be met as they become due as a consequence of not being able to readily realise assets to meet these obligations.

As at 31 December 2006, the Group's holding company had in place a $150.0 million bank term loan and $50.0 million credit revolver. Under the terms of the Group's bank credit agreement these fall due for repayment in September 2007. Before the Group's credit rating downgrade in September 2005 the Group paid interest of LIBOR plus 90 basis points on these borrowings. Following downgrade the margin increased by 30 basis points to 120 basis points. The term loan and revolver rank equally. These arrangements are subject to two financial covenants which require that the Group maintains a minimum adjusted consolidated tangible net worth and a minimum debt-to-total-capitalisation ratio. If the Group were to breach either one of these covenants, the lenders would have the right to demand early repayment of these loans in advance of the scheduled repayment date of September 2007. The availability to the holding company of funds to repay the loans depends on insurance subsidiaries obtaining regulatory approval to make intra-group distributions or loans. The Group is in an ongoing dialogue with the lending bank syndicate regarding the Group's business outlook and strategy and will work closely with the syndicate to manage any future issues should they arise. For more detail please see Note 2 (Basis of preparation – going concern basis) to the financial statements.

In December 2004 and January 2005, the Group issued a total of $120.0 million of hybrid trust preferred securities. These securities were issued through trusts established by Alea Holdings US Company a subsidiary of the Group holding company. The margin on these securities was unaffected by the credit rating downgrades and remain at LIBOR plus 285 basis points. The securities have a fixed maturity of 30 years, are callable after five years, and allow for a deferral of quarterly coupons for up to five years.

NOTES TO THE FINANCIAL STATEMENTS

5 Net realised (losses)/gains on sale of renewal rights

	Alea London Limited $'000	Alea North America Insurance Company $'000	Alea Europe Limited $'000	Total $'000
Year ended 31 December 2006	**(800)**	**(5,164)**	**944**	**(5,020)**
Year ended 31 December 2005	8,000	47,000	6,079	61,079

The Group completed three renewal rights transactions in the fourth quarter of 2005. These were accounted for as net realised gains on sale of renewal rights of $61.1 million, which was recognised in the year ended 31 December 2005, and represented the Directors' valuation at fair value of the business sold. In determining the fair market value of renewal rights sales, the Board considered the prior production and growth of the businesses sold, external projections and a recent assessment of the businesses sold. The fair market value of the renewal rights is regularly evaluated by the Board based on available data.
A charge of $5.0 million has been recognised in the twelve months ended 31 December 2006 reflecting a necessary change to the fair value which was based on the latest financial data available. These amounts reflect the discounted estimated future cash flows arising from specified percentages of applicable commissionable premiums written over the applicable period in accordance with sale contracts.

The gains were calculated as the fair value of consideration receivable ($56.1 million). The Group has received payments to date of $20.9 million. The remaining balance of $35.2 million is included within loans and receivables including insurance receivables. The non-current portion of the receivable is $33.7 million.

These amounts represent the Directors' best estimates of the risk adjusted future receipts discounted at 4.5%. These receipts are dependent upon the future levels of business generated on renewal in relation to the rights sold over differing time periods as specified in the sale contracts.

The key data is:

		Alea London Limited	Alea North America Insurance Company	Alea Europe Limited
2005 Premium of business sold	$ millions	167	405	252
Estimated premium to be received during contract period	$ millions	144	1,508	86
Contract period	years	2	5	1
Best estimate of receipts	$ millions	7	42	7
Contractual maximum sales proceeds	$ millions	30	75	30

NOTES TO THE FINANCIAL STATEMENTS

6 Restructuring costs

In 2005, the Group announced its intention to run-off all remaining property and casualty business. Those fixed assets not subject to renewal rights agreements and not required for the run-off operations have been written down to their residual value. Redundancy costs have been incurred in Connecticut. A restructuring provision has been established for employees in London, Basel and Zug. This provision includes estimated expenses for future redundancy payments for employees who cannot be redeployed in the new structure. The provision also contains estimated expenses with regards to onerous contracts. Onerous contracts are operating leases in respect of any premises that are expected to be vacated as part of the restructuring. The provision was established based on a run-off plan approved by the Board of Directors. Other costs are included in the claims handling provisions.

Year ended 31 December 2006

	Alea UK $'000	Alea US $'000	Alea Europe $'000	Total $'000
Redundancy costs incurred in excess of the provision established based on run-off plan [1]	4,135	2,295	-	6,430
Reversal of estimated restructuring provision due to redundancies in other entities [1]	-	-	(2,843)	(2,843)
Reversal of estimated restructuring provision related to onerous contracts [2]	-	(2,500)	-	(2,500)
Total restructuring costs	**4,135**	**(205)**	**(2,843)**	**1,087**

[1] In order to execute the run-off plan, the Group reassessed where centres of competency should be located geographically. This resulted in revisions being made to the locations of where staff were retained and consequently additional severance payments were incurred by Alea London and Alea North America whilst Alea Europe was able to reverse an element of the restructuring provision previously established.

[2] Restructuring costs also include a credit of $2.5 million which results from Alea North America's sublease of its empty offices in Wilton and a resulting reversal of part of the previously recognised provision for onerous contracts.

NOTES TO THE FINANCIAL STATEMENTS

6 Restructuring costs (continued)

Year ended 31 December 2005

	Alea London	Alea North America	Alea Europe	Total
	$'000	$'000	$'000	$'000
Impairment loss recognised in respect of property, plant and equipment (Note 18)	69	1,049	527	1,645
Impairment loss recognised in respect of licences (Note 19)	366	933	-	1,299
Redundancy costs incurred	-	1,157	-	1,157
Estimated restructuring costs [1]	6,032	4,769	7,452	18,253
Total restructuring costs	6,467	7,908	7,979	22,354

[1] The estimated restructuring costs can be further analysed as follows:

	Alea London	Alea North America	Alea Europe	Total
	$'000	$'000	$'000	$'000
Redundancy provision	3,322	-	6,988	10,310
Onerous contracts	2,710	4,769	464	7,943
Estimated restructuring costs	6,032	4,769	7,452	18,253

7 Segmental information

Primary segment information - operating results by operating segment

The Group managed and conducted its business through four principal operating segments representing London market business, North American business including alternative risk transfer and reinsurance, Continental European reinsurance and financial services - the central investment operation.

The operating result of each of these operating segments before the impact of intra-group quota share arrangements is shown below.

Year ended 31 December 2006	Alea London	Alea North America	Alea Europe	Alea Financial Services	Non - allocated	Total
	$'000	$'000	$'000	$'000	$'000	$'000
Gross Premiums Written	21,247	(102,368)	6,202	-	-	(74,919)
Revenue						
Net insurance premium revenue	129,312	61,973	24,631	-	-	215,916
Fee income	502	2,641	-	-	-	3,143
Investment income	-	-	-	94,821	-	94,821
Net realised losses on financial assets	-	-	-	(2,500)	-	(2,500)
Net realised gains on sale of disposal group	-	4,336	-	-	-	4,336
Net realised (losses)/gains on sale of renewal rights	(800)	(5,164)	944	-	-	(5,020)
Total revenue	**129,014**	**63,786**	**25,575**	**92,321**	**-**	**310,696**
Expenses						
Net insurance claims	(85,795)	(58,285)	(12,612)	-	-	(156,692)
Acquisition costs	(38,292)	(23,466)	(7,534)	-	-	(69,292)
Other operating expenses	(18,288)	(29,148)	(15,032)	-	(4,087)	(66,555)
Restructuring (costs)/releases	(4,135)	205	2,843	-	-	(1,087)
Total expenses	**(146,510)**	**(110,694)**	**(32,335)**	**-**	**(4,087)**	**(293,626)**
Results of operating activities	**(17,496)**	**(46,908)**	**(6,760)**	**92,321**	**(4,087)**	**17,070**
Finance costs	-	-	-	(24,407)	-	(24,407)
(Loss)/profit before income tax	**(17,496)**	**(46,908)**	**(6,760)**	**67,914**	**(4,087)**	**(7,337)**
Income tax credit	-	-	-	-	6,502	6,502
(Loss)/profit for the period	**(17,496)**	**(46,908)**	**(6,760)**	**67,914**	**2,415**	**(835)**

NOTES TO THE FINANCIAL STATEMENTS

7 Segmental information (continued)

Primary segment information - operating results by operating segment (continued)

Year ended 31 December 2005	Alea London $'000	Alea North America $'000	Alea Europe $'000	Alea Financial Services $'000	Non - allocated $'000	Total $'000
Gross Premiums Written	247,110	498,547	251,871	-	-	997,528
Revenue						
Net insurance premium revenue	298,086	550,639	238,017	-	-	1,086,742
Fee income	2,814	(152)	344	-	-	3,006
Investment income	-	-	-	89,138	-	89,138
Net realised gains on financial assets	-	-	-	672	-	672
Net realised gains on sale of renewal rights	8,000	47,000	6,079	-	-	61,079
Total revenue	308,900	597,487	244,440	89,810	-	1,240,637
Expenses						
Net insurance claims	(295,955)	(387,534)	(235,780)	-	-	(919,269)
Acquisition costs	(95,006)	(189,550)	(51,232)	-	-	(335,788)
Other operating expenses	(30,804)	(29,769)	(20,574)	-	(14,288)	(95,435)
Restructuring costs	(6,467)	(7,908)	(7,979)	-	-	(22,354)
Total expenses	(428,232)	(614,761)	(315,565)	-	(14,288)	(1,372,846)
Results of operating activities	(119,332)	(17,274)	(71,125)	89,810	(14,288)	(132,209)
Finance costs	-	-	-	(19,892)	-	(19,892)
(Loss)/profit before income tax	(119,332)	(17,274)	(71,125)	69,918	(14,288)	(152,101)
Income tax expense	-	-	-	-	(26,827)	(26,827)
(Loss)/profit for the year	(119,332)	(17,274)	(71,125)	69,918	(41,115)	(178,928)

NOTES TO THE FINANCIAL STATEMENTS

7 Segmental information (continued)

Primary segment information - operating results by operating segment (continued)

Other segment charges included in the income statement are as follows:

Year ended 31 December 2006	Alea London	Alea North America	Alea Europe	Alea Financial Services	Non - allocated	Total
	$'000	$'000	$'000	$'000	$'000	$'000
Depreciation (Note 18)	**1,912**	**1,792**	**438**	**-**	**-**	**4,142**
Redundancy costs incurred in excess of the provision established based on run-off plan (Note 6)	4,135	2,295	-	-	-	6,430
Reversal of estimated restructuring provision due to redundancies in other entities (Note 6)	-	-	(2,843)	-	-	(2,843)
Estimated restructuring costs (Note 6)	-	(2,500)	-	-	-	(2,500)
Total restructuring costs	**4,135**	**(205)**	**(2,843)**	**-**	**-**	**1,087**

Year ended 31 December 2005	Alea London	Alea North America	Alea Europe	Alea Financial Services	Non - allocated	Total
	$'000	$'000	$'000	$'000	$'000	$'000
Depreciation (Note 18)	2,616	2,435	846	-	-	5,897
Impairment loss recognised in respect of property, plant and equipment (Note 6)	69	1,049	527	-	-	1,645
Impairment loss recognised in respect of licences (Note 6)	366	933	-	-	-	1,299
Redundancy costs	-	1,157	-	-	-	1,157
Estimated restructuring costs	6,032	4,769	7,452	-	-	18,253
Total restructuring costs	6,467	7,908	7,979	-	-	22,354

NOTES TO THE FINANCIAL STATEMENTS

7 Segmental information (continued)

Primary segment information - operating results by operating segment (continued)

The Group has intra group quota share arrangements between the following legal companies Alea London Limited, Alea Bermuda Ltd, Alea North America Insurance Company, Alea North America Specialty Insurance Company (collectively Alea US) and Alea Europe Ltd. The impact of intra-group quota share arrangements on operating result with regards to these legal entities are shown and explained below.

For the year ended 31 December 2006 intra group quota share arrangements comprise a 50% quota share of certain 2000 and prior underwriting year business from Alea Europe to Alea Bermuda and a 70% quota share of Alea North America to Alea Bermuda. A 35% quota share of Alea London business to Alea Europe was commuted as at 30 September 2006.

For the year ended 31 December 2005 intra group quota share arrangements comprise of the following: a 35% quota share of Alea London business to Alea Europe, a 50% quota share of certain 2000 and prior underwriting year business from Alea Europe to Alea Bermuda, a 70% quota share of Alea North America to Alea Bermuda and an intra-group aggregate excess contract from Alea Europe to Alea Bermuda.

The effects of all of these arrangements are detailed below:

Year ended 31 December 2006	Alea London $'000	Alea Bermuda $'000	Alea US $'000	Alea Europe $'000	Total $'000
Net insurance premium revenue	129,312	4,099	57,874	24,631	215,916
Intercompany reinsurance	(31,313)	39,345	(39,534)	31,502	-
Net insurance premium revenue after intercompany reinsurance	97,999	43,444	18,340	56,133	215,916
Underwriting result [1]					
Before intercompany reinsurance	(16,697)	(21,548)	(28,618)	(7,704)	(74,567)
After intercompany reinsurance	(11,886)	(23,968)	(37,185)	(1,528)	(74,567)

Year ended 31 December 2005	Alea London $'000	Alea Bermuda $'000	Alea US $'000	Alea Europe $'000	Total $'000
Net insurance premium revenue	298,086	4,991	545,648	238,017	1,086,742
Intercompany reinsurance	(105,915)	392,876	(384,340)	97,379	-
Net insurance premium revenue after intercompany reinsurance	192,171	397,867	161,308	335,396	1,086,742
Underwriting result [1]					
Before intercompany reinsurance	(127,332)	(64,021)	(14,541)	(77,204)	(283,098)
After intercompany reinsurance	(95,618)	(124,790)	(33,954)	(28,736)	(283,098)

[1] Results of operating activities excluding investment income, net realised gains on financial assets, net realised gains on sale of disposal group and intangible assets and net realised gains on sale of renewal rights.

NOTES TO THE FINANCIAL STATEMENTS

7 Segmental information (continued)

Primary segment information – balance sheet by operating segment

The Group managed and conducted its business through four principal operating segments representing London market business, North American business including alternative risk transfer and reinsurance, Continental European reinsurance and financial services - the central investment operation. The balance sheet of each of these operating segments before the impact of intra-group quota share arrangements is shown below:

As at 31 December 2006	Alea London $'000	Alea North America $'000	Alea Europe $'000	Alea Financial Services $'000	Non - allocated $'000	Total $'000
ASSETS						
Property, plant and equipment	1,798	4,221	379	-	-	6,398
Intangible assets	-	8,479	-	-	-	8,479
Deferred acquisition costs	420	(37)	3,123	-	-	3,506
Financial assets						
Equity securities						
- available for sale	-	-	-	198	-	198
Debt securities						
- available for sale	-	-	-	1,664,341	-	1,664,341
Loans and receivables including insurance receivables	85,497	103,258	113,965	138,241	-	440,961
Deferred tax assets	-	-	-	-	1,154	1,154
Reinsurance contracts	315,180	256,178	292,117	-	-	863,475
Cash and cash equivalents	-	-	-	157,220	-	157,220
Total assets	**402,895**	**372,099**	**409,584**	**1,960,000**	**1,154**	**3,145,732**
LIABILITIES						
Insurance contracts	623,259	634,340	683,915	-	-	1,941,514
Borrowings	-	-	-	317,267	-	317,267
Provisions	2,139	1,425	1,677	-	-	5,241
Other liabilities and charges	5,795	31,677	3,482	-	-	40,954
Trade and other payables	118,984	90,631	145,991	-	-	355,606
Deferred tax liabilities	-	-	-	-	-	-
Current income tax liabilities	-	-	-	-	1,009	1,009
Total liabilities	**750,177**	**758,073**	**835,065**	**317,267**	**1,009**	**2,661,591**
Net assets						**484,141**
EQUITY						
Capital and reserves attributable to the Company's equity holders						
Share capital						1,738
Other reserves						687,377
Retained loss						(204,974)
Total equity						**484,141**

NOTES TO THE FINANCIAL STATEMENTS

7 Segmental information (continued)

Primary segment information – balance sheet by operating segment (continued)

As at 31 December 2005	Alea London	Alea North America	Alea Europe	Alea Financial Services	Non - allocated	Total
	$'000	$'000	$'000	$'000	$'000	$'000
ASSETS						
Property, plant and equipment	2,962	6,153	793	-	-	9,908
Intangible assets	-	8,479	-	-	-	8,479
Deferred acquisition costs	41,192	55,853	9,955	-	-	107,000
Financial assets						
Equity securities						
- available for sale	-	-	-	161	-	161
Debt securities						
- available for sale	-	-	-	2,205,532	-	2,205,532
Loans and receivables including insurance receivables	146,724	218,124	204,925	108,385	-	678,158
Deferred tax assets	-	-	-	-	997	997
Reinsurance contracts	401,786	365,606	290,247	-	-	1,057,639
Cash and cash equivalents	-	-	-	116,962	-	116,962
Total assets	592,664	654,215	505,920	2,431,040	997	4,184,836
LIABILITIES						
Insurance contracts	909,114	1,149,558	813,784	-	-	2,872,456
Borrowings	-	-	-	316,631	-	316,631
Provisions	5,732	4,768	7,062	-	-	17,562
Other liabilities and charges	1,483	32,767	2,895	-	-	37,145
Trade and other payables	151,564	129,049	167,035	-	-	447,648
Deferred tax liabilities	-	-	-	-	1,878	1,878
Current income tax liabilities	-	-	-	-	1,087	1,087
Total liabilities	1,067,893	1,316,142	990,776	316,631	2,965	3,694,407
Net assets						490,429
EQUITY						
Capital and reserves attributable to the Company's equity holders						
Share capital						1,737
Other reserves						692,831
Retained loss						(204,139)
Total equity						490,429

NOTES TO THE FINANCIAL STATEMENTS

7 Segmental information (continued)

The capital expenditures are as follows:

Year ended 31 December 2006	Alea London $'000	Alea North America $'000	Alea Europe $'000	Alea Financial Services $'000	Non - allocated $'000	Total $'000
Capital expenditure (Note 18)	**473**	**263**	**-**	**-**	**-**	**736**
Capital expenditure (Note 18)	1,635	4,376	645	-	-	6,656

7 Segmental information (continued)

Secondary segment information - geographical analysis

The following provides an analysis of gross premiums written by location of insured and by location of legal entity accepting the risk, and of (loss)/profit before tax by legal entity accepting risk.

Geographical analysis of gross premiums written by location of insured	Year ended 31 December 2006 $'000	Year ended 31 December 2005 $'000
Europe	(267)	281,259
Africa	(28)	2,010
Near & Middle East	(108)	5,477
Far East	181	5,535
Australia & Oceania	(96)	2,817
North America	(76,329)	687,973
Latin America	1,728	12,457
	(74,919)	997,528

Geographical analysis by location of legal entity

	Gross premiums written		(Loss)/profit before tax	
	Year ended 31 December 2006 $'000	Year ended 31 December 2005 $'000	Year ended 31 December 2006 $'000	Year ended 31 December 2005 $'000
Bermuda	1,735	5,758	(8,176)	(113,722)
Jersey	74	216	(1,606)	1,577
United Kingdom	20,973	247,603	5,958	(77,426)
United States	(104,102)	492,789	(24,570)	13,754
Switzerland	6,401	251,162	21,057	23,716
	(74,919)	997,528	(7,337)	(152,101)

Geographical analysis by location of legal entity

	Carrying value of assets		Additions to property, plant and equipment	
	Year ended 31 December 2006 $'000	Year ended 31 December 2005 $'000	Year ended 31 December 2006 $'000	Year ended 31 December 2005 $'000
Bermuda	1,135,396	1,338,645	-	10
Jersey	-	42,136	-	44
United Kingdom	659,344	903,366	473	1,591
United States	578,450	959,893	263	4,366
Switzerland	772,542	940,796	-	645
	3,145,732	4,184,836	736	6,656

NOTES TO THE FINANCIAL STATEMENTS

7 Segmental information (continued)

Secondary Segment information - geographical analysis (continued)

Operating equity and shareholders' equity interests	As at 31 December 2006 $'000	As at 31 December 2005 $'000
Alea Europe Ltd	**230,660**	212,312
Alea (Bermuda) Ltd [1]	**226,651**	279,821
Alea US	**241,491**	275,556
Amounts held in Holding Companies	**103,703**	3,862
Amounts held in non-insurance subsidiaries	**(1,097)**	3,004
Note provided by Alea Europe Ltd to Alea US	**-**	32,505
	801,408	807,060
Amounts owed to credit institutions	**(199,574)**	(199,006)
Trust preferred securities	**(117,693)**	(117,625)
Shareholders' funds attributable to equity interests	**484,141**	490,429

[1] The entities wholly owned by Alea (Bermuda) Ltd have net assets as follows:

	As at 31 December 2006 $'000	As at 31 December 2005 $'000
Alea London Ltd	**87,954**	84,857
Alea Global Risk Ltd [2]	**-**	11,411
Alea Jersey Ltd [2]	**-**	2,082

[2] These entities were liquidated in the fourth Quarter 2006.

NOTES TO THE FINANCIAL STATEMENTS

8 Investment income

	Year ended 31 December 2006 $'000	Year ended 31 December 2005 $'000
Financial assets - available for sale:		
- Interest income from debt securities	**86,537**	82,047
Cash and cash equivalents interest income	**8,284**	7,091
	94,821	89,138

9 Net realised (losses)/gains on financial assets

	Year ended 31 December 2006 $'000	Year ended 31 December 2005 $'000
Realised gains on financial assets - available for sale	**4,700**	8,949
Realised losses on financial assets - available for sale	**(7,200)**	(8,277)
	(2,500)	672

NOTES TO THE FINANCIAL STATEMENTS

10 Sale of disposal group

Alea North America Specialty Insurance Company
Alea North America Insurance Company ("ANAIC") sold its Delaware excess and surplus lines carrier, Alea North America Specialty Insurance Company ("ANASIC") to Insurance Corporation of Hannover, a member company of Praetorian Financial Group, Inc. on 29 September 2006. ANAIC received a cash payment of $34.7 million representing $4 million plus the statutory policyholders' surplus of ANASIC as at date of sale. The Group has recognised in its IFRS accounts a net realised gain on the sale of $4.3 million.

On the date of the sale, the Group's Alea (Bermuda) Ltd affiliate assumed 100% of all business written by ANASIC prior to the closing date. The obligations under the agreements are supported by a guarantee of the Company.

	As at 29 September 2006 $'000	As at 31 December 2005 $'000
ASSETS		
Deferred acquisition costs	**45**	91
Financial assets		
Debt securities		
- available for sale	**25,532**	35,816
Loans and receivables including insurance receivables	**2,853**	1,227
Reinsurance contracts	**9,487**	14,607
Cash and cash equivalents	**4,477**	1,012
Total assets	**42,394**	52,753
LIABILITIES		
Insurance contracts	**11,769**	15,063
Other liabilities and charges	**177**	118
Trade and other payables	**58**	6,605
Total liabilities	**12,004**	21,786
Net Assets	**30,390**	30,967
Net realised gains on sale of disposal group	**4,336**	
Total net consideration	**34,726**	

The total consideration was satisfied in cash.

Net cash inflow arising on disposal:	
Cash consideration	**34,726**
Cash and cash equivalents disposed of	**(4,477)**
Total net cash inflow on disposal	**30,249**

NOTES TO THE FINANCIAL STATEMENTS

11 Movement in prior year provision for insurance claims, net of reinsurance

The table below presents amounts included in incurred claims arising from the movement in the prior year provision for claims outstanding net of reinsurance. An increase is an adverse run-off deviation and a decrease is a positive run-off deviation to the provision for claims outstanding, net of reinsurance held at the previous balance sheet date.

Increase/(decrease) in claims outstanding net of reinsurance before discount	**Year ended 31 December 2006 $'000**	**Year ended 31 December 2005 $'000**
Underwriting years 1999 and prior	(3,242)	38,050
Underwriting year 2000	1,465	26,344
Underwriting year 2001	5,164	26,337
Underwriting year 2002	5,770	26,598
Underwriting year 2003	(1,465)	4,216
Underwriting year 2004	(26,846)	7,647
Underwriting year 2005	2,209	-
	(16,945)	129,192
Claims outstanding net of reinsurance at prior year end before discount	1,546,036	1,211,177
Discount	(116,679)	(96,487)
	1,429,357	1,114,690

NOTES TO THE FINANCIAL STATEMENTS

12 Results of operating activities

Profit/(loss) from operations has been arrived after charging:

	Year ended 31 December 2006 $'000	Year ended 31 December 2005 $'000
Depreciation of property, plant and equipment	4,142	5,897
Staff costs (see Note 13)	37,757	58,334
Auditors' remuneration (see below)	3,283	6,291

A more detailed analysis of auditors' remuneration on a worldwide basis is provided below:

	Year ended 31 December 2006 $'000	Year ended 31 December 2005 $'000
Audit services	2,523	2,052
Tax services	18	386
Actuarial and other consulting	742	3,853
Total auditor's remuneration	3,283	6,291

13 Staff costs

The average monthly number of employees (including Executive Directors) was:

	Year ended 31 December 2006	Year ended 31 December 2005
Underwriting	14	124
Finance	45	52
Information Technology	19	41
Claims	48	40
Technical Accounts	22	42
Management and administration	30	79
	178	378

NOTES TO THE FINANCIAL STATEMENTS

13 Staff costs (continued)

Their aggregate remuneration comprised:

	Year ended 31 December 2006 $'000	Year ended 31 December 2005 $'000
Wages and salaries [1]	32,524	49,918
Social security costs	2,608	4,416
Other pension costs (see Note 39)	2,625	4,000
	37,757	58,334

[1] Wages and salaries include $8.1 million of retention bonuses that were expensed in the year ended 31 December 2006 (2005: $Nil). Severance payments of $12.2 million made in the year ended 31 December 2006 (2005: $1.5 million) are excluded in the table above. Of this $12.2 million, $8.6 million was provided in the restructuring provision established at 31 December 2005 (see Note 27). The remaining $3.6 million has been charged through the Income Statement in 2006 (see Note 6).

14 Finance costs

	Year ended 31 December 2006 $'000	Year ended 31 December 2005 $'000
Interest on borrowings	22,990	16,344
Other investment expenses	3,288	4,529
Exchange gains on non-functional currencies and transactions losses	(1,871)	(981)
	24,407	19,892

NOTES TO THE FINANCIAL STATEMENTS

15 Income tax (credit)/expense

	Year ended 31 December 2006 $'000	Year ended 31 December 2005 $'000
Current tax credit:		
UK corporation tax	326	42
Foreign tax	(4,934)	(208)
Total current tax	(4,608)	(166)
Deferred tax (Note 23):	(1,894)	26,993
Total income tax (credit)/expense	(6,502)	26,827

UK corporation tax is calculated at 30% (2005: 30%) of the estimated assessable UK profit for the year.

Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

NOTES TO THE FINANCIAL STATEMENTS

15 Income tax expense (continued)

The tax charge for the periods presented varied from the stated rate of UK corporation tax as explained below:

	Year ended 31 December 2006 $'000	Year ended 31 December 2005 $'000
Loss on ordinary activities before taxation	(7,337)	(152,101)
Loss on ordinary activities multiplied by the standard rate of UK corporation tax at 30% (2005: 30%)	(2,201)	(45,630)
Factors affecting tax charge:		
Adjustment in respect of foreign tax rates	611	33,098
Adjustment in respect of prior periods	(884)	98
Overseas and other taxes	973	810
Withholding tax on dividends	-	171
Write off deferred tax assets previously recognised	-	16,991
Deferred tax asset in respect of current year losses not recognised	-	23,153
Utilisation of tax losses in respect of which no deferred tax assets were provided	(4,276)	-
Other permanent differences	(725)	(1,864)
Tax (credit)/charge for the year	(6,502)	26,827

In addition to the amount charged to the Income Statement, no deferred tax has been charged to equity in the year (2005: charge of $1.5 million).

16 Dividends

	Year ended 31 December 2006 $'000	Year ended 31 December 2005 $'000
Final dividend for the year ended 31 December 2004 of $0.07 per share	-	12,203
	-	12,203

NOTES TO THE FINANCIAL STATEMENTS

17 Earnings per share

The calculation of the basic and diluted earnings per share is based on the following data:

	Year ended 31 December 2006	Year ended 31 December 2005
Earnings	**$**	**$**
Earnings for the purposes of basic earnings per share being net loss attributable to equity holders of the Company	**(835,201)**	(178,928,407)
Effect of dilutive potential ordinary shares:	-	-
Earnings for the purposes of diluted earnings per share	**(835,201)**	(178,928,407)

Number of shares	Year ended 31 December 2006 Number	Year ended 31 December 2005 Number
Weighted average number of ordinary shares for the purposes of basic earnings per share	**173,738,502**	173,913,624
Effect of dilutive potential ordinary shares:		
- Share options	-	-
Weighted average number of ordinary shares for the purposes of diluted earnings per share	173,738,502	173,913,624

NOTES TO THE FINANCIAL STATEMENTS

18 Property, plant and equipment

	Computer equipment and software	Fixtures and office equipment	Other	Total
	$'000	$'000	$'000	$'000
Cost or Valuation				
At 1 January 2005	30,162	8,198	2,718	41,078
Additions	5,708	948	-	6,656
Exchange difference	(2,622)	(375)	(361)	(3,358)
Disposals	(7,131)	(978)	(633)	(8,742)
At 31 December 2005	26,117	7,793	1,724	35,634
Additions	705	31	-	736
Exchange difference	2,294	255	120	2,669
Disposals	(6,263)	(3,481)	(131)	(9,875)
At 31 December 2006	**22,853**	**4,598**	**1,713**	**29,164**
Accumulated depreciation and impairment				
At 1 January 2005	(20,674)	(4,526)	(2,275)	(27,475)
Charge for the year	(4,331)	(1,480)	(86)	(5,897)
Impairment loss [1]	(910)	(732)	(3)	(1,645)
Exchange differences	2,408	318	164	2,890
Eliminated on disposals	4,872	895	634	6,401
At 31 December 2005	(18,635)	(5,525)	(1,566)	(25,726)
Charge for the year	(3,778)	(336)	(28)	(4,142)
Exchange differences	(1,957)	(230)	(160)	(2,347)
Eliminated on disposals	5,780	3,522	147	9,449
At 31 December 2006	**(18,590)**	**(2,569)**	**(1,607)**	**(22,766)**
Carrying amount				
At 31 December 2006	**4,263**	**2,029**	**106**	**6,398**
At 31 December 2005	7,482	2,268	158	9,908

[1] The impairment loss on fixtures and equipment as well as on computer equipment and software arose in connection with the restructuring following the Group announcement in 2005 regarding the run-off of all subsidiaries. Please see Note 6.

NOTES TO THE FINANCIAL STATEMENTS

19 Intangible assets

	Licences $'000
Cost	
At 1 January 2005	9,968
Additions	-
At 31 December 2005	9,968
Additions	-
At 31 December 2006	**9,968**
Amortisation	
At 1 January 2005	(190)
Impairment of asset	(1,299)
At 31 December 2005	(1,489)
Impairment of asset	-
At 31 December 2006	**(1,489)**
Carrying amount	
At 31 December 2006	**8,479**
At 31 December 2005	8,479

Capitalised licences represent the cost of licences acquired to conduct business in the United States. The Directors believe these licences have indefinite useful lives. The licences are tested for impairment at each balance sheet date. At 31 December 2006 the impairment review indicated that the carrying value of the licenses reflects the recoverable amount and no impairment write down is necessary (31 December 2005: impairment of $1.3 million recognised).

NOTES TO THE FINANCIAL STATEMENTS

20 Deferred acquisition costs

	Deferred acquisition costs $'000
At 1 January 2005	198,059
Change in year	(87,554)
Exchange difference	(3,505)
At 31 December 2005	107,000
Change in year	(103,718)
Exchange difference	224
At 31 December 2006	**3,506**

At 31 December 2006	**3,506**
At 31 December 2005	107,000

At 31 December 2006	
Current assets	**283**
Non-current assets	**3,223**
	3,506

At 31 December 2005	
Current assets	103,494
Non-current assets	3,506
	107,000

21 Financial assets

	As at 31 December 2006 $'000	As at 31 December 2005 $'000
Available-for-sale investments		
- Equity securities	**198**	161
- Debt securities	**1,664,341**	2,205,532

The investments included above represent investments in listed equity securities and listed debt securities. The fair values of these investments are based on quoted market prices.

The current portion of financial assets is $505,265,000 (31 December 2005: $1,159,273,000) the remaining being non-current.

NOTES TO THE FINANCIAL STATEMENTS

21 Financial assets (continued)

	As at 31 December 2006		As at 31 December 2005	
Summary by maturity – Debt securities	**$'000**	**%**	**$'000**	**%**
Less than 1 year	**661,770**	**39.8**	458,192	20.8
1 year up to 3 years	**354,899**	**21.3**	508,034	23.0
3 years up to 5 years	**228,385**	**13.7**	480,236	21.8
5 years up to 10 years	**136,633**	**8.2**	235,875	10.7
More than 10 years	**282,654**	**17.0**	523,195	23.7
	1,664,341	**100.0**	2,205,532	100.0

NOTES TO THE FINANCIAL STATEMENTS

22 Loans and receivables including insurance receivables

	As at 31 December 2006 $'000	As at 31 December 2005 $'000
Deposits with ceding undertakings	118,558	87,711
Debtors arising out of insurance operations	21,989	33,497
Debtors arising out of reinsurance operations	143,993	334,846
Amounts due from reinsurance operations not transferring significant risk	66,293	123,116
Accrued income (1)	49,282	71,830
Other prepayments	2,531	6,080
Other debtors	38,315	21,078
Total loans and receivables including insurance receivables	440,961	678,158
Current asset	63,710	237,198
Non-current asset	377,251	440,960
	440,961	678,158

1 $35.2 million (31 December 2005: $41.9 million) of the renewal rights sales are recorded as accrued income at the balance sheet date as disclosed in Note 5.

Loans and receivables including insurance receivables are recorded on the balance sheet at amortised cost.

The following are the major deferred tax assets and liabilities recognised by the Group and movements thereon during the current and prior reporting period:

Deferred tax assets

	Tax losses and disclaimed technical reserves $'000	Depreciation in advance of capital allowances $'000	US subsidiary insurance transaction timing differences $'000	Bonus and pension accruals not currently deductible and other timing differences $'000	Total $'000
At 1 January 2005	26,106	974	2,969	337	30,386
(Charged) / credited to the income statement	(22,929)	122	(3,612)	(322)	(26,741)
(Charged) / credited to equity (net of transfers to retained earnings)	(2,094)	-	643	-	(1,451)
Exchange differences	(1,083)	(107)	-	(7)	(1,197)
At 1 January 2006	-	989	-	8	997
(Charged) / credited to the income statement	-	27	-	(11)	16
Exchange differences	-	138	-	3	141
As at 31 December 2006	-	1,154	-	-	1,154

NOTES TO THE FINANCIAL STATEMENTS

23 Deferred income tax (continued)

Deferred tax liabilities

	Capital allowances in advance of depreciation	US subsidiary insurance transaction timing differences	Total
	$'000	$'000	$'000
At 1 January 2005	1,626	-	1,626
(Credited)/charged to the income statement	(1,626)	1,878	252
At 1 January 2006	-	1,878	1,878
Credited to the income statement	-	(1,878)	(1,878)
As at 31 December 2006	-	-	-

Certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances (after offset) for financial reporting purposes:

	As at 31 December 2006	As at 31 December 2005
	$'000	$'000
Deferred tax assets	1,154	997
Deferred tax liabilities	-	(1,878)
	1,154	(881)

At the balance sheet date the Group has unrecognised deferred tax assets of $47.8 million (31 December 2005: $45 million) in respect of tax losses carried forward. The assets have not been recognised due to the unpredictability of future profit streams.

At the balance sheet date, the Group has unused tax losses of $182.6 million (31 December 2005: $184.9 million) available for offset against future profits. Of the losses at 31 December 2006 $24.6 million (31 December 2005: $Nil) relate to the US, $140.5 million (31 December 2005: $137.0 million) relate to the UK and $17.5 million (31 December 2005: $47.9 million) relate to Switzerland.

The US losses expire in 2026.

In the UK, tax losses are in part carried forward as disclaimed technical reserves. UK losses have no expiry date. The amounts included within 'Tax losses and disclaimed technical reserves' above are shown net of deferred tax liabilities in respect of UK equalisation reserves.

Swiss losses expire as follows: $0.3 million in 2007 and $17.2 million in 2008. The figures above do not include Swiss losses which became available to carry forward in Alea Europe Ltd following the merger of that company with Alea Group Holdings AG referred to in Note 44.

The deferred tax assets as at 31 December 2006 and as at 31 December 2005 are current assets.
The deferred tax liabilities as at 31 December 2006 and as at 31 December 2005 are current liabilities.

NOTES TO THE FINANCIAL STATEMENTS

23 Deferred income tax (continued)

The deferred income tax (charged) or credited to equity during the year is as follows:

	Year ended 31 December 2006 $'000	Year ended 31 December 2005 $'000
Revaluation reserve[1]	-	1,420
Hedging and translation reserve[2]	-	(2,871)
	-	(1,451)

1 The revaluation reserve is a component of shareholders' equity that is used to record the difference between the market value of available for sale investments carried on the balance sheet and the amortised cost of those assets. Unrealised gains and losses arising when the market value is compared with the amortised cost of the assets are taken to this reserve.

2 Movements in the unrealised gains and losses arising from the translation of the Group's assets and liabilities denominated in functional currencies of the Group are shown in the hedging and translation reserve. The hedging and translation reserve is a component of shareholders' equity.

24 Cash and cash equivalents

Cash and cash equivalents are comprised of the following:

	As at 31 December 2006 $'000	As at 31 December 2005 $'000
Cash at bank and in hand	**69,738**	69,099
Short-term deposits with credit institutions	**87,482**	47,863
Total cash and cash equivalents	**157,220**	116,962

Cash and cash equivalents yielded an effective rate of interest of 5.2% in the year ended 31 December 2006 (31 December 2005: 4.6%).

NOTES TO THE FINANCIAL STATEMENTS

25 Insurance and reinsurance contracts

Insurance and reinsurance contracts are comprised of the following:

	As at 31 December 2006 $'000	As at 31 December 2005 $'000
Gross claims outstanding		
Provision for claims outstanding, reported and not reported	1,957,249	2,531,928
Discount	(105,855)	(133,443)
	1,851,394	2,398,485
Claims handling provisions	17,823	30,372
Total gross claims outstanding	1,869,217	2,428,857
Provision for unearned premiums on insurance contracts	72,297	443,599
Total insurance contracts	1,941,514	2,872,456
Aggregate excess reinsurance		
Provision for claims outstanding, reported and not reported	299,544	343,312
Discount	(7,657)	(11,308)
Net aggregate excess reinsurance	291,887	332,004
Other reinsurance		
Provision for claims outstanding, reported and not reported	573,216	672,952
Discount	(2,665)	(5,455)
Net other reinsurance	570,551	667,497
Total reinsurance		
Provision for claims outstanding, reported and not reported	872,760	1,016,264
Discount	(10,322)	(16,763)
Total reinsurers' share of claims outstanding	862,438	999,501
Provision for unearned premiums on reinsurance contracts	1,037	58,138
Total reinsurance contracts	863,475	1,057,639
Undiscounted claims outstanding, net of reinsurance	1,102,312	1,546,036
Discount	(95,533)	(116,679)
Claims outstanding net of reinsurance	1,006,779	1,429,357

Security held for aggregate excess reinsurance	As at 31 December 2006 $'000	As at 31 December 2005 $'000
Deposits received from reinsurers	46,119	47,445
Trust fund and LOC collateral available against aggregate excess contracts	240,182	279,704
Total collateral available against aggregate excess reinsurance recoverable	286,301	327,149
Collateral held in respect of unearned premiums	-	13
Total collateral held	286,301	327,162

NOTES TO THE FINANCIAL STATEMENTS

25 Insurance and reinsurance contracts (continued)

	As at 31 December 2006 $'000	As at 31 December 2005 $'000
Current assets	211,817	194,164
Non-current assets	651,658	863,475
Total reinsurance contracts	863,475	1,057,639

Current liabilities	697,937	930,942
Non-current liabilities	1,243,577	1,941,514
Total insurance contracts	1,941,514	2,872,456

Basis for establishing provision for claims outstanding
Loss reserves for reinsurance business are established based on claims data reported to the Group by ceding companies supplemented with relevant industry benchmark loss development patterns used to project the ultimate incurred loss. Ultimate incurred loss indications are calculated by the Group's actuaries using several standard actuarial methodologies including paid and incurred loss development and the Bornhuetter-Ferguson incurred and paid loss methods.

The Group's actuaries utilise several assumptions in applying each methodology, including loss development factors, expected loss ratios based on pricing analysis, and actual reported claim frequency and severity. These reviews and documentation are completed in accordance with professional actuarial standards appropriate to the jurisdictions where the business is written. The selected assumptions reflect the actuaries' judgement based on historical data and experience combined with information concerning current underwriting, economic, judicial, regulatory and other influences on ultimate claim settlements.

Based on the actuarial indications, the Group selects and records a single point estimate separately for each line of business for each underwriting year. The single point reserve estimate is management's best estimate which the Group considers to be one that has an equal likelihood of developing a redundancy or deficiency as the loss experience matures. On a quarterly basis the Group analyses and records its loss reserve estimates across over 400 detailed lines of business which reflect class of business, geographic location, insurance versus reinsurance, proportional versus non-proportional, and treaty versus facultative exposures. In addition, a limited number of the Group's largest contracts are reviewed individually.

During the loss settlement period, additional facts regarding claims are reported. As this occurs it may be necessary to increase or decrease the unpaid losses and loss expense reserves. The actual final liability may be significantly different to prior estimates. The Group reviews additional reported claim information on a monthly basis. Actual claim experience is compared to that expected from the most recent actuarial reserve review to highlight significant variances. A complete actuarial analysis by detailed line of business including selection of single point estimates is completed semi-annually and is reviewed by the Group's management.

NOTES TO THE FINANCIAL STATEMENTS

25 Insurance and reinsurance contracts (continued)

Underwriting year table

	1999 and prior	2000	2001	2002	2003	2004	2005	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Gross								
Estimate of cumulative claims:								
At end of underwriting year	3,022,313	367,605	386,762	590,359	821,724	1,092,870	630,215	
One year later	4,564,137	452,324	396,996	612,137	816,546	990,260	**610,599**	
Two years later	4,710,816	485,269	417,049	611,228	794,346	**883,970**		
Three years later	4,755,187	507,747	441,839	654,210	**786,147**			
Four years later	4,828,948	539,694	440,855	**660,908**				
Five years later	4,874,927	550,212	**459,255**					
Six years later	4,883,595	**563,532**						
Seven years later	**4,893,658**							
Estimate of cumulative claims as at 31 December 2006	**4,893,658**	**563,532**	**459,255**	**660,908**	**786,147**	**883,970**	**610,599**	**8,858,069**
Cumulative payments at 31 December 2006	(4,582,791)	(459,004)	(360,698)	(483,883)	(501,328)	(507,924)	(279,664)	(7,175,292)
	310,867	104,528	98,557	177,025	284,819	376,046	330,935	1,682,777
Unearned element of reserves at 31 December 2006	-	-	52	233	-	41	(1,707)	(1,381)
Earned non-life reserves before effect of discounting as at 31 December 2006	**310,867**	**104,528**	**98,609**	**177,258**	**284,819**	**376,087**	**329,228**	**1,681,396**
Life and finite reserves as at 31 December 2006								**275,853**
Claims handling provisions as at 31 December 2006								**17,823**
Present value of reserves before discount recognised in the balance sheet as at 31 December 2006								**1,975,072**

NOTES TO THE FINANCIAL STATEMENTS

25 Insurance and reinsurance contracts (continued)

Underwriting year table (continued)

	1999 and prior	2000	2001	2002	2003	2004	2005	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Reinsurance recoverable								
Estimate of cumulative claims:								
At end of underwriting year	557,558	87,617	140,151	176,731	165,184	177,565	144,472	
One year later	1,544,260	163,700	173,153	196,084	184,701	145,792	**132,953**	
Two years later	1,662,449	156,068	177,605	211,944	190,173	**137,365**		
Three years later	1,646,776	149,374	152,152	212,974	**182,641**			
Four years later	1,660,199	136,623	146,574	**199,845**				
Five years later	1,684,626	130,220	**157,163**					
Six years later	1,667,762	**130,984**						
Seven years later	**1,669,539**							
Estimate of cumulative recoveries at 31 December 2006	**1,669,539**	**130,984**	**157,163**	**199,845**	**182,641**	**137,365**	**132,953**	**2,610,490**
Cumulative recoveries received at 31 December 2006	(1,516,740)	(106,986)	(95,291)	(63,578)	(59,334)	(84,394)	(57,576)	(1,983,899)
	152,799	**23,998**	**61,872**	**136,267**	**123,307**	**52,971**	**75,377**	**626,591**
Unearned element of reinsurance recoverable at 31 December 2006	-	9	36	62	(13)	49	(229)	(86)
Earned net non-life reinsurance recoverable before effect of discounting as at 31 December 2006	**152,799**	**24,007**	**61,908**	**136,329**	**123,294**	**53,020**	**75,148**	**626,505**
Life and finite reinsurance recoverable as at 31 December 2006								**246,255**
Present value of reinsurance recoverable before discount recognised in the balance sheet as at 31 December 2006								**872,760**

NOTES TO THE FINANCIAL STATEMENTS

25 Insurance and reinsurance contracts (continued)

Underwriting year table (continued)

	1999 and prior	2000	2001	2002	2003	2004	2005	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Net								
Estimate of cumulative claims:								
At end of underwriting year	2,464,755	279,988	246,611	413,628	656,540	915,305	485,743	
One year later	3,019,877	288,624	223,843	416,053	631,845	844,468	**477,646**	
Two years later	3,048,367	329,201	239,444	399,284	604,173	**746,605**		
Three years later	3,108,411	358,373	289,687	441,236	**603,506**			
Four years later	3,168,749	403,071	294,281	**461,063**				
Five years later	3,190,301	419,992	**302,092**					
Six years later	3,215,833	**432,548**						
Seven years later	**3,224,119**							
Estimate of net cumulative claims at 31 December 2006	**3,224,119**	**432,548**	**302,092**	**461,063**	**603,506**	**746,605**	**477,646**	**6,247,579**
Net cumulative payments at 31 December 2006	(3,066,051)	(352,018)	(265,407)	(420,305)	(441,994)	(423,530)	(222,088)	(5,191,393)
	158,068	**80,530**	**36,685**	**40,758**	**161,512**	**323,075**	**255,558**	**1,056,186**
Unearned element of reserves at 31 December 2006	-	(9)	16	171	13	(8)	(1,478)	(1,295)
Earned net non-life reserves before effect of discounting as at 31 December 2006	**158,068**	**80,521**	**36,701**	**40,929**	**161,525**	**323,067**	**254,080**	**1,054,891**
Net life and finite reserves as at 31 December 2006								**29,598**
Claims handling provisions as at 31 December 2006								**17,823**
Present value of net reserves before discount recognised in the balance sheet as at 31 December 2006								**1,102,312**

(1) In June 2000 the Group added a UK insurance and reinsurance license through the acquisition of The Imperial Fire And Marine Company Limited ('Imperial') (now called Alea London Limited). In acquiring this entity, the Group assumed insurance and reinsurance liabilities relating to 1999 and prior underwriting years written by Imperial. This explains the significant increase in cumulative claims in respect of 1999 and prior underwriting years that occurs in the table above between 31 December 1999 and 31 December 2000. The increase in gross cumulative claims in respect of 1999 and prior as a result of the acquisition was $1,620.2 million and the increase in ceded cumulative claims was $897.7 million.

(2) The underwriting year development table above includes all cumulative claims in respect of underwriting years 1987 to 2005. It also includes 1986 and prior underwriting year claims paid in calendar years 1999 to 2006, and the reserves in respect of 1986 and prior at each balance sheet date from 1999 to 2006.

(3) The insurance and reinsurance claims outstanding carried in the balance sheet of the Group include gross and ceded amounts in respect of Canadian structured settlement life business. The gross and ceded amounts match exactly, to leave no net liability. As these balances relate to life business they are excluded from the underwriting year development table. Consequently, in order to achieve reconciliation to the balance sheet gross and ceded claims outstanding, they are added back in the table above. The amount as at 31 December 2006 was $246.2 million.

26 Borrowings

The borrowings are repayable as follows:	As at 31 December 2006 $'000	As at 31 December 2005 $'000
On demand or within one year	200,000	-
In the second year	-	200,000
In the third to fifth years inclusive	-	-
After five years	120,000	120,000
Total borrowings	320,000	320,000
Less: Capitalised debt raising expenses	(2,733)	(3,369)
Total borrowings net of capitalised expenses	317,267	316,631

Analysis of borrowings:

	As at 31 December 2006 $'000	As at 31 December 2005 $'000
Amounts owed to credit institutions	200,000	200,000
Trust preferred securities	120,000	120,000
Total borrowings	320,000	320,000

All borrowings are recorded at fair value.

Amounts owed to credit institutions

The three-year bank term loan of $200.0 million and the $50.0 million revolver currently carry an interest margin of 120 basis points, which is adjustable based upon the Standard and Poor's debt ratings for Alea. The $50.0 million revolver facility is additionally subject to a commitment fee of 40% of the applicable margin. The term loan was used to repay the pre-existing financing facilities with the balance being used for general corporate expenses.

In February 2005, the $50.0 million revolver was fully drawn and the funds were used to make a voluntary prepayment of $50.0 million under the $200.0 million term loan. This prepayment was accompanied by an amendment which increased the financial flexibility of Alea under this financing.

The loan imposes restrictive covenants including tangible minimum equity, debt-to-capitalisation ratio limitations, limitations on the granting of liens, payment of dividends, other dispositions of assets, increased indebtedness and distribution of assets. Under the terms of the Group's bank credit agreement these borrowings fall due for repayment in September 2007.

Trust preferred securities

In December 2004, the Group issued $100.0 million of trust preferred securities and had in place a commitment for an additional $20.0 million of trust preferred securities issued in January 2005. These securities (issued from three Delaware trusts established by Alea Holdings US Company, of which one trust was established in January 2005) provide for a preferred dividend at a rate of three month LIBOR plus 285 basis points. These securities allow for the postponement of preferred dividends under certain circumstances for up to five years. These securities carry no financial covenants and no cross default covenants, have a fixed maturity of 30 years, and are callable after five years.

NOTES TO THE FINANCIAL STATEMENTS

27 Provisions

	Restructuring Provision $'000
At 31 December 2004	-
Additional provision in the period (see Note 6)	18,253
Exchange difference	(691)
At 31 December 2005	17,562
Utilisation of provision due to onerous contracts	(2,052)
Reversal of provision due to onerous contracts [1]	(2,500)
Utilisation of provision due to severance payments	(8,638)
Exchange difference	869
At 31 December 2006	**5,241**

1 As a result of Alea North America's sublease of its empty offices in Wilton a reversal of the previously recognised provision for onerous contracts has been made. The reversal is part of the restructuring costs presented in the income statement.

For further details regarding the restructuring costs see Note 6.

At 31 December 2006	
Current liabilities	**3,433**
Non-current liabilities	**1,808**
	5,241

At 31 December 2005	
Current liabilities	9,821
Non-current liabilities	7,741
	17,562

NOTES TO THE FINANCIAL STATEMENTS

28 Other liabilities and charges

	Deferred reinsurance commission $'000	Other accruals and deferred income [1] $'000	Total $'000
At 31 December 2004	3,459	27,680	31,139
Change in the period	(97)	5,272	5,175
Exchange difference	-	831	831
At 31 December 2005	3,362	33,783	37,145
Change in the period	(516)	4,782	4,266
Exchange difference	-	(457)	(457)
At 31 December 2006	**2,846**	**38,108**	**40,954**

[1] Includes regulatory levies of $7.9 million for Alea US.

At 31 December 2006	
Current liabilities	**38,545**
Non-current liabilities	**2,409**
	40,954

At 31 December 2005	
Current liabilities	34,299
Non-current liabilities	2,846
	37,145

29 Trade and other payables

	As at 31 December 2006 $'000	As at 31 December 2005 $'000
Insurance balance payable	**7,109**	49,470
Reinsurance balance payable	**177,726**	138,986
Deposits received from reinsurers	**52,847**	68,813
Reserves withheld creditors	**47,004**	52,009
Liabilities from reinsurance operations not transferring significant risk	**67,342**	124,925
Other taxes and social securities	**3,578**	13,445
Total trade and other payables	**355,606**	447,648
Current assets	**54,380**	92,041
Non-current assets	**301,226**	355,607
	355,606	447,648

NOTES TO THE FINANCIAL STATEMENTS

30 Consolidated statement of changes in equity

	Attributable to equity holders of the Company								
	Share capital	Share premium	Capital reserve	Revaluation reserve [1]	Hedging and translation reserves [2]	Retained earnings	Share based payment reserve	Non-distributable reserve [3]	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
As at 1 January 2006	1,737	629,311	75,381	(12,671)	(176)	(204,139)	986	-	490,429
Issuance of shares	1	357					(358)		-
Loss of the period						(835)			(835)
Revaluation on available for sale investments - gross				(11,026)					(11,026)
Revaluation on available for sale investments - tax				-					-
Movement in share based payment reserve							92		92
Translation gains - gross					5,481				5,481
Translation gains - tax					-				-
As at 31 December 2006	1,738	629,668	75,381	(23,697)	5,305	(204,974)	720	-	484,141

NOTES TO THE FINANCIAL STATEMENTS

30 Consolidated statement of changes in equity (continued)

	Attributable to equity holders of the Company								
	Share capital	Share premium	Capital reserve	Revaluation reserve [1]	Hedging and translation reserves [2]	Retained earnings	Share based payment reserve	Non-distributable reserve [3]	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
As at 1 January 2005	1,744	631,439	75,381	12,502	7,629	(17,376)	823	4,368	716,510
Repurchase of shares	(7)	(2,128)							(2,135)
Loss of the period						(178,928)			(178,928)
Revaluation on available for sale investments - gross				(26,593)					(26,593)
Revaluation on available for sale investments - tax				1,420					1,420
Movement in share based payment reserve							163		163
Transfer from non-distributable reserve - gross						6,240		(6,240)	-
Transfer to non-distributable reserve - tax						(1,872)		1,872	-
Translation losses - gross					(4,934)				(4,934)
Translation losses - tax					(2,871)				(2,871)
Dividend paid						(12,203)			(12,203)
As at 31 December 2005	1,737	629,311	75,381	(12,671)	(176)	(204,139)	986	-	490,429

1 The revaluation reserve is a component of shareholders' equity that is used to record the difference between the market value of available for sale investments carried on the balance sheet and the amortised cost of those assets. Unrealised gains and losses arising when the market value is compared with the amortised cost of the assets are taken to this reserve.

2 Movements in the unrealised gains and losses arising from the translation of the Group's assets and liabilities denominated in functional currencies of the Group are shown in the hedging and translation reserve.

3 The non-distributable reserve represents a statutory reserve established by Alea London Limited in accordance with UK Company Law for the purposes of mitigating exceptionally high loss ratios in future years as required by Schedule 9A of the Companies Act.

NOTES TO THE FINANCIAL STATEMENTS

31 Share capital

	As at 31 December 2006		As at 31 December 2005	
	Number '000s	$'000	Number '000s	$'000
Authorised:				
Common shares of $0.01	1,000,000	10,000	1,000,000	10,000
Total authorised	1,000,000	10,000	1,000,000	10,000
Allotted, called up and fully paid:				
Common shares of $0.01	173,788	1,738	173,726	1,737
Total allotted, called up share capital and fully paid	173,788	1,738	173,726	1,737

32 Share capital movement

	Number '000s	$'000
At 31 December 2005	173,726	1,737
Cancellation of shares	(16)	-
Issuance of Shares (Restricted Share Units - RSU)	77	1
At 31 December 2006	173,787	1,738

NOTES TO THE FINANCIAL STATEMENTS

33 Stock options and restricted shares

Bermuda Plan
Alea Group Holdings AG (a former Group company which was merged with Alea Europe Ltd in 2005) had in place a stock purchase and option plan for key employees and advisors known as the 1998 Amended and Restated Stock Option Plan for Key Employees and Subsidiaries (the "Swiss Plan"). The Company adopted a 2002 Stock Purchase and Option Plan for Key Employees of the Company and its Subsidiaries, as amended (the "Bermuda Plan"), in connection with the re-domiciling of the ultimate parent company of the Group to Bermuda and all awards under the Swiss Plan are now governed by the terms of the Bermuda Plan. The terms of the Bermuda Plan are substantially similar to the terms of the Swiss Plan. All Alea Group Holdings AG non-voting participation shares and options were exchanged for common shares and options in connection with an equity exchange offer that was completed on 3 April 2002. In total, 15,000,000 common shares are authorised for use under the Bermuda Plan.

The exercise price of the options will be the fair market value of the common shares on the grant date. Generally, the options vest rateably over a five-year period except in the case of performance options where vesting is affected by attainment of certain pre-approved financial targets. The exercisability of the options accelerates upon a change of control of the Group. Options expire and are no longer exercisable on the tenth anniversary or in certain circumstances at the end of the three month period following such tenth anniversary of the grant date. The expiration of the options can accelerate due to termination of employment. Certain options granted contain shortened expiration and vesting periods.

The terms of the Company's common shares and the exercise price of the options to acquire company common shares on the purchase/grant date were determined by the Remuneration Committee in accordance with the terms of the Bermuda Plan. The Bermuda Plan was terminated as to future grants with effect from 19 November 2003.

Executive Plan
The Company's shareholders have adopted the Alea Executive Option and Stock Plan and the Alea Sharesave Plan ("Executive Plan"). The Executive Plan provides for the grant of time and performance options, restricted stock units and share savings for employees. The exercise price of options granted shall not be less than the middle market quotation for the Company's shares on the dealing day preceding the date of grant. The number of common shares granted in any period under all of the Company's employee share schemes (excluding shares issuable on exercise of options granted prior to 19 November 2003) may not exceed 10% of the Company's issued ordinary share capital. Generally, the vesting period of an option granted under the Executive Plan is subject to the discretion of the Board (or a committee thereof) provided that vesting for certain tax qualified options may not be earlier than 3 years or more than 10 years after the date of grant and unless any relevant performance conditions have been satisfied.

Other
The company has issued to Fisher Capital Corp. LLC certain options to acquire common shares, which are fully vested and are exercisable within 15 years of the date of grant. In connection with a consulting agreement, the company has issued restricted shares which are fully vested to Richard Delaney, a former director. These shares and options were not granted pursuant to either Plan.

Transactions involving common share options are disclosed in Note 34.

NOTES TO THE FINANCIAL STATEMENTS

34 Share-based payments

Equity-settled share option plan

The Group plans provide for a grant price equal to the average quoted market price of the Group shares on the date of grant. The vesting period is generally 5 years. If the options remain unexercised after a period of 10 years from the date of grant, the options expire. Options are typically contractually forfeited if the employee leaves the Group subject to certain exercise periods that apply to vested options and to certain options granted in 2005 pursuant to the Executive Plan.

	Year ended 31 December 2006		Year ended 31 December 2005	
	Number of options	Weighted average exercise price in $	Number of options	Weighted average exercise price in $
Options outstanding at beginning of year	**9,383,428**	**3.65**	11,912,640	3.76
Options granted during the year	-	-	1,593,520	3.21
Options forfeited during the year	**(4,694,752)**	**3.95**	(4,122,732)	3.54
Options exercised during the year	-	-	-	-
Options which expired during the year	-	-	-	-
Options outstanding at end of year	**4,688,676**	**3.68**	9,383,428	3.65
Options exercisable at end of year	**3,153,866**	**3.59**	5,827,708	3.52

No options were exercised during the year. The options outstanding at 31 December 2006 had a weighted average exercise price of $3.68 (2005: $3.65), and the weighted average remaining contractual lives of those options are as follows.

	Year ended 31 December 2006				Year ended 31 December 2005			
	Range of exercise prices		Weighted Average Remaining Contractual Life	Number of share options outstanding	Range of exercise prices		Weighted Average Remaining Contractual Life	Number of share options outstandin g
Options outstanding at end of year divided into meaningful ranges								
Share options issued in respect of Alea Group Holdings AG after repricing	**$3.22**	**-$3.22**	**2.04**	**142,660**	$3.22	-$3.22	3.11	298,000
Alea Group Holdings (Bermuda) Limited options granted pre - IPO	**$3.22**	**-$4.30**	**4.27**	**2,840,480**	$3.22	-$4.30	5.51	6,119,628
Alea Group Holdings (Bermuda) Limited options granted post - IPO	**$3.21**	**-$4.31**	**7.95**	**1,705,536**	$3.21	-$4.31	8.66	2,965,800
All options	**$3.21**	**-$4.31**	**5.54**	**4,688,676**	$3.21	-$4.31	6.43	9,383,428

NOTES TO THE FINANCIAL STATEMENTS

34 Share-based payments (continued)

	Year ended 31 December 2006 [1]	Year ended 31 December 2005
Weighted average fair value of options granted during the year as determined at measurement date	not applicable	0.97

In order to incorporate the effects of expected early exercise, a binomial model was used to value the share options granted during the year. The inputs into that model in respect of options granted during the year are as follows:

Weighted average share price	not applicable	3.55
Weighted average exercise price	not applicable	3.48
Weighted average expected volatility	not applicable	23%
Weighted average option life	not applicable	10 years
Weighted average expected dividends	not applicable	2.54%
Weighted average risk-free interest rate	not applicable	4.80%

[1] There were no options granted in 2006.

For share options granted post - IPO, the expected volatility was determined by calculating the historical volatility of the Group's share price since the IPO. For all earlier grants of share options, a volatility rate of 3% was selected for use in fair valuing the options.

The Group recognised the following total expenses and repurchases in respect of equity-settled share based payment transactions:

	Year ended 31 December 2006 '000	Year ended 31 December 2005 '000
Total expense recognised for the year arising from share-based payment transactions that were recognised immediately as an expense - (all are equity settled)	(86)	314
RSU expense charged in year	178	139
Cash repurchases of vested options held by leavers	-	(290)
	92	163

NOTES TO THE FINANCIAL STATEMENTS

35 Cash (used in)/generated from operations

	Year ended 31 December 2006 $'000	Year ended 31 December 2005 $'000
Loss for the year	**(835)**	(178,928)
Adjustments for:		
- tax (credit)/expense	**(6,502)**	26,827
- depreciation	**4,142**	5,897
- impairment loss recognised in respect of property, plant and equipment (Note 18)	**-**	1,645
- impairment loss recognised in respect of licenses (Note 19)	**-**	1,299
Net cash flows for the period transferred to investing activities	**(85,429)**	(92,123)
Loss on sale of property, plant and equipment	**305**	64
Net realised gains on sale of disposal Group	**(4,336)**	-
Debt interest expense	**22,990**	16,344
Loss/(profit) on foreign exchange	**1,500**	(2,606)
Change in operating assets and liabilities (excluding the effect of acquisitions and exchange differences on consolidation)		
Net (decrease)/increase in insurance liabilities	**(979,468)**	100,806
Net decrease/(increase) in reinsurance assets	**212,680**	(57,440)
Net decrease in loans and receivables	**364,831**	266,719
Net (decrease)/increase in other operating liabilities	**(116,968)**	25,786
Net movement in share based payment reserve	**91**	163
Cash (used in)/generated from operations	**(586,999)**	114,453

36 Contingent liabilities

Structured settlements
The Group, through the Canadian branch of Alea Europe Ltd, has assumed ownership of certain structured settlements and has purchased annuities from life assurers to provide fixed and recurring payments to those underlying claimants. As a result of these arrangements, the Group is exposed to a credit risk to the extent that any of these insurers are unable to meet their obligations under the structured settlements. This risk is viewed by the Directors as being remote as the annuities are fully funded and the Group has only purchased annuities from Canadian insurers with a financial stability of AA or higher (Standard & Poor's). The Canadian branch is in run-off and the branch discontinued accepting assignments of annuities in August 2001.

In the event of all the relevant life insurers being unable to meet their obligations under the structured settlements, at 31 December 2006, the total exposure, net of amounts that may be recoverable from the Compensation Corporation of Canada (a Canadian industry-backed compensation scheme), is estimated to be 43 million Canadian Dollars ($37 million) and the maximum in relation to any one insurer 20 million Canadian Dollars ($17 million).

Subpoenas and requests for information/regulatory matters
The US domiciled insurance members of the Group received certain subpoenas and information requests with respect to the ongoing investigations by various regulators and governmental authorities relating to industry-wide investigations into US producer compensation practices and arrangements. In November 2004, Alea North America Insurance Company ("ANAIC") received a subpoena from the Attorney General of New York and, together with Alea North America Speciality Insurance Company ("ANASIC"), received inquiries from the insurance departments of Delaware and North Carolina. No allegations of wrongdoing have been made against ANAIC, ANASIC nor any of their employees, nor does the Group have reason to believe that any of them are specific targets of any investigation.

The Group has cooperated fully with these inquiries. After concluding their internal investigations in connection with these matters, these member companies have reported to these regulatory authorities that they have identified no transactions or information causing concern, nor are they aware of any improper conduct.

Certain members of the Group have received subpoenas and information requests with respect to finite reinsurance from the US Securities and Exchange Commission, the FSA, the Australian Prudential Regulatory Authority and the Florida and Delaware state insurance authorities.

The Group has cooperated or is cooperating fully with each authority from which it has received an inquiry and is aware of no improper conduct.

These industry-wide investigations, including certain of the investigations to which the Group is a party, are ongoing and it is not possible to predict the impact that these investigations, or any enquiries specific to the Group, may have on the Group's current or future business and financial results. Moreover, there can be no assurance that further investigations will not be initiated or reopened in the future.

In connection with a periodic market conduct examination, the California Department of Insurance has disputed certain fees collected from policyholders by two agents of one of the Group's subsidiaries. The Group disagrees with the Department's position, but is cooperating to audit these fee arrangements. The agreements with the agents involved have been terminated. It is not possible to predict the impact of this dispute on the Group's financial results.

NOTES TO THE FINANCIAL STATEMENTS

36 Contingent liabilities (continued)

Company contingent liabilities

In 2002 the Company entered into a top down guarantee with each of the Group's rated insurance operating entities. These guarantees were in addition to the pre-existing guarantees already in place between certain subsidiaries of the Group. Subject to applicable corporate and regulatory requirements, the top down guarantees required that the Company make funds available to the insurance operating entities to allow the entities to fulfil their insurance or reinsurance obligations to the client/customer incurred while the guarantee remained in effect. The Group terminated all top down and other intra-Group guarantees effective 30 November 2006.

37 Exposure to specific credit risk

Exposure to Lumbermens

In connection with the Group's acquisition of the Equus Re reinsurance division of Lumbermens on 3 December 1999, Alea (Bermuda) Ltd and Lumbermens entered into a 100% quota share reinsurance of the Lumbermens business written by Equus Re through 3 December 1999 (namely, business written by Equus Re prior to the Group's acquisition of the Equus Re operations). Lumbermens, in turn, provides stop loss reinsurance to Alea (Bermuda) Ltd for losses in excess of a 75% paid loss ratio on the same business incepting prior to 1 October 1999 (the 'Protected Business'). In addition to the Protected Business, the parties agreed that the Group would write new and renewal business on behalf of Lumbermens (as the reinsurer) up to 31 December 2001, which business is ceded by a 100% quota share reinsurance to Alea (Bermuda) Ltd (the 'Fronted Business'). Concurrent with these arrangements, Lumbermens retained Alea North America Company ("ANAC") as its agent to adjust and pay claims and collect premiums for both the Protected Business and the Fronted Business.

The respective obligations of Alea (Bermuda) Ltd and Lumbermens noted above are subject to contractual mutual offset provisions under the reinsurance agreements and as permitted under Illinois law. Further, in respect of the Protected Business, Lumbermens is contractually required to fund losses on its own behalf once the 75% paid loss ratio is met. The Group's balance sheet therefore, records (i) no net balance due from Lumbermens under the Protected Business, as the 75% paid loss ratio was met in late December 2003 (specifically, $64.35 million due to and from Lumbermens), and (ii) as at 31 December 2006, an aggregate balance due to Lumbermens under the Fronted Business and in respect of business written by Equus Re between 1 October 1999 and 3 December 1999 of $50.4 million, after taking credit for amounts treated as paid for accounting purposes.

As is required for credit for reinsurance purposes when cessions are made to non-US licensed reinsurers, Alea (Bermuda) Ltd must collateralise its obligations to Lumbermens. Pursuant to contract, the amount of posted collateral is required to equal 120% of the estimated loss reserves, which based on the above year-end balance due from Alea (Bermuda) Ltd would be approximately $60.4 million.

Alea (Bermuda) Ltd and Lumbermens continue to disagree over the level of reserves requiring collateralisation. However, following commutations completed in 2006 with Lumbermens with respect to certain ceding companies and a further release of collateral at the request by Alea (Bermuda) Ltd, on 17 January 2007, the posted collateral was reduced to $125.2 million (31 December 2005 $140.3 million). Either party may require an independent actuarial estimate of applicable reserves to resolve their differences with regard to the required collateral calculation. Neither party has required another independent reserve estimate since the last independent reserve estimate dated as of 30 September 2004.

37 Exposure to specific credit risk (continued)

Lumbermens risk based capital level allows the Illinois Department of Insurance to assume control of Lumbermens at its discretion. The mutual obligations of Alea (Bermuda) Ltd and Lumbermens described above are subject to contractual mutual offset provisions under the agreements and as permitted under Illinois law. Accordingly, having taken legal advice, the Group believes that the Group should not be exposed to material credit risk resulting from these arrangements with Lumbermens. However, no assurance can be given that a court would uphold these mutual offset provisions and contractual rights.

38 Related party transactions

Kohlberg Kravis Roberts & Co., L.P./Fisher Capital Corp. L.L.C.
Certain parties related to Kohlberg Kravis Roberts & Co., L.P. own in excess of 40% of the Company's issued shares. The Company has certain relationship, management rights, shareholder and advisory fee agreements, as amended with Kohlberg Kravis Roberts & Co., L.P., KKR 1996 Fund (Overseas), Limited Partnership, KKR Partners (International), Limited Partnership and Fisher Capital Corp. L.L.C. These agreements are further described in the Company's Listing Particulars dated 14 November 2003. The Group pays annual advisory fees of $750,000 to Kohlberg Kravis Roberts & Co., L.P., an affiliate of KKR 1996 Fund (Overseas), Limited Partnership, a shareholder and KKR Partners (International), Limited Partnership, also a shareholder and $350,000 to Fisher Capital Corp. L.L.C., also a shareholder. As at 31 December 2006, Kohlberg Kravis Roberts & Co., L.P. and Fisher Capital Corp. LLC have received $750,000 and $350,000, respectively. As at 31 December 2006 the balance due under these arrangements was $Nil (31 December 2005: $Nil). Certain of the Company's Directors are interested in these entities as described in the Directors' Report.

Loans to officers
Loans to officers were offered in connection with their purchase of Company shares and are interest bearing and except as described below, are full recourse and made on consistent terms as those to other employees. Mr. M Ricciardelli received a loan of $375,000 in connection with his purchase of pledged shares at a cost of $750,000 in March 2004 bearing interest at 1 year LIBOR set on the funding date and reset annually on each anniversary thereof. Mr. M Ricciardelli repaid his loan plus accrued interest in 2006 from the proceeds from the sales of his pledged shares and restricted stock units.

As at 31 December 2006 the Group had loans to key management personnel, in aggregate principal amounts of $140,000 (31 December 2005: $551,988). The number of key management personnel that had outstanding loans at 31 December 2006 was 2 (31 December 2005: 7). Key management personnel are as described below.

Appleby Hunter Bailhache
Timothy C Faries, a Director of the Company, is a partner and the Insurance Team Practice Leader at Appleby Hunter Bailhache, Barristers & Attorneys, in Bermuda. In 2006 the Company paid $49,338 (2005: $302,227) in respect of fees for legal and corporate administrative services provided by Appleby Hunter Bailhache.

As at 31 December 2006 the amount outstanding was $373 (31 December 2005: $10,517)

NOTES TO THE FINANCIAL STATEMENTS

38 Related party transactions (continued)

Bristol West Insurance Group
During 2004 and 2003, Alea London Limited underwrote a 40% share of an inwards reinsurance contract with Bristol West Insurance Group ("Bristol West"), a public company traded on the New York Stock Exchange. This contract was fully commuted and released effective 1 January 2005 and all cash balances of US$78.7 million due to Bristol West were settled in full in January 2005. The remaining unearned premium of US$56.5 million has been reversed such that the 2005 financial statements show a reduction in gross premiums written of US$56.5 million representing the unearned premium balances previously carried forward. There is no profit or loss impact in 2005 with regards to this contract. The contract was not renewed in 2005 nor 2006.

Affiliates of a Kohlberg Kravis Roberts & Co., L.P. related fund other than the KKR 1996 Fund (Overseas), Limited Partnership, which controls Alea Group Holdings (Bermuda) Ltd, the ultimate parent company, held an interest in 42.18% of the outstanding shares of Bristol West at 31 December 2006.

Mr. J Fisher, who is a director of Alea Group Holdings (Bermuda) Ltd, is the Chairman of the Board and Chief Executive Officer of Bristol West and as of 31 December 2006 may be deemed to have beneficial interests in some or all of 1,053,485 shares or options to acquire shares of Bristol West representing approximately 3.0% of outstanding shares and may also be deemed to have an interest in some or all of the shares in Bristol West owned by a KKR affiliate representing 2% of the outstanding shares.

Messes. T Fisher, P Golkin and S Nuttall, who are directors of Alea Group Holdings (Bermuda) Ltd, are also directors of Bristol West and may be deemed to have beneficial interests in some or all of the shares in Bristol West controlled by affiliates of Kohlberg Kravis Roberts & Co. and representing 42.18% of the outstanding shares at 31 December 2006.

The contract was priced and terms and conditions established on an arm's length basis. The co-participating reinsurers on the contract are companies unrelated to either Alea Group Holdings (Bermuda) Ltd, Bristol West, Kohlberg Kravis Roberts & Co., L.P. and its related parties or Mr. J. Fisher or his related parties.

The contract had the following impact on the profit and loss account and balance sheet of the Company:

Income statement	**Year ended 31 December 2006 $'000**	**Year ended 31 December 2005 $'000**
Net premiums written	-	(56,473)

Balance Sheet	**As at 31 December 2006 $'000**	**As at 31 December 2005 $'000**
Cash paid	-	(78,677)
Reinsurance debtors	-	(66,302)
Deferred acquisition costs	-	(9,600)
Total Assets	-	(154,579)
Insurance contracts	-	(98,106)
Unearned premium reserves	-	(56,473)
Retained earnings	-	-
Total Liabilities	-	(154,579)

38 Related party transactions (continued)

Key management personnel
The Group considers its key management personnel to include its Directors and those members of management reporting directly to its Executive Directors that have executive management responsibility for Group-wide operations.

Remuneration of key management personnel
The remuneration of the Directors and those members of management reporting directly to its Executive Directors that have executive management responsibility for Group-wide operations, who are the key management personnel of the Group, is set out below in aggregate for each of the categories specified in IAS 24 Related Party Disclosures. For year ended 31 December 2006 this included 13 individuals (2005: 15).

	Year ended 31 December 2006	**Year ended 31 December 2005**
Short-term employee benefits	**$3,190,672**	$3,507,538
Post-employment benefits	**$41,571**	$138,630
Other long-term benefits	**$114,783**	$154,986
Termination benefits	**$2,244,314**	$3,025,159
Share-based payment	**$171,830**	$262,417
Total	**$5,763,170**	$7,088,730

Key management personnel employment and retention contracts
Members of the Group have entered into employment and retention contracts with Executive Directors and/or certain members of key management, in each case taking into account the practices in the jurisdiction where the Group operates. Terms of these agreements as they apply to the Company's Directors at year-end 2006 are set out in the Director's Remuneration Report. Termination benefits in the table above include amounts paid in 2005 and 2006 to departing Executive Directors and certain members of key management in settlement of such contracts.

Share and loan transactions with members of key management

Stewart Laderman

On 6 April 2005, the Company repurchased Mr. Laderman's 183,880 common shares for GBP 340,178 and 498,688 vested options granted on 19 May 2000 for GBP 69,816 in each case in accordance with the terms of his stockholder's agreement by reference to the price per common share on 31 March 2005.

Kirk H Lusk

Mr. Lusk was granted a $49,998 loan in connection with the common share purchase program, bearing interest at 4.1625% and repayable in instalments of 20% each 31 August, commencing in 2005. The Board approved a deferral of principal repayment on Mr. Lusk's loan in 2005. In October 2006, Mr. Lusk paid the 2006 principal instalment of $10,000 on this loan plus accrued interest of $2,118 through the instalment payment date.

NOTES TO THE FINANCIAL STATEMENTS

38 Related party transactions (continued)

Share and loan transactions with members of key management (continued)

Thomas Weidman

Mr. Weidman was granted a $99,999 loan in connection with the share purchase program, bearing interest at 3.7665% and repayable in instalments of 20% each 31 August commencing in 2006. The Board approved a deferral of principal and interest on Mr. Weidman's loan in 2006. In accordance with the terms of his RSU award, Mr. Weidman was issued 6,543 shares on 21 September 2006.

Amanda Atkins

On 6 April 2005 the Company purchased 35,060 Common Shares held by Ms Atkins for GBP 64,861 in accordance with the terms of her Stockholders' Agreement at the closing price of a Common Share on the London Stock Exchange on 31 March 2005. For details regarding the compromise agreement with Ms Atkins see the Directors' Remuneration Report section in the Alea Group Annual Report 2005.

Mark L Ricciardelli

In connection with Mr. M Ricciardelli's separation arrangements, on 29 June 2006, the Company agreed that it would vest all restricted stock units not already vested and deliver the underlying shares (totalling 70,918 shares) to Mr. M Ricciardelli for sale. A portion of the proceeds of the sale of such shares, together with the simultaneous sale of shares purchased in 2004 by Mr. M Ricciardelli (164,821 shares) were used to satisfy the balance of Mr. Ricciardelli's loan of $300,000 plus accrued interest of $13,360 through 31 August 2006, his last day of employment. Mr. Ricciardelli's options are subject to cancellation in accordance with the terms of his option agreement.

39 Retirement benefit scheme

Defined contribution schemes

The employees of the Group are covered by defined contribution schemes the costs of which are charged to the income statement when incurred. The total cost of retirement benefits for the Group in the year ended 31 December 2006 was $2.6 million (31 December 2005: $4.0 million).

40 Group companies

The consolidated financial information presents the financial record of the Group for the years ended 31 December 2006 and 31 December 2005. A list of all investments in Group subsidiaries, including the name and country of incorporation is given in Note 46. All companies listed in Note 46 are wholly owned subsidiaries of the Group and are fully consolidated into the Group accounts.

NOTES TO THE FINANCIAL STATEMENTS

41 Operating leases

At the following balance sheet dates, the Group was committed to paying total future minimum lease payments under non-cancellable operating leases in each of the following periods:

	Year ended 31 December 2006 $'000			Year ended 31 December 2005 $'000		
	Land and buildings $'000	Other $'000	Total $'000	Land and buildings $'000	Other $'000	Total $'000
- within one year	**4,048**	**111**	**4,159**	4,074	33	4,107
- between two and five years	**5,561**	**29**	**5,590**	8,346	31	8,377
- over five years	**189**	**-**	**189**	1,020	-	1,020
	9,798	**140**	**9,938**	13,440	64	13,504

The total of future minimum sublease payments expected to be received under non-cancellable subleases at 31 December 2006 was $4.7 million (31 December 2005: $Nil).

The gross amount incurred under operating leases during the period ended 31 December 2006 was $4.9 million (31 December 2005: $5.1 million) before deducting income receivable from subleases of $1.0 million (31 December 2005: $Nil).

NOTES TO THE FINANCIAL STATEMENTS

42 Company balance sheet

Assets	Notes	As at 31 December 2006 $'000	As at 31 December 2005 $'000
Non-current assets			
Company investments in Group subsidiaries	44	535,411	648,885
Property, plant and equipment		-	6
		535,411	648,891
Current assets			
Amounts due from Group subsidiaries		19,370	45,434
Cash and cash equivalents		3,115	224
Dept securities available for sale		127,435	-
Other prepayments and accrued income		308	188
		150,228	45,846
Total Assets		685,639	694,737
Current liabilities			
Amounts due to Group subsidiaries		-	213
Accruals and deferred income		1,924	5,089
		1,924	5,302
Total assets less current liabilities		683,715	689,435
Non-current liabilities			
Amounts owed to credit institutions		199,574	199,006
		199,574	199,006
Net Assets		484,141	490,429
Equity			
Share capital	45	1,738	1,737
Other reserves	45	422,484	414,268
Retained earnings	45	59,919	74,424
Equity attributable to equity holders of the parent		484,141	490,429

NOTES TO THE FINANCIAL STATEMENTS

43 Company cash flow statement

	Year ended 31 December 2006 $'000	Year ended 31 December 2005 $'000
Net cash generated from/(used in) operating activities	21,407	(451)
Cash flows from investing activities		
Investments in Group subsidiaries	-	37,089
Repatriation of additional paid in capital in Group subsidiaries	61,554	-
Cash payments to acquire equity and debt securities	(127,493)	-
Cash receipts from interest income and dividends	60,101	20,066
Net cash (used in)/generated from in investing activities	(5,838)	57,155
Cash flows from financing activities		
Repurchase of ordinary shares	-	(2,135)
Issuance of demand note to Group subsidiaries	-	(34,199)
Dividends paid to Company's shareholders	-	(12,203)
Capital raising fees	-	568
Interest paid on borrowings	(12,678)	(8,798)
Net cash used in financing activities	(12,678)	(56,767)
Net increase/(decrease) in cash and cash equivalents	2,891	(63)
Cash and cash equivalents at beginning of year	224	287
Cash and cash equivalents at end of year	3,115	224

NOTES TO THE FINANCIAL STATEMENTS

44 Company investments in Group subsidiaries

	Year ended 31 December 2006 $'000	Year ended 31 December 2005 $'000
As at 1 January	**648,885**	914,016
Disposals during the year	**-**	(37,089)
Dividend received from subsidiary	**(60,000)**	(20,000)
Repatriation of Capital	**(61,554)**	-
Revaluation during the year	**8,080**	(208,042)
As at 31 December	**535,411**	648,885

On 28 November 2006, Alea Holdings US repatriated additional paid-in capital of $61.6 million to its parent company Alea Group Holdings (Bermuda) Ltd.

On 8 November 2006, Alea Bermuda Ltd paid a dividend of $60.0 million to its parent company Alea Group Holdings (Bermuda) Ltd.

On 27 June 2005, Alea Group Holdings AG was merged with Alea Europe Ltd. The surviving Company was Alea Europe Ltd. As a result of this merger Alea Group Holdings (Bermuda) Ltd now holds a direct investment in Alea Europe Ltd and a reduction of share capital was effected by which $37.1 million was returned to the parent company.

NOTES TO THE FINANCIAL STATEMENTS

45 Statement of changes in equity of the Company

	Attributable to equity holders of the Company						
	Share capital $'000	Share Premium $'000	Capital Reserve $'000	Revaluation reserve $'000	Retained earnings $'000	Share based payment reserve $'000	Total $'000
As at 1 January 2006	**1,737**	**629,311**	**16,098**	**(231,391)**	**74,424**	**250**	**490,429**
Repurchase and sales of shares	**1**	**357**				**(357)**	**1**
Profit of the period					**(14,505)**		**(14,505)**
Revaluation on investments				**8,020**			**8,020**
Movement in share based payment reserve						**196**	**196**
Dividend paid							**-**
As at 31 December 2006	**1,738**	**629,668**	**16,098**	**(223,371)**	**59,919**	**89**	**484,141**

	Attributable to equity holders of the Company						
	Share capital $'000	Share Premium $'000	Capital Reserve $'000	Revaluation reserve $'000	Retained earnings $'000	Share based payment reserve $'000	Total $'000
As at 1 January 2005	1,744	631,439	16,098	(23,349)	90,467	111	716,510
Repurchase and sales of shares	(7)	(2,128)					(2,135)
Profit of the period					(3,840)		(3,840)
Revaluation on investments				(208,042)			(208,042)
Movement in share based payment reserve						139	139
Dividend paid					(12,203)		(12,203)
As at 31 December 2005	1,737	629,311	16,098	(231,391)	74,424	250	490,429

NOTES TO THE FINANCIAL STATEMENTS

46 Group subsidiaries

The ultimate parent company of the Group is Alea Group Holdings (Bermuda) Ltd.

Details of the Company's subsidiaries at 31 December 2006 are as follows:

Name of subsidiary	Place of incorporation (or registration) and operation	Proportion of ownership interest	Proportion of voting power held	Method used to account for investment [1]
Alea Europe Ltd	Switzerland	100	100	Equity method
Alea (Bermuda) Ltd	Bermuda	100	100	Equity method
Alea Holdings US Company	USA	100	100	Equity method
Alea North America Insurance Company	USA	100	100	Equity method
Alea North America Company	USA	100	100	Equity method
Alea Holdings UK Limited	England and Wales	100	100	Equity method
Alea London Limited	England and Wales	100	100	Equity method
Alea Services UK Limited	England and Wales	100	100	Equity method
Alea Services AG [2]	Switzerland	100	100	Equity method
AHUSCO Statutory Trust I	USA	100	100	Equity method
AHUSCO Statutory Trust II	USA	100	100	Equity method
AHUSCO Statutory Trust III	USA	100	100	Equity method

1 All companies are fully consolidated in Group accounts as mentioned in Note 40.
2 IRM International Reinsurance Management AG changed its name to Alea Services AG on 14 December 2006.

In 2006 the following five entities were liquidated: Alea Jersey Limited, Alea Global Risk Limited, Alea Holdings Guernsey Limited, Alea Financial UK Limited and Alea Technology Limited. Alea North America Specialty Insurance Company was sold on 29 September 2006 as disclosed in Note 10.

Forward looking statements

Certain statements made in this report that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing the words 'believes,' 'anticipates,' 'plans,' 'projects,' 'intends,' 'expects,' 'estimates,' 'predicts,' 'targets' and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. These forward-looking statements speak only as at the date of this report or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking (other than reporting obligations imposed on us in relation to our listing on the London Stock Exchange) to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. References in this paragraph to the Group are to Alea Group Holdings (Bermuda) Ltd and its subsidiaries from time to time.

Registrar

Appleby Corporate Services (Bermuda) Ltd., Canon's Court,
22 Victoria Street, Hamilton HM12, Bermuda. T +1 441 295 1443

United Kingdom transfer agent, paying agent and depositary interests registrar

Shareholders based in the United Kingdom who hold share certificates and holders of depositary interests on the CREST system should contact:

Capita IRG Plc, The Registry, 34 Beckenham Road, Beckenham,
Kent BR3 4TU, United Kingdom.
T 0870 162 3100 (within the UK) or +44 20 8639 2157 (outside the UK).

Alea has appointed Capita IRG Plc as a transfer agent in the United Kingdom with the authority to remit transfers to the registrar or the branch registrar in respect of shareholders holding share certificates in the United Kingdom and to act as paying agent for all depositary interest holders and shareholders.

United States transfer agent and branch registrar

Shareholders holding share certificates (other than shareholders based in the United Kingdom) or shares via book entry through our United States Transfer Agent and Branch Registrar should contact:

Mellon Investor Services LLC, 480 Washington Boulevard,
Jersey City, New Jersey 07310, United States.
T 1 800 522 6645 (within the US) or +1 201 329 8660 (outside the US).

Alea has appointed Mellon Investor Services LLC as a branch registrar to manage the shareholder register, ensuring that all information held about Alea's shareholders is kept up to date.

Changes to personal details

As a shareholder or a holder of a depositary interest in CREST, you may be sent information about Alea. If you are a shareholder based in the United Kingdom who holds share certificates or the holder of depositary interests on the CREST system, it is important to ensure that Capita IRG Plc is kept up to date about any changes to your personal details, such as your name and home address. If you otherwise hold share certificates or shares via book entry through our United States transfer agent and branch registrar, it is important to ensure that Mellon Investor Services LLC is kept up to date about any changes to your personal details, such as your name and home address. Further details are given in the frequently asked questions section.

Internet

The annual report and accounts, interim statements and other useful information on the Company are available through the internet at www.aleagroup.com.

Annual General Meeting

We welcome the views of shareholders and hope that you will be able to attend the Company's Annual General Meeting, which will be held at:

The Fairmont Hamilton Princess Hotel, 76 Pitts Bay Road,
Pembroke HM 08, Bermuda.

at 10:00 am Bermuda time on 26 June 2007. The Notice of the Meeting and the Proxy Form accompany this document. If you are unable to attend the Annual General Meeting to ask a question in person, you may write to us at:

Crown House, 3rd Floor, PO Box HM 2983, 4 Par-la-Ville Road,
Hamilton HM 08, Bermuda

or contact us through our Group website at www.aleagroup.com.

Shareholder information

For further information about Alea, please contact Kirk H Lusk, Group Chief Financial Officer, or Mark Cloutier, Group Chief Executive Officer c/o Alea Group Holdings (Bermuda) Ltd., Crown House, 3rd Floor, PO Box HM 2983, 4 Par-la-Ville Road, Hamilton HM 08, Bermuda. T +1 441 296 9150. E mail: mark.cloutier@aleagroup.com or kirk.lusk@aleagroup.com..

The Group's share price is shown on the Company's website and on www.londonstockexchange.com.

Registered office

Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda.
T +1 441 295 2244

Registered number in Bermuda

31408

Worldwide Group office

Crown House, 3rd Floor, PO Box HM 2983, 4 Par-la-Ville Road,
Hamilton HM 08, Bermuda. T +1 441 296 9150

Q: I have recently moved. Who should I tell?
A: If you hold depositary interests on the CREST system or are a shareholder based in the United Kingdom who holds share certificates, you should notify Capita IRG Plc in writing at the address indicated above, remembering to clearly state your old address. If you otherwise hold share certificates or shares via book entry through our United States transfer agent and branch registrar, you should notify Mellon Investor Services LLC in writing at the address indicated above, remembering to clearly state your old address. If you hold shares in joint names, the shares will be registered in the name of the person who appears first on your share certificate and the letter must be signed by them.

Q: What do I do if I change my name?
A: To ensure the depositary interests or shares are registered in your new name, you will need to notify Capita IRG Plc in writing if you hold depositary interests on the CREST system or are a shareholder based in the United Kingdom who holds share certificates. You will need to notify Mellon Investor Services LLC if you otherwise hold share certificates or shares via book entry through our United States transfer agent and branch registrar. You will also need to enclose evidence of the change, for example, a marriage certificate or change of name deed (please do not send the original), or a certified name change document if you are a company or other entity, together with your share certificates, if applicable, and any uncashed dividend cheques. New documents can then be issued in the correct name.

Q: My share certificate has been lost/stolen. What should I do to obtain a replacement?
A: You should immediately inform Capita IRG Plc if you are a shareholder based in the United Kingdom, or Mellon Investor Services LLC if you are not a shareholder based in the United Kingdom. They will require you to pay an administration charge, and they will send you a form of indemnity. The indemnity is required to protect Alea from the potential misuse of the missing share certificate and must be returned before a new certificate can be issued.

Q: I would like to transfer shares to someone I know. How do I arrange this?
A: As these transactions do not involve a stockbroker, you can use a stock transfer form. You can obtain a form from Capita IRG Plc if you are a shareholder based in the United Kingdom who holds share certificates. You can obtain a form from Mellon Investor Services LLC if you otherwise hold share certificates or shares via book entry through our United States transfer agent and branch registrar.

Q: My partner/relative has died. What should I do about their shareholding?
A: Contact Capita IRG Plc if your partner/relative held depositary interests on the CREST system or was a shareholder based in the United Kingdom who held share certificates and they will guide you through what you need to do. Contact Mellon Investor Services LLC if your partner/relative otherwise held share certificates or shares via book entry through our United States transfer agent and branch registrar, and they will guide you through what you need to do.

Q: I receive multiple sets of information whenever you send anything to me. How can I make sure that in the future only one copy is sent?
A: If you have acquired shares on more than one occasion, your shareholdings may have been recorded on the share register with slightly different details. As a result, two or more accounts may have been set up for you. Sometimes we need to maintain more than one account, for example, if you hold shares in your own name and also in joint names with your partner; however sometimes multiple accounts can be amalgamated. Please notify Capita IRG Plc or Mellon Investor Services LLC, as appropriate, of any accounts you believe should be amalgamated. They will do so if it is possible.

Q: Can I elect to receive any dividend or distribution payment in a currency other than US Dollars?
A: Yes. Shareholders will have the option to receive dividends in US Dollars, British Pounds or Swiss Francs. Shareholders may make currency elections by returning a currency election form to the paying agent, Capita IRG Plc. A currency election form can be obtained from Capita IRG Plc. If no election is made, shareholders will receive US Dollars. If a shareholder has already submitted a currency election form, future dividend payments will continue be made in accordance with that election unless they submit a new form to Capita IRG Plc. The British Pound or Swiss Franc equivalent of any dividend will be calculated by reference to an exchange rate prevailing on a date prior to payment selected by the Company. Dividend cheques will be drawn on a UK bank account.

FINANCIAL CALENDAR

JUNE

26 June 2007
Annual General Meeting

SEPTEMBER

19 September 2007*
Announcement of results for six months ending 30 June 2007

APRIL

4 April 2008*
Announcement of results for 2007

* Provisional date

Alea Group Holdings (Bermuda) Ltd
Crown House, 3rd Floor
4 Par-la-Ville Road
PO Box 2983
Hamilton HM 08
Bermuda
www.aleagroup.com

END